Exhibit 99.1

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on

Wednesday, May 13, 2026, at 10:00 a.m. (Eastern Time)

in a virtual format via live webcast online at https://virtual-meetings.tsxtrust.com/en/1931

Dated April 22, 2026

Record Date: April 6, 2026

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

TABLE OF CONTENTS

	FORWARD-LOOKING STATEMENTS	3
	NOTICE TO SHAREHOLDERS OUTSIDE CANADA	5
	NOTICE TO UNITED STATES SHAREHOLDERS	5
	QUESTIONS AND ANSWERS	6

A.	VOTING INFORMATION	8

	PROXY SOLICITATION	8
	NOMINATION OF PROXYHOLDERS	9
	EXERCISE OF VOTING RIGHTS BY PROXY	9
	RIGHT TO REVOKE PROXIES	10
	SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS	10
	SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING	11
	VOTING RESULTS	12
	QUORUM	13
	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	13
	VOTING SECURITIES AND PRINCIPAL HOLDERS	13

B.	ITEMS ON MEETING AGENDA	14

	PRESENTATION OF FINANCIAL STATEMENTS	14
	ELECTION OF DIRECTORS	14
	APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION	21
	PRIVATE PLACEMENTS	21
	AMENDMENTS TO OUTSTANDING WARRANTS TO INSIDERS	48
	POTENTIAL ADDITIONAL ISSUANCES	49

C.	EXPENSES OF THE TRANSACTIONS	51

D.	DESCRIPTION OF COMMON SHARES	51

E.	OWNERSHIP OF SECURITIES OF NMG	52

F.	TRADING PRICE AND VOLUME OF COMMON SHARES	53

G.	PREVIOUS PURCHASES AND SALES	54

H.	PREVIOUS DISTRIBUTIONS	54

I.	DIVIDEND POLICY	57

J.	NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	57

	OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	57
	NAMED EXECUTIVE OFFICERS SUMMARY COMPENSATION TABLE	62
	INCENTIVE PLAN AWARDS	63
	TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS	65
	DIRECTOR SUMMARY COMPENSATION TABLE	67
	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	70
	OMNIBUS PLAN	70
	INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS	74

- ii -

K.	CORPORATE GOVERNANCE	74

	GENERAL COMMENT	74
	CORPORATE GOVERNANCE	75
	BOARD OF DIRECTORS	75
	BOARD CHARTER	77
	POSITION DESCRIPTIONS	77
	ORIENTATION AND CONTINUING EDUCATION	77
	ETHICAL BUSINESS CONDUCT	78
	NOMINATION OF DIRECTORS	78
	COMPENSATION	81
	OTHER BOARD COMMITTEES	82
	ASSESSMENTS	83
	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL	83
	DIVERSITY	83

L.	AUDIT COMMITTEE	84

M.	OTHER INFORMATION	84

	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	84
	DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	84
	OTHER MATTERS TO BE CONSIDERED AT THE MEETING	85
	ADDITIONAL INFORMATION	85
	SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FOR FISCAL YEAR ENDED DECEMBER 31, 2026	85
	APPROVAL OF DIRECTORS	85

SCHEDULE A SHAREHOLDERS’ RESOLUTION CONCERNING THE IQ PRIVATE PLACEMENT

SCHEDULE B SHAREHOLDERS’ RESOLUTION CONCERNING THE CGF PRIVATE PLACEMENT

SCHEDULE C SHAREHOLDERS’ RESOLUTION CONCERNING THE PRIVATE PLACEMENTS

SCHEDULE D SHAREHOLDERS’ RESOLUTION CONCERNING THE WARRANT AMENDMENTS RESOLUTION

SCHEDULE E SHAREHOLDERS’ RESOLUTION CONCERNING THE POTENTIAL ADDITIONAL ISSUANCES RESOLUTION

SCHEDULE F FORT CAPITAL FORMAL VALUATION AND OPINION

SCHEDULE G CHARTER OF THE BOARD OF DIRECTORS

- iii -

NOTICE OF THE SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Nouveau Monde Graphite Inc.:

NOTICE IS HEREBY GIVEN that the special and annual general meeting (the “Meeting”) of holders of common shares (the “Common Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) will be held by way of live webcast available online using the TSX Trust Company platform at https://virtual-meetings.tsxtrust.com/en/1931, on Wednesday, May 13, 2026 at 10:00 a.m. (Eastern Time), for the following purposes:

1.	to receive the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2025 and 2024, and the notes thereto and the independent auditor’s report thereon (the “Financial Statements”);

2.	to elect the directors named in the enclosed management proxy circular (the “Circular”), namely Mr. Daniel Buron, Mr. Eric Desaulniers, Ms. Paola Farnesi, Ms. Édith Jacques, Mr. Hubert T. Lacroix, Mr. Stéphane Leblanc, Ms. Nathalie Pilon, and Ms. Chantal Sorel, who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

3.	to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors of the Corporation to set its compensation;

4.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “A” of the Circular) authorizing, among other things, the Corporation to issue to Investissement Québec (“IQ”) 33,351,853 Common Shares, on a private placement basis, at a price of US$1.84 per Common Share (the “Offering Price”), as more particularly described in the Circular (the “IQ Private Placement”);

5.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “B” of the Circular) authorizing, among other things, the Corporation to issue to Canada Growth Fund Inc. (“CGF”) 44,452,460 Common Shares, on a private placement basis, at the Offering Price, as more particularly described in the Circular (collectively with the IQ Private Placement, the “Related Party Private Placements”);

6.	to consider and, if deemed advisable, to adopt a resolution (the “Private Placements Resolution”, which is set out in Schedule “C” of the Circular) authorizing, among other things, the Related Party Private Placements and the issuance by the Corporation to ENI International B.V. (“ENI”) of 38,043,478 Common Shares, on a private placement basis, at the Offering Price (collectively, the “Private Placements”), and (i) which Common Shares to be issued pursuant to the Private Placements represent, in the aggregate, (A) more than 25% of the current number of Common Shares outstanding of the Corporation, on a non-diluted basis, and (B) a 19.56% discount to the five-day volume weighted average price of the Common Shares on the Toronto Stock Exchange on April 9, 2026, and (ii) which Common Shares to be issued pursuant to the Related Party Private Placements represent more than 10% of the current number of Common Shares outstanding of the Corporation, on a non-diluted basis, all as more particularly described in the Circular;

7.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “D” of the Circular) authorizing, among other things, certain amendments to outstanding warrants of the Corporation to acquire Common Shares (the “Warrants”) held by each of IQ and CGF, in each case as more particularly described in the Circular;

8.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “E” of the Circular) authorizing, among other things, the potential exercise of the Warrants held by IQ and CGF and conversion of an unsecured convertible note of the Corporation dated November 8, 2022, as amended and restated on October 27, 2025 in favour of IQ, that would allow IQ and/or CGF to hold more than 20% of the Common Shares issued and outstanding, on a non-diluted basis, as more particularly described in the Circular; and

9.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The Circular for the Meeting is attached to this notice.

Montréal, Québec, April 22, 2026

By order of the Board of Directors,

(s) Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs and Corporate Secretary

Shareholders will have an equal opportunity to participate at the Meeting given its virtual format regardless of their geographic location. As always, we encourage shareholders to vote their Common Shares prior to the Meeting.

Shareholders of the Corporation whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or voting instruction form for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern Time) on May 11, 2026 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment or postponement (i) by mail at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-607-7964; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online to the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If you are not a registered shareholder but you are a beneficial owner, please follow the instructions contained in the Circular and those provided by your intermediary.

Please review the Circular carefully and in full prior to voting as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular and the Financial Statements are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in the context of a solicitation of proxies by the management of Nouveau Monde Graphite Inc. (the “Corporation” or “NMG”) for the special and annual general meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held in a virtual format via live webcast available online using the TSX Trust Company platform at https://virtual-meetings.tsxtrust.com/en/1931, on Wednesday, May 13, 2026 at 10:00 a.m. (Eastern Time), and for the purposes set forth in the foregoing notice of Meeting (the “Notice”) and at any adjournment or postponement thereof. In the Circular, unless otherwise indicated, the financial information set out is dated as of December 31, 2025, while all other information set out is dated as of April 22, 2026. Unless otherwise specified in this Circular, numbers and price of the Common Shares and any other information on securities convertible into Common Shares are stated after giving effect to the consolidation of the Common Shares (the “Consolidation”) on the basis of one new Common Share for every ten outstanding Common Shares as of March 24, 2021 (the “Consolidation Ratio”). All monetary amounts referred to herein are expressed in Canadian dollars, unless otherwise indicated. Shareholders will not be able to physically attend the Meeting.

FORWARD-LOOKING STATEMENTS

This Circular contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and United States securities laws (collectively, “forward-looking statements”), which relate to future events or future performance, and are based on management’s assumptions, expectations, estimates and projections as at the date of this Circular. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. Forward- looking statements contained in this Circular may include, but are not limited to, statements and comments with respect to (i) the reasons of the board of directors of the Corporation for determining that the Private Placements are in the best interests of NMG, approving the Private Placements and recommending that Shareholders approve each of the resolutions to be considered at the Meeting, (ii) the expected benefits from the completion of the Private Placements and in connection with the Warrant Amendments (as defined below), (iii) the use of proceeds of the Private Placements, (iv) the anticipated timing and various steps to be completed in connection with the Private Placements, including receipt of Shareholder approvals and final TSX (as defined below) approval in connection therewith, (v) the anticipated timing of closing of the Private Placements, (vi) the ability of the Corporation to successfully execute definitive agreements with respect to the Facilities (as defined below), on the terms and conditions described herein and/or set forth in the commitment letter (including the amount of the Facilities) or at all, the completion of due diligence by Export Development Canada and Canada Infrastructure Bank, the ability of the Corporation to meet the Facilities’ conditions precedent and/or customary closing conditions, (vii) in respect of the Potential Additional Issuances (as defined below), receipt of Shareholder approval, receipt of TSX approval and any exercise of Warrants by CGF and/or IQ or conversion of the IQ Convertible Note, (viii) the satisfaction of closing conditions with respect to the Public Offering (as defined below) and of the release conditions in respect of the subscription receipts to be issued pursuant to the Public Offering; (ix) the intended construction and commissioning timeline of the Matawinie Mine Project (as defined below) and the Bécancour Battery Material Plants Project (as defined below), (x) the intended development of the Matawinie Mine (as defined below), (xi) the intended development of the First-Stage Bécancour Battery Material Plant (as defined below), (xii) the intended development of the Second-Stage Bécancour Battery Material Plant (as defined below), (xiii) the intended execution strategy of the Corporation’s projected development of the Matawinie Mine Project and the First-Stage Bécancour Battery Material Plants Project, (xiv) the economic performance and product development efforts of the Corporation, as well as the Corporation’s expected achievement of milestones, (xv) receipt of any regulatory approvals and permits in respect of any of the Corporation’s initiatives, (xvi) the Corporation’s relationship with its stakeholders, including First Nations, communities, suppliers, contractors and employees, (xvii) the positive impact of the foregoing on project economics and shareholder value, (xviii) the intended production of eco-friendly advanced materials, (xix) trends in legislation, consumer preferences, industry standards, markets and technology, (xx) the intended results of the initiatives described in this Circular and (xxi) those statements which are discussed in this Circular which essentially describe the Corporation’s outlook and objectives. Such forward-looking statements are not guarantees of future performance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic, competitive and other uncertainties, risks and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including: (i) that the Private Placements will be completed on the terms, and with the timing, currently contemplated, (ii) that all conditions to the completion of the Private Placements, including Shareholder approvals and final TSX approval, will be satisfied or waived, (iii) that Shareholder approval will be obtained for the Warrant Amendments, (iv) the ability of the Corporation to complete the Public Offering on the terms described herein or at all, (v) the ability of the Corporation to successfully execute definitive agreements with respect to the Facilities, on the terms and conditions set forth herein and/or in the commitment letter (including the amount of the Facilities, or at all, the completion of due diligence by Export Development Canada and Canada Infrastructure Bank and the ability of the Corporation to meet the Facilities’ conditions precedent and/or closing conditions, (vi) current technological trends, (vii) the business relationship between the Corporation and its stakeholders, (viii) the ability to operate in a safe and effective manner, (ix) the timely delivery and installation at estimated prices of the equipment supporting the production, (x) assumed sale prices for graphite concentrate, (xi) the accuracy of any mineral resource estimates, (xii) future currency exchange rates and interest rates, (xii) political and regulatory stability, (xiii) prices of commodity and production costs, (xiv) the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, (xv) sustained labor stability, (xvi) stability in financial and capital markets, (xvii) availability of equipment and critical supplies, spare parts and consumables, (xviii) various tax assumptions, (xix) capital expenditure and operating expense estimates, (xx) all economic and operational projections relating to the Matawinie Mine Project and the Bécancour Battery Material Plants Project, (xxi) local infrastructures, (xxii) the Corporation’s business prospects and opportunities and (xxiii) estimates of the operational performance of the equipment.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, (i) that the Corporation may fail to obtain required Shareholder approvals or final TSX approval or to otherwise satisfy the conditions to the completion of the Private Placements, or fail to obtain such approvals or satisfy such conditions in a timely manner, (ii) that the Corporation may fail to obtain the required Shareholder approvals or TSX approval in respect of the Warrant Amendments, (iii) that the Corporation may fail to satisfy all closing conditions to the Public Offering and the release conditions in respect of the subscription receipts to be issued pursuant to the Public Offering, (iv) the failure to enter into definitive agreements with respect to the Facilities, on the terms and conditions set forth herein and/or in the commitment letter (including the amount of the Facilities) or at all, the completion of due diligence by Export Development Canada and Canada Infrastructure Bank, the failure of the Corporation to meet the Facilities’ conditions precedent and/or customary closing conditions and the expected impacts of the Facilities on the Corporation’s operational and financial situation, (v) delays in the scheduled delivery times of the equipment, (vi) the ability of the Corporation to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, (vii) the availability of financing or financing on favorable terms for the Corporation, (viii) the dependence on commodity prices, (ix) the impact of inflation on costs, (x) the risks of obtaining the necessary permits, (xi) the operating performance of the Corporation’s assets and businesses, (xii) competitive factors in the graphite mining and production industry, (xiii) changes in laws and regulations affecting the Corporation’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, (ix) political and social acceptability risk, (x) environmental regulation risk, (xi) currency and exchange rate risk, (xii) technological developments, and (xiii) general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in this Circular and in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this cautionary note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

NOTICE TO SHAREHOLDERS OUTSIDE CANADA

NMG is a corporation existing under the federal laws of Canada. The Corporation has prepared this Circular in accordance with Canadian disclosure standards. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with applicable Canadian corporate and securities laws.

Shareholders should be aware that disclosure and proxy solicitation requirements under such Canadian laws differ from requirements under corporate and securities laws applicable in other jurisdictions. The proxy rules of other jurisdictions are not applicable to the Corporation nor to this solicitation of proxies and therefore this solicitation is not being effected in accordance with such corporate or securities laws.

Certain of the financial information included in this Circular has been prepared in accordance with International Financial Reporting Standards, which differ from other jurisdictions’ accounting principles in certain material respects, and thus may not be comparable to financial information of companies subject to such other jurisdictions’ accounting principles.

NEITHER THE PRIVATE PLACEMENTS NOR THE WARRANT AMENDMENTS NOR THE POTENTIAL ADDITIONAL ISSUANCES (AS DEFINED BELOW) HAVE BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE PRIVATE PLACEMENTS NOR THE WARRANT AMENDMENTS NOR THE POTENTIAL ADDITIONAL ISSUANCES. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Shareholders in the United States should also see “Notice to United States Shareholders.”

NOTICE TO UNITED STATES SHAREHOLDERS

NMG is a corporation existing under the federal laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The solicitation of proxies for the Meeting is not subject to the requirements applicable to proxy statements under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act. Specifically, information contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

Financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and therefore, they may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

The enforcement by Shareholders of civil liabilities under United States federal and state securities laws may be adversely affected by the fact that the Corporation is incorporated under the Canada Business Corporations Act and located in Canada, that certain of its directors and officers are non-residents of the United States, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States. In addition, United States Shareholders should not assume that courts in Canada or in the countries where the Corporation’s directors and officers reside or in which the Corporation’s assets or the assets of the Corporation’s directors and officers are located (i) would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated upon civil liability provisions of United States federal and state securities laws as may be applicable, or (ii) would enforce, in original actions, any asserted liabilities against the Corporation or such persons predicated upon such laws.

NEITHER THE PRIVATE PLACEMENTS NOR THE WARRANT AMENDMENTS NOR THE POTENTIAL ADDITIONAL ISSUANCES HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATOR IN THE UNITED STATES, NOR HAS ANY UNITED STATES SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR THE MERITS OF THE TRANSACTIONS CONTEMPLATED IN THIS CIRCULAR OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.

QUESTIONS AND ANSWERS

The following briefly addresses certain questions you may have regarding the matters to be acted upon at the Meeting. The below information is only a summary of certain information contained elsewhere in this Circular and is qualified in its entirety by the more detailed information contained in or referred to elsewhere in this Circular. This Circular should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in this Circular.

Questions	Answers
What am I being asked to vote on at the Meeting?

Shareholders are being asked to vote on resolutions to approve (i) the IQ Private Placement (as defined below) and the CGF Private Placement (as defined below) (collectively, the “Related Party Private Placements”), (ii) the IQ Private Placement, the CGF Private Placement and the ENI Private Placement (as defined below) (collectively, the “Private Placements”), for aggregate gross proceeds of approximately US$213,159,935, at a price per Common Share of US$1.84, which reflects a 19.56% discount to the five-day volume weighted average price of the Common Shares on the TSX on April 9, 2026, (iii) the Warrant Amendments (as defined below), to amend, among other things, certain terms of the Insider Warrants (as defined below) and (iv) the Potential Additional Issuances (as defined below).

Why are the Private Placements necessary?

The Private Placements will involve gross proceeds to NMG of approximately US$61,367,410 in respect of Investissement Québec (“IQ”), approximately US$81,792,526 in respect of Canada Growth Fund Inc. (“CGF”) and approximately US$70,000,000 in respect of ENI International B.V. (“ENI”) to support the development of the commercial operations of the Matawinie Mine Project.

How will the Private Placements affect my ownership interest in NMG?

(A)  In respect of IQ, following Closing (as defined below), IQ will be issued 33,351,853 Common Shares, representing approximately 20.74% of NMG’s currently issued and outstanding Common Shares (on a non-diluted basis and not including the issuances to CGF or ENI described herein).

(B)   In respect of CGF, following Closing, CGF will be issued 44,452,460 Common Shares, representing approximately 27.64% of NMG’s currently issued and outstanding Common Shares (on a non- diluted basis and not including the issuances to IQ or ENI described herein).

Questions	Answers

(C)   In respect of ENI, following Closing, ENI will be issued 38,043,478 Common Shares, representing approximately 23.65% of NMG’s currently issued and outstanding Common Shares (on a non- diluted basis and not including the issuances to IQ or CGF described herein).

As a consequence, the ownership interest of all Shareholders will be correspondingly diluted on Closing.

Why are the Warrant Amendments necessary?	The Warrant Amendments are being proposed to extend the expiry date of the Insider Warrants.
Why is the Potential Additional Issuances Resolution (as defined below) being proposed?

As part of the Related Party Private Placements, CGF and IQ have notified NMG that they wish to have the discretion to exercise their respective Warrant, in full or in part, upon such Warrants becoming exercisable in accordance with their terms without any limitation on ownership. IQ has also notified NMG that it wishes to have the discretion to convert, in full or in part, the IQ Convertible Note and be paid interest in accordance with its terms without any limitation on ownership. Pursuant to Section 604(a)(i) of the TSX Manual (as defined below), Shareholders are being asked to approve the exercise of either Warrant, as any such exercise may materially affect control of NMG.

How does the Board recommend I vote on the matters to be acted upon at the Meeting?	The Board (other than, in respect of the resolutions regarding the Related Party Private Placements, Mr. Eric Desaulniers (the “Interested Director”), who recused himself) unanimously recommends that Shareholders vote FOR all matters to be acted upon at the Meeting, as set out in the section “Items on Meeting Agenda” in this Circular.
What level of Shareholder support is required to approve matters to be acted upon at the Meeting?

The resolutions to approve each of the matters to be acted upon at the Meeting must each be approved by a simple majority (more than 50%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, other than certain Shareholders whose votes are excluded in respect of certain resolutions pursuant to Regulation 61- 101 (as defined below) or the TSX Manual, as applicable (the applicable approving Shareholders being the “Disinterested Shareholders” and the applicable excluded Shareholders being the “Excluded Shareholders”).

For clarity on which Shareholders may vote on matters to be acted upon at the Meeting, please refer to the section “Voting Securities and Principal Holders” in this Circular.

Who is eligible to vote at the Meeting?

If you held Common Shares at the close of business on April 6, 2026 (the “Record Date”), you will be entitled to receive notice of and vote at the Meeting, even if you have since that date disposed of your Common

Shares.

Questions	Answers
How do I vote?

If you are a registered Shareholder, you may exercise your rights by attending the Meeting virtually or by completing a proxy form. You may also exercise your voting rights (i) by mail to TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416- 607-7964; (iii) by calling the toll-free number in Canada and the United States, 1-888-489-7352; (iv) by casting your vote online using the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If, as a Beneficial Owner (as defined below) as of the Record Date, you wish to participate and vote at the Meeting (or have another person, who need not be a Shareholder, participate and vote on your behalf), you must follow the instructions on the voting instruction form that you receive or seek a form of proxy from your intermediary. If you are not sure what to do, you should immediately contact your intermediary in respect of your Common Shares.

Am I entitled to dissent rights?	No. Shareholders are not entitled to dissent rights in connection with the matters to be acted upon at the Meeting.

A. VOTING INFORMATION

PROXY SOLICITATION

While proxies will be mainly solicited by mail, certain directors, officers and employees of the Corporation may solicit them directly in person, by telephone, or by other means of electronic communication, but without additional compensation. The Corporation may also mandate an external proxy solicitation agency to help therewith. The cost of solicitation will be assumed by the Corporation, and it is not expected to be significant. Arrangements will also be made with brokerage firms and other receivers, trustees and agents for the forwarding of proxy solicitation documents to the beneficial owners of the Common Shares in accordance with the provisions of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (“Regulation 54-101”).

Shareholders whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form (“VIF”). If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or VIF for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern Time) on May 11, 2026 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment or postponement (i) by mail at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-607-7964; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online to the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If you are not a registered Shareholder but you are a beneficial owner, please follow the instructions contained in this Circular and those provided by your intermediary.

NOMINATION OF PROXYHOLDERS

The persons named as proxyholders in the proxy form for the Meeting have been chosen by the board of directors of the Corporation (the “Board of Directors”). A Shareholder entitled to vote at the Meeting has the right to appoint a person other than the persons named in the proxy form or VIF for the Meeting to attend the Meeting and act on his or her behalf. To exercise this right, the Shareholder must insert the name of that person in the space provided for that purpose in the proxy form or VIF. Any person appointed as proxyholder does not need to be a Shareholder of the Corporation. If a Shareholder appoints a proxyholder other than the persons named in the proxy form or VIF for the Meeting, in addition to returning their proxy form or VIF by mail, fax, email or Internet to TSX Trust Company, they must also either call the TSX Trust Company at 1-866-751-6315 (toll free in Canada and the United States) or 1-416- 682-3860 (other countries) or complete the electronic form available at www.tsxtrust.com/control-number-request by 10:00 a.m. (Eastern Time) on May 11, 2026 to properly register their proxyholder, so that TSX Trust Company may provide such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on the proxy form or VIF. Without a 13-digit proxyholder control number, the proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

The Shareholder who is an individual must sign his or her name as it appears in the proxy form. If the Shareholder is a corporation, the proxy form must be signed by a duly authorized officer or attorney of this corporation. Also, for the Shareholder who is a corporate body, any individual accredited by a certified resolution of the directors or management of this corporate body may represent the latter at the Meeting and may apply all the Shareholder’s powers, without a proxy.

If the Common Shares are registered in the name of an executor, administrator or trustee, these persons must sign the exact name appearing in the proxy form. If the Common Shares are registered in the name of a deceased Shareholder or other holder, the name of the Shareholder must be printed in block letters in the space provided for that purpose. The proxy form must be signed by the legal representative, who must print his or her name in block letters under his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to the proxy form.

In many cases, the Common Shares belonging to a beneficial owner are registered in the name of a securities broker, another intermediary or a clearing agency. Beneficial owners should carefully read the section “Special Voting Instructions for the Benefit of Beneficial Owners” in this Circular and carefully follow the directions given by their intermediaries.

EXERCISE OF VOTING RIGHTS BY PROXY

For any item listed in the Notice, the persons named as proxyholders in the proxy form or VIF will exercise the voting rights attached to the Common Shares for which they have been nominated in accordance with the instructions of the Shareholders who have nominated them. If no specific instruction has been given by the Shareholder, the voting rights attached to his or her Common Shares will be exercised in favour of adopting the items listed in the Notice. The persons named as proxyholders will have discretionary authority with respect to amendments or variations to matters identified in the Notice and other matters which may properly come before the Meeting provided that (i) the management of the Corporation is not aware within a reasonable time before the time the solicitation is made that any of those amendments, variations or other matters are to be presented for action at the Meeting and (ii) a specific statement is made in this Circular, in the proxy form or in the VIF that the proxy is conferring such discretionary authority. However, the persons named as proxyholders may not have such discretionary authority to vote at any meeting other than the Meeting, or any adjournment or postponement thereof. As of the date of this Circular, directors of the Corporation have no knowledge of any amendment to the items listed in the Notice nor of any other item that may be brought before the Meeting in due form.

Under rules of the New York Stock Exchange (“NYSE”), brokers and other intermediaries holding shares in street name for their customers are generally required to vote these shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than approving the consolidated financial statements of the Corporation for the year ended December 31, 2025, the Corporation believes that all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote.

RIGHT TO REVOKE PROXIES

Any Shareholder who is an individual is at liberty to revoke their proxy by filing a written notice of revocation, including another proxy form indicating a later date, signed by the Shareholder or his or her proxyholder duly authorized in writing. If the Shareholder is a corporate body, the written notice of revocation and proxy form must be signed by a duly authorized officer or representative.

The written notice of revocation as well as the proxy form must be delivered (i) by mail to the Corporation’s head office, no later than 10:00 a.m. (Eastern Time), on May 11, 2026 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after any adjournment or postponement thereof at which the proxy is to be used or (ii) either by mail to TSX Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at 416-607-7964, no later than the last clear business day preceding the Meeting or resumption of the Meeting after any adjournment or postponement thereof at which the proxy is to be used, or (iii) by email to the secretary of such Meeting, at legal@nmg.com, on the day of the Meeting or resumption of the Meeting after any adjournment or postponement thereof at which the proxy is to be used, or (iv) by any other manner permitted by law. The act of appointing a proxyholder results in the revocation of any previous act of appointing another proxyholder. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests. If a registered Shareholder follows the process for attending and voting at the Meeting online, voting at the Meeting online will also revoke your previous proxy.

SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS

The information provided in this section is of considerable importance for many Shareholders, because a large number of them hold Common Shares through securities brokers or their nominees and not in their own names. These Shareholders (hereinafter “Beneficial Owners”) must be aware of the fact that only proxies filed by Shareholders whose names appear in the Corporation’s ledger as registered holders of Common Shares may be recognized and may benefit from the right to vote at the Meeting. If the Common Shares are registered in a statement that is remitted to the Shareholder by the broker, in almost all cases, these Common Shares will not be registered in the Shareholder’s name in the Corporation’s ledger. These Common Shares will likely be registered in the name of the broker or its nominee. In Canada, the majority of these Common Shares are registered in the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.) which acts as a depository for many Canadian brokerage firms. The voting rights attached to the Common Shares held by brokers or their nominees may be exercised only according to the Beneficial Owner’s specific instructions. Brokers and their nominees are prohibited from exercising the voting rights attached to the Common Shares of their clients without specific voting instructions. In order for their Common Shares to be voted at the Meeting, Beneficial Owners must make sure that their specific instructions concerning the exercise of the voting rights attached to their Common Shares are conveyed to the appropriate person well before the Meeting.

Pursuant to Regulation 54-101, intermediaries and brokers must obtain voting instructions from Beneficial Owners before a meeting of Shareholders. Each intermediary and broker has its own rules concerning the mailing and forwarding of VIFs, meeting notices, proxy circulars as well as all other documents sent to Shareholders for a meeting. These rules must be carefully followed by Beneficial Owners to ensure that the rights attached to their Common Shares can be exercised at the Meeting. The VIF remitted to Beneficial Owners by the intermediary or the broker is often the same form as the one remitted to registered Shareholders; however, its sole purpose is to obtain instructions for the intermediary or the broker on how to exercise the voting rights on behalf of the Beneficial Owner. The majority of intermediaries or brokers now delegate the responsibility of obtaining voting instructions from their clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge provides VIFs and mails them to the Beneficial Owners, and asks them to return the VIFs to Broadridge, or to call its toll-free number to exercise the voting rights attached to their Common Shares, or to go to its website at www.proxyvote.com to provide voting instructions. Broadridge then computes the results of all the voting instructions received and gives the appropriate instructions regarding the exercise of the voting rights attached to the Common Shares that will be represented at the Meeting.

The Beneficial Owner who receives a VIF from Broadridge may not use such VIF to exercise the voting rights attached to his or her Common Shares directly at the Meeting. The VIF must be returned to Broadridge 48 hours before the Meeting so that the voting rights attached to the Common Shares can be exercised at the Meeting.

While a Beneficial Owner cannot be recognized directly at the Meeting for the purpose of exercising the voting rights attached to the Common Shares registered in the name of his or her broker or his or her broker’s nominee, the Beneficial Owner may attend the Meeting as proxyholder for the registered Shareholder and may, in this capacity, exercise the voting rights attached to the Common Shares. The Beneficial Owner wishing to attend the Meeting and indirectly exercise the voting rights attached to his or her Common Shares as proxyholders for the registered Shareholder must enter his or her own name in the space provided in the VIF and return it to his or her broker (or his or her broker’s nominee) in accordance with the instructions provided by the broker (or broker’s nominee) before the Meeting. The Beneficial Owner can also write the name in the space provided in the VIF of someone else whom he or she wishes to attend the Meeting and vote on his or her behalf. Unless prohibited by law, the person whose name is written in the space provided in the VIF will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in the VIF or the Circular. The Beneficial Owner may consult a legal advisor if he or she wishes to modify the authority granted to that person in any way.

According to Regulation 54-101, the Corporation distributed copies of the Notice, the Circular and the VIF (collectively with the proxy form, the “Meeting Materials”) to clearing agencies and intermediaries for onward distribution to non- objecting Beneficial Owners. The Corporation will pay for the distribution of Meeting Materials to objecting Beneficial Owners.

As permitted under Regulation 54-101, the Corporation has used a non-objecting Beneficial Owners list to send the Meeting Materials to the owners whose names appear on that list.

The Meeting Materials were sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for i) delivering these materials to you, and ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING

The Corporation has decided to hold the Meeting in a virtual format, which will be conducted by way of a live webcast through a virtual platform with real-time balloting. Shareholders will have an equal opportunity to participate at the Meeting through this virtual format regardless of their geographic location. As always, we encourage Shareholders to vote their Common Shares prior to the Meeting. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting virtually, and vote in real time virtually, provided they are connected to the internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests but will not be able to vote at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the proxy form or VIF (including a non-registered Shareholder who wishes to appoint himself or herself to attend the Meeting) must carefully follow the instructions in this Circular and on their proxy form or VIF. These instructions include the additional step of registering such proxyholder with the Corporation’s transfer agent, TSX Trust Company, after submitting the proxy form or VIF. Failure to register the proxyholder with TSX Trust Company will result in the proxyholder only being able to attend the Meeting as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

Shareholders who wish to attend the Meeting are encouraged to log into the Meeting one hour (1 hr) prior to the commencement of the Meeting. You may begin to log into the Meeting virtual platform beginning at 9:00 a.m. (Eastern Time) on May 13, 2026. The Meeting will begin promptly at 10:00 a.m. (Eastern Time) on May 13, 2026.

How to Vote

Registered Shareholders have two ways to vote their Common Shares:

▪	by submitting a proxy form as per the instructions indicated; or

▪	during the Meeting, by online ballot, when called for, through the virtual platform.

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting will be able to vote by completing a ballot online, when called for, during the Meeting through the virtual platform.

Guests (including non-registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting as set out below. Guests will be able to attend and listen to the Meeting but will not be able to vote during the Meeting.

To Access and Vote at the Virtual Meeting:

▪	Step 1: Log into the virtual platform online at https://virtual-meetings.tsxtrust.com/en/1931.

▪	Step 2: Follow these instructions:

Registered Shareholders: Click “I have a control number” and then enter your unique 13-digit control number and password “nou2026” (case-sensitive). The 13-digit number located on the proxy form received from TSX Trust Company is your control number. If you use your control number to log into the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your unique proxyholder 13-digit control number and password “nou2026” (case-sensitive). The proxyholder 13-digit number will have been provided by email from TSX Trust Company following your registration at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America) at the latest at 10:00 a.m. (Eastern Time) on May 11, 2026. Alternatively, a duly appointed proxyholder may request a 13-digit proxyholder control number by completing a form online using the following link: https://www.tsxtrust.com/control-number-request. Failing to register will result in the proxyholder not receiving a control number, which is required to vote at the Meeting.

You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the virtual platform for the Meeting. If you are experiencing any difficulty connecting to or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted by security settings of your organization.

VOTING RESULTS

Following the Meeting, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedarplus.ca and the United States securities regulatory authorities at www.sec.gov.

QUORUM

Under the Corporation’s general by-laws, quorum is present, irrespective of the number of persons actually present at the Meeting, if Shareholders entitled to more than 10% of the votes which may be cast at the Meeting are present in person or represented by proxy.

Quorum must be reached at the opening of the Meeting so that it is regularly constituted even if quorum is not maintained during the course of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Corporation’s directors, executive officers, proposed nominees for directorship, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any items on the Meeting agenda.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the date of this Circular, 160,826,539 Common Shares were issued and outstanding. The holders of Common Shares have the right to vote at any meeting of Shareholders. Only Shareholders registered in the Corporation’s ledger at the close of business on the Record Date have the right to receive the Notice and have the right to vote at the Meeting and any adjournment or postponement thereof, if they are present or represented by proxy.

Common Shares held by the following Shareholders will be excluded from the vote in respect of the resolution mentioned in the column next to each such Shareholder’s name (each such Shareholder being an Excluded Shareholder in respect of the applicable resolution):

Resolution	Excluded Shareholder(s)	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly		Approximate percentage of total Common Shares(1)
IQ Private Placement Resolution	Investissement Québec	25,637,260	(2)	15.94%
CGF Private Placement Resolution	Canada Growth Fund Inc.	19,841,269	(3)	12.34%
Private Placements Resolution	Investissement Québec	25,637,260	(2)	15.94%
	Canada Growth Fund Inc.	19,841,269	(3)	12.34%
	ENI International B.V.	NIL		N/A
Warrant Amendments Resolution	Investissement Québec	25,637,260	(2)	15.94%
	Canada Growth Fund Inc.	19,841,269	(3)	12.34%
Potential Additional Issuances Resolution	Investissement Québec	25,637,260	(2)	15.94%
	Canada Growth Fund Inc.	19,841,269	(3)	12.34%

Notes:

(1)	Percentages are based on 160,826,539 Common Shares outstanding as at April 6, 2026.

(2)	Currently, IQ may have beneficial ownership of, or control or direction over, 19,841,269 IQ Warrants, 2,500,000 convertible notes and 2,500,000 warrants (comprised of the units issued upon conversion of the convertible note, and 1,920,176 shares issuable to IQ in connection with accrued interest under IQ’s Convertible Note which represent, including the common shares issued, approximately 27.93% of the issued and outstanding Common Shares on a partially diluted basis (assuming exercise of the IQ Warrants).

(3)	Currently, CGF may have beneficial ownership of, or control or direction over, 19,841,269 CGF Warrants, which represent, including the Common Shares issued, approximately 21.96% of the issued and outstanding Common Shares on a partially diluted basis (assuming exercise of the CGF Warrants).

All matters proposed before the Meeting require approval by a simple majority of the votes of the Disinterested Shareholders (being shareholders other than the applicable Excluded Shareholder(s) identified in the table above for each resolution) present or represented by proxy at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, based upon filings made with Canadian securities regulators on or before the date of this Circular, no person beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the Corporation’s voting securities, other than the persons listed in the table below:

Shareholder	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly	Approximate percentage of total Common Shares (1)	Number of Warrants Beneficially Owned, Controlled or Directed
Investissement Québec	25,637,260	15.94%	19,841,269
Canada Growth Fund Inc.	19,841,269	12.34%	19,841,269

Notes:

(1)	Percentages are based on 160,826,539 Common Shares outstanding as at April 6, 2026.

B. ITEMS ON MEETING AGENDA

PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2025 and 2024, and the independent auditor’s report thereon will be tabled at the Meeting but will not be subject to a vote.

ELECTION OF DIRECTORS

The Corporation’s articles of amalgamation specify that the Board of Directors may be composed of a minimum of three (3) and a maximum of fifteen (15) directors. The Corporation’s general by-laws specify that the directors are elected annually by the Shareholders. Each director so elected shall hold office until the next annual general meeting of the Shareholders, unless he/she shall resign or his/her office becomes vacant by death, removal or other cause.

The Corporation’s management deems that all nominees will be capable of acting as directors. The proxy form or the VIF do not grant a discretionary power to elect a director of the Corporation unless a proposed nominee is designated in the Circular.

The Board of Directors proposes the following eight (8) individuals as nominees for election as directors of the Corporation:

Daniel Buron

Eric Desaulniers

Paola Farnesi

Édith Jacques

Hubert T. Lacroix

Stéphane Leblanc

Nathalie Pilon

Chantal Sorel

Mr. Daniel Buron, Mr. Eric Desaulniers, Ms. Paola Farnesi, Ms. Édith Jacques, Mr. Stéphane Leblanc, Ms. Nathalie Pilon, and Ms. Chantal Sorel, were elected as directors of the Corporation by the Shareholders of the Corporation at the annual general meeting of Shareholders on June 17, 2025. Mr. Hubert T. Lacroix is CGF’s designated nominee for election as director of the Corporation pursuant to the investor rights agreement dated December 20, 2024 between CGF and the Corporation (the “CGF IRA”). The CGF IRA provides that, for so long as CGF maintains beneficial ownership of at least 10% of the issued and outstanding Common Shares of the Corporation, CGF is entitled to designate one nominee for election or appointment to the Board of Directors, and for so long as CGF maintains beneficial ownership of at least 20% of the issued and outstanding Common Shares, CGF is entitled to designate an additional nominee. Where CGF is entitled to designate two nominees, at least one such nominee must be independent within the meaning of applicable Canadian securities laws and the rules of the NYSE. The CGF IRA further requires the Corporation to include any CGF-designated nominee in the Corporation’s management information circular and to recommend that Shareholders vote in favour of his or her election. The CGF IRA is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form or VIF for the Meeting intend to vote FOR the election of the nominees for directorship listed above.

The following table provides certain information concerning each nominee for directorship: name, province, country of residence and position held with the Corporation. It also provides, among other things, the current members of the Audit Committee, the Human Resources Committee, the Governance Committee, the ESG (Environmental, Social and Governance) Committee, and the Projects and Development Committee (collectively, the “Committees”), the month and year in which the nominee became a director of the Corporation, his or her principal occupation, business or employment in the last five years and the number of Common Shares that he or she beneficially owns, controls or directs, directly or indirectly, as of the date of the Circular.

DANIEL BURON
Québec, Canada Independent Director of the Corporation since September 2019

Mr. Buron was until April 2023 Executive Vice-President and Chief Financial Officer of Domtar Corporation (NYSE:UFS) and Domtar Inc. (“Domtar”). Before joining Domtar in 1999, he held various finance positions with a leading firm in the commercialization and development of IT applications, solutions and tools as well as with one of the big four international accounting firms. Mr. Buron has more than 30 years of experience in finance. He was a member of the Québec Chartered Professional Accounting (CPA) order and a member of the Institute of Corporate Directors (ICD). He served on the board of McGill University Health Center Foundation and on the board of SEMAFO Inc., a TSX-listed company. Mr. Buron holds a Bachelor of Commerce Degree from Laval University.

	Committee Memberships: Chairman of the Board Chair of the Governance Committee Member of the Audit Committee Member of the Human Resources Committee	Principal Occupation During Last Five Years: Former Executive Vice-President and Chief Financial Officer of Domtar Corp.	Number of Common Shares Beneficially Owned, Controlled or Directed: 9,397 Common Shares
	2025 Board/Committee Attendance: Board of Directors: 6/6 Audit Committee: 5/5 Governance Committee: 2/2 Human Resources Committee: 8/8 Total: 21/21	Other Public Directorships: N/A

ERIC DESAULNIERS
Québec, Canada Not independent President, Chief Executive Officer and Director of the Corporation since January 2013

Mr. Desaulniers, MSc, P. Geo, is a professional geologist with a specialization in geophysics and integrated 3D earth modelling. He spearheads the corporate development of NMG in direct collaboration with the internal technical team and industry experts.

Before discovering the world-class Matawinie deposit that launched NMG, Mr. Desaulniers directed ED Exploration, a consulting firm that strived to offer high-level geological and geophysical services to the mineral industry. He also served as Project Manager at Sander Geophysics Ltd. where he managed numerous international large-scale interpretation and data acquisition projects in the Middle East, Africa and North America for major clients like the British Geological Survey, Saudi Aramco, the Moroccan government, BRGM and Shell. Mr. Desaulniers holds a Bachelor in Geology and a Master in Geophysics from Université Laval.

	Committee Memberships: N/A	Principal Occupation During Last Five Years: President and Chief Executive Officer of the Corporation	Number of Common Shares Beneficially Owned, Controlled or Directed: 415,121 Common Shares(1)
	2025 Board Attendance: Board of Directors: 6/6 Total: 6/6	Other Public Directorships: Vior Gold Corporation Inc.

PAOLA FARNESI
Québec, Canada Independent Director of the Corporation since June 2025

Ms. Paola Farnesi is a senior financial professional with over 30 years of experience in corporate finance, financial reporting, M&A and risk management. She was, until March 2026, Vice-President and Treasurer of Domtar Corporation, responsible for negotiating and arranging in excess of $1 billion in corporate financings, overseeing an insurance portfolio of over $73 billion in insurable values and managing the investments of pension fund assets in excess of $8 billion. From 1994 to 2008, Ms. Farnesi held several other leadership positions at Domtar Corporation, including Vice President, Internal Audit, where she was responsible for the implementation and subsequent compliance efforts related to Sarbanes-Oxley. Prior to joining Domtar Corporation, Ms. Farnesi worked at Ernst & Young LLP for the assurance group in Montréal.

Ms. Farnesi holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University, is a member of the Chartered Professional Accountants of Québec and a member of the Institute of Corporate Directors (ICD).

	Committee Memberships: Chair of the Audit Committee Member of the ESG Committee	Principal Occupation During Last Five Years: Former Vice-President and Treasurer of Domtar Corporation	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2025 Board Attendance(2): Board of Directors 3/3 Audit Committee: 3/3 ESG Committee: 2/2 Total: 8/8	Other Public Directorships: Falco Resources Ltd. Birks Group Inc.

ÉDITH JACQUES
Québec, Canada Independent Director of the Corporation since June 2025

Ms. Édith Jacques is a lawyer and member of the Québec Bar since 1995. She is the chair of the board of directors of Lavery de Billy, a prominent law firm in Québec, and a partner in Montréal’s Business Law Group. Ms. Jacques’ practice is focusing on mergers and acquisitions, commercial law, as well as international law, and acts as business and strategic consultant to mid- and large-size companies in, among others, the energy and natural resources, and infrastructures and major projects sectors. Ms. Jacques regularly represents private companies in a wide range of transactions, including the acquisition and sale of businesses and the negotiation of distribution, supply, and manufacturing agreements for both the domestic and international markets. She also represents businesses in the implementation of structures and commercial agreements enabling them to expand into other countries. Ms. Jacques also acts as strategic advisor to firms, helping them to implement business structures supporting their growth while managing and controlling risk. She plays an active role in companies in the manufacturing and energy sectors.

Among numerous distinctions, Ms. Jacques was recognized as one of Canada's Top 25 Most Influential Lawyers in 2019 by Canadian Lawyer magazine and as leader in commercial / corporate law in the 2025 edition of the Chambers Canada guide.

Ms. Jacques is a director or member of advisory committees of the following companies: Groupe Canva Inc., Lefko Plastic Products Inc., Audio-Technica Canada Inc. and Canadian Overseas Packaging Industries Ltd.

Ms. Jacques holds a Bachelor of Law (LL.B) degree and a major in business from the Université Laval. She is also a member of the Institute of Corporate Directors (ICD).

	Committee Memberships: Member of the Governance Committee Member of the Human Resources Committee	Principal Occupation During Last Five Years: Partner at Lavery de Billy	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2025 Board Attendance(3): Board of Directors 3/3 Governance Committee: 1/1 Human Resources Committee: 4/4 Total: 8/8	Other Public Directorships: N/A

HUBERT T. LACROIX
Québec, Canada Independent Appointed nominee for CGF; candidate

As Strategic Counsel at Blake, Cassels & Graydon LLP (“Blakes”), a national law firm, Mr. Hubert T. Lacroix assists clients with the development of business strategies, corporate governance, and major transactions. Before joining Blakes in February 2019, he was President and CEO of CBC/Radio-Canada from January 2008 to June 2018, the longest mandate in the history of the public broadcaster. Before acting in that capacity, he held the position of Senior Advisor with the Montreal office of Stikeman Elliott LLP, from 2005 to 2008, and, just prior thereto, was Executive Chairman of Telemedia Corporation and of the other companies in the Telemedia corporate structure from 2000 to 2005. However, most of Mr. Lacroix’s legal career was with McCarthy Tétrault LLP, where he spent close to twenty years, concentrating on mergers and acquisitions of public companies and securities.

Over the years, Mr. Lacroix has been a director of both public and private companies, and of various non- profit organizations. He continues to serve on the boards of Cascades Inc., Axio Health Group, Solmax Group Inc., Sojecci Inc., the Villa Sainte-Marcelline Foundation and the Canadian Olympic Committee. Mr. Lacroix received his Bachelor of Civil Law and his MBA from McGill University (Québec). He also holds the certified designation of ICD.D from the Institute of Corporate Directors and the title of Fellow from that Institute.

	Committee Memberships: N/A	Principal Occupation During Last Five Years: Strategic Counsel at Blakes	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2025 Board/Committee Attendance	Other Public Directorships:
	N/A	Cascades Inc.

STÉPHANE LEBLANC
Québec, Canada Independent Director of the Corporation since September 2024

Mr. Stéphane Leblanc was previously serving as Managing Director, Rio Tinto Iron & Titanium with operational, commercial and marketing responsibility for the division. Prior to this assignment, he was the Managing Director for Kennecott Utah Copper, as well as Kennecott’s Chief Operating Officer. He also held the role of General Manager at Rio Tinto Alcan’s Sebree smelter in Kentucky. Stéphane Leblanc recently completed a career of over 30 years with Rio Tinto where he held roles in operations management and health, safety and environment, including two years as Global Head of HSE for the Alcan smelter group.

With a strong track record of leading transformational efforts and cultivating safety and sustainability- driven cultures, Mr. Leblanc has a proven capability to drive strategic plans to increase business value and respond to business changes in complex context. Mr. Leblanc graduated from the University of Sherbrooke in Québec with a Bachelor of Science degree in Mechanical Engineering.

	Committee Memberships: Chair of the Projects and Development Committee Member of the Audit Committee Member of the ESG Committee	Principal Occupation During Last Five Years: Former Managing Director, Rio Tinto Iron & Titanium	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL
	2025 Board/Committee Attendance (4): Board of Directors: 6/6 Project and Development Committee: 14/14 Audit Committee: 4/5 ESG Committee: 2/2 Total: 26/27	Other Public Directorships: N/A

NATHALIE PILON
Québec, Canada Independent Director of the Corporation since December 2020

A recognized business leader, Ms. Nathalie Pilon brings 20 years of experience in heavy industry and manufacturing, and a keen ability to bring people and technology together to drive Canada’s innovation ecosystem. Ms. Pilon was President of ABB in Canada and member of the Executive Board of ABB Americas. She has also served as President of Thomas & Betts Canada, and as Senior Manager, Professional Practice for KPMG.

She was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. In 2015 she received the distinguished Leadership Award by the Association of Women in Finance, and in 2018 she was awarded an Honorary Doctorate from Concordia University for her innovation in business. Ms. Pilon holds a Bachelor’s degree in Business Administration from HEC Montréal and is a fellow of the Québec Order of Chartered Professional Accountants (FCPA). She is a board member of HEC Montréal, Lassonde Industries Inc., Deschênes Group Inc., Kinova Group Inc., the Montréal Port Authority and Hammond Power Solutions Inc.

	Committee Memberships: Chair of the HR Committee Member of the Governance Committee Member of the Projects and Development Committee	Principal Occupation During Last Five Years: Former President of ABB Inc. in Canada	Number of Common Shares Beneficially Owned, Controlled or Directed: 10,000 Common Shares
	2025 Board/Committee Attendance (5): Board of Directors: 6/6 HR Committee: 4/4 Governance Committee: 1/1 Projects and Development Committee: 13/14 Total: 24/25	Other Public Directorships: Lassonde Industries Inc. Hammond Power Solutions Inc.

CHANTAL SOREL
Québec, Canada Independent Director of the Corporation since December 2024

Ms. Chantal Sorel has held several high-level strategic positions during her 35-year career in large corporations, SNC-Lavalin, (now known as AtkinsRéalis), ABB, Canadian National Railways and Aéroports de Montréal. She managed business units with full responsibility for results, in most notably as President, SNC-Lavalin Capital, and held various management positions including project development and financing, project management, operations, strategic development and business development, spanning diverse sectors of power, infrastructure, rail and transit, airports, industrial facilities, mining and metallurgy.

She has gained experience in Québec, Canada, as well as internationally through numerous business mandates and project executions. She serves on the Board of Directors of Falco Resources and NAV Canada, and has been a strong contributor to business associations and local institutes through board participation.

She holds a Bachelor's degree in architecture from the University of Montréal and a Master degree in Project Management from the University of Québec in Montréal. She also completed the Director's Education Program offered jointly by the Institute of Corporate Directors, the McGill Executive Institute, and the Rotman School of Management at the University of Toronto.

	Committee Memberships: Chair of the ESG Committee Member of the Projects and Development Committee	Principal Occupation During Last Five Years: Corporate Director and Advisor for Aéroports de Montréal.	Number of Common Shares Beneficially Owned, Controlled or Directed: NIL

	2025 Board/Committee Attendance (6): Board of Directors: 6/6 ESG Committee: 2/2 Projects and Development Committee: 11/11 Total: 19/19	Other Public Directorships: Falco Resources Ltd. NAV Canada

Notes:

(1)	As of the date of the Circular, Mr. Desaulniers personally holds 354,921 Common Shares and holds 60,200 Common Shares through ED Exploration Inc., a corporation controlled by Mr. Desaulniers and of which he is the sole director and officer.
(2)	Ms. Paola Farnesi’s attendances to the Board of Directors and its committees are based on the number of meetings since she has joined the Board of Directors on June 17, 2025.
(3)	Ms. Edith Jacques’s attendances to the Board of Directors and its committees are based on the number of meetings since she has joined the Board of Directors on June 17, 2025.
(4)	Mr. Stéphane Leblanc’s attendances to the ESG Committee are based on the number of meetings since he has joined the ESG Committee in June 2025.
(5)	Ms. Nathalie Pilon’s attendances to the Governance Committee are based on the number of meetings since she has joined the Governance Committee in June 2025.
(6)	Ms. Chantal Sorel’s attendances to the ESG Committee and the Projects and Development Committee are based on the number of meetings since she has joined these committees in June 2025.

Except as disclosed below, to the knowledge of the members of the Board of Directors and based on the information provided by the nominees for directorship, none of these nominees:

(a)	is, as of the date of the Circular, or has been, within ten years before this date, a director, chief executive officer or chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:

(i)	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee exercised these duties;

(b)	is, as of the date of the Circular, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while that person was acting in that capacity, or within a year of that nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee; or

(d)	has been imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority nor has been imposed any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a nominee for directorship.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”) revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Eric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

Mr. Hubert T. Lacroix served as director (as of January 21, 2019) and then as chairman of the board (as of May 14, 2019) of Stornoway Diamond Corporation (“Stornoway”) until November 1, 2019. On September 9, 2019, Stornoway, together with its then wholly-owned operating subsidiary Stornoway Diamonds (Canada) Inc. (“SDCI”) and certain related entities, filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). Pursuant to an order of the Superior Court of Québec (the “Court”) dated October 6, 2019, the CCAA proceedings were terminated as of November 1, 2019 and SDCI emerged from the proceedings and continued its operations as a going concern. At the same time, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada). On November 27, 2019, Mr. Lacroix was appointed as a director and chairman of the board of directors of 11272420 Canada Inc. (“1127 Canada”), the parent company of SDCI. On October 27, 2023, 1127 Canada and SDCI (collectively, the “Debtors”) were granted CCAA protection and a sale and investment solicitation process was approved by the Court. Following the conclusion of the solicitation process, a potential buyer was identified and was granted a call option to acquire either the assets of SDCI or the shares of 1127 Canada. However, the potential buyer elected not to exercise its call option and on July 28, 2025, such party terminated its rights under the applicable agreements. In the absence of a viable restructuring path, the Debtors proceeded to wind down their mining operations and implement steps relating to the rehabilitation and restoration of the site. On September 29, 2025, the Court issued an order granting enhanced powers in the CCAA proceedings to the court-appointed monitor with respect to the Debtors’ business and affairs and declaring that the directors of 1127 Canada, including Mr. Lacroix, were deemed to resign from their positions effective as of September 30, 2025.

APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION

The Audit Committee and the Board of Directors propose the appointment of PricewaterhouseCoopers LLP (“PwC”) as external auditor until the Corporation’s next annual meeting of Shareholders. To be validly adopted, the resolution concerning the appointment of PwC must be adopted by a simple majority of the votes cast by the Shareholders present or represented by proxy at the Meeting. The Shareholders’ approval will also authorize the Board of Directors to set the external auditor’s compensation. The proxy form or the VIF does not grant a discretionary power to appoint the auditor of the Corporation.

During the past five fiscal years, PwC has acted as auditor of the Corporation.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the proxy form for the Meeting intend to vote FOR the appointment of PwC as the external auditor of the Corporation until the adjournment or postponement of the next annual meeting of Shareholders and authorize the directors to set its compensation.

PRIVATE PLACEMENTS

BACKGROUND

The following is a summary of the material events, negotiations, discussions and actions leading up to the execution of each of the Subscription Agreements (as defined below) and their public announcement on April 9, 2026. The terms and conditions of the Related Party Private Placements are the result of arm’s length negotiations, given that the Related Party Private Placements followed and matched the equivalent terms reached by the Corporation with ENI in a concurrent private placement in the Corporation and described further below.

General

The Corporation aims to become an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral graphite concentrate and anode material to power electric vehicles (“EV”) and energy storage systems.

The Corporation is developing an integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing in Québec, Canada. With recognized ESG standards and structuring partnerships, the Corporation is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials1.

1 Sources: Bloomberg Finance L.P., CDP and Benchmark Mineral Intelligence.

The Corporation is carrying out a phased development plan for its Matawinie Mine and Bécancour Battery Material Plants (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Bécancour Battery Material Plants Project”), to de-risk its projects and advance towards the final investment decision (the “FID”) in view of commercial operations. The Corporation intends to prioritize, as an initial milestone for the Bécancour Battery Material Plants Project, the development of a first stage active anode material facility with an annual average capacity of approximately 13 ktpy (the “First-Stage Bécancour Battery Material Plant”). The base case of the 2025 Matawinie Mine Feasibility Study (as defined below) is a diesel operation, with the opportunity to develop a zero-emission fleet aiming for a gradual transition with the objective of having both mining and concentration operations become fully electric once the equipment reaches viable technical and economic parameters. While this transition is expected to be implemented during the first consecutive five-year period following the start date of commercial operations at the Matawinie Mine, it is not expected to be completed before the end of that period.

To support growth and customers’ demand beyond its Phase-2, the Corporation is planning the development of the Uatnan Mining Project targeted as the Corporation’s Phase-3 expansion.

To support the development of the commercial operations of the Matawinie Mine Project (the “Phase-2 Matawinie Mine”), the Corporation is advancing detailed engineering, construction planning, and procurement activities, as well as the project financing structure with the various financial stakeholders engaged in the project to reach FID and launch construction of the Matawinie Mine Project.

The Corporation mandated the authors of the 2025 Matawinie Mine feasibility study to carry out a feasibility study covering only the Phase-2 Matawinie Mine (the “2025 Matawinie Mine Feasibility Study”). The 2025 Matawinie Mine Feasibility Study carves out the Second Stage Bécancour Battery Material Plant project which was initially included in the 2022 feasibility study (the “2022 Feasibility Study”) revised in the updated 2025 feasibility study (the “2025 Updated Feasibility Study”), following the project execution strategy update disclosed by the Corporation on October 31, 2025, see “Project Execution Strategy Update” incorporated by reference herein. Readers are cautioned that they should rely solely on the 2025 Matawinie Mine Feasibility Study. The 2022 Feasibility Study and the 2025 Updated Feasibility Study should not be relied upon.

The Private Placements

ENI and NMG engaged in initial discussions in September 2025, with a focus at such time on presenting NMG’s integrated graphite platform and long-term growth strategy, including potential offtake cooperation and long-term integration with ENI’s energy transition and battery materials strategy. Discussions and engagement continued with ENI throughout September and October, and ENI commenced due diligence following the signature of a non- disclosure agreement dated October 10, 2025.

As part of its ongoing capital raising strategy, in October 2025, the Corporation engaged BMO Capital Markets (“BMO”), as financial advisor, and began to explore further opportunities within the global marketplace for equity investments in support of FID. As part of its mandate, BMO advised the Corporation on discussions with ENI.

The discussions and engagement with ENI naturally evolved in light of and as part of the Corporation’s broader capital raising strategy and, ultimately, ENI and the Corporation started negotiating a term sheet for a potential equity investment in the Corporation through BMO, which ultimately led to the ENI Private Placement. Pricing and investment size were considered and evaluated regularly throughout the negotiations and discussions with ENI in the context of market conditions.

As negotiations with ENI progressed in parallel, following material progress on project de-risking and lender discussions, the Corporation engaged in wider discussions as part of its strategic financing process. The Corporation took a structured and inclusive approach to securing further strategic equity commitments, and, among other existing investors, CGF and IQ were separately approached to discuss potential investments. Each of CGF and IQ indicated interest in participating in potential investment opportunities.

On October 31, 2025, the Corporation announced the finalization of multiple commercial arrangements for the Matawinie Mine and the First-Stage Bécancour Battery Material Plant, and an expected second active anode material facility with annual average capacity of approximately 44 ktpy (the “Second-Stage Bécancour Battery Material Plant” and, collectively with the First-Stage Bécancour Battery Material Plant, the “Bécancour Battery Material Plants”) and that, with such combined offtake agreements and commercial agreements, it had rounded up substantial commercial interest for the future output of flake graphite from the Matawinie Mine, in addition to the First-Stage Bécancour Battery Material Plant. In light of this, the Corporation sought to confirm the support of its strategic investors and targeted lenders toward the project financing.

On November 11, 2025, the Board met to consider, among other things, the strategic equity financing opportunity with IQ, CGF and ENI. During the meeting, members of management reviewed the project finance strategy, including the Corporation’s public equity capital raising strategy for certain targeted interim funding, noting that BMO continued its mandate as strategic equity advisor supporting parallel discussions with ENI, CGF and IQ on potential investments in the Corporation. The Board also discussed various financial structuring scenarios as well as next steps for potential financing transactions, with the goal of capitalizing on equity market and government funding windows following offtake announcements to raise capital ahead of FID.

During the remainder of 2025 and in 2026 leading up to the announcement of the Private Placements and Public Offering (as defined below), the Board and management of the Corporation, with the assistance of their legal and financial advisors, reviewed and negotiated the terms and conditions of the Private Placements and Public Offering and related definitive documentation.

On February 27, 2026, in light of the ongoing discussions and negotiations with ENI, as well as with CGF and IQ, in connection with their participation in a potential private placement, the Board met to receive an update regarding such discussions and negotiations and, in light of CGF and IQ’s potential participation, considered, on a preliminary basis, the applicability of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) to any participation of CGF and IQ in a potential private placement, and the possible need to engage a formal valuator to prepare the formal valuation required pursuant to Regulation 61-101 and a fairness opinion with respect to the fairness, from a financial point of view, of the Related Party Private Placements to the Shareholders (other than IQ, CGF and their respective affiliates).

On March 10, 2026, the Board (excluding the Interested Director), with input from legal counsel, determined that the Related Party Private Placements are “related party transactions” within the meaning of Regulation 61-101. See “Related Party Transactions – Regulation 61-101”. The Board (excluding the Interested Director) also determined that it was in the best interest of the Corporation to form a special committee of the Board (the “Special Committee”) composed of all members of the Board except the Interested Director, for the purposes of, among other things, selecting and retaining an independent valuator to prepare and deliver a formal valuation in accordance with the requirements of Regulation 61-101 in connection with the Related Party Private Placements and render an opinion as to the fairness, from a financial point of view, of the Related Party Private Placements to the Shareholders, other than IQ and CGF and their respective affiliates. At such time, the Interested Director recused himself with respect to all matters relating to the Related Party Private Placements.

Also on March 10, 2026, after considering the experience, credentials and independence of a select number of potential formal valuators, the Special Committee approved the engagement of Fort Advisory Partners (d/b/a Fort Capital Partners) (“Fort Capital Partners”) to prepare the Fort Capital Valuation and Opinion (as defined below), following which, the same day, a letter agreement was executed by the Special Committee and Fort Capital Partners.

On March 17, 2026, the Corporation announced it had executed a commitment letter in respect of senior secured project debt to support the construction, development and commissioning of the Phase-2 Matawinie Mine Project. Leading Canadian public finance institutions, Export Development Canada and the Canada Infrastructure Bank, committed to providing facilities totaling US$335 million (the “Facilities”).

The effectiveness of the Facilities is subject to the satisfaction, in form and substance satisfactory to each lender, of customary project-finance closing conditions, including, but not limited to: execution and delivery of the required loan documentation and security documents; evidence that the minimum equity commitments for the senior secured cost overrun debt facilities have been obtained; delivery of all permits then required for the Matawinie Mine Project; evidence that all accounts for the project, other than the debt service reserve account, have been established; and delivery of the Matawinie Mine Project budget, schedule, base case financial model and development plan. No borrowing under the Facilities will occur on the effective date unless the conditions precedent to financial close have also been satisfied or waived by the lenders. Financial close under the Facilities will be subject to the satisfaction, in form and substance satisfactory to each lender, of additional customary project-finance funding conditions, including, but not limited to: execution and delivery of all loan documentation and security documents required to be in effect as of financial close; delivery of all permits required as of financial close and evidence of registration; evidence that equity contributions equal to the minimum base equity requirement have been made and deposited to the proceeds account or applied to approved project costs, and that the senior secured cost overrun debt facilities equity requirement has been contributed to the cost overrun account; and delivery of an updated project budget, project schedule, base case financial model and development plan. There can be no certainty that the Facilities will become effective and/or that conditions precedent to the Facilities will be met and/or that close pursuant to the Facilities will be achieved, either on the terms and conditions or in the amounts anticipated by the Corporation or set forth in the commitment letter related thereto or at all.

The Corporation, as sponsor under the Facilities, will provide a completion guarantee until the Matawinie Mine Project is completed and will be required to maintain a certain minimum liquidity prior to and after the Bécancour Battery Material Plants FID. The Facilities will set certain conditions for equity raises at the Corporation level before and after the Bécancour Battery Material Plants FID with respect to the timing and structure of future equity offerings.

On March 25, 2026, the Board met with its financial and legal advisors to review and consider, among other things, the structure of the Public Offering, including alternatives and risks related thereto, as well as the key investments terms for the ENI Private Placement. The Board also reviewed certain governance matters, including the Shareholder approvals necessary for the Private Placements, including in respect of the Related Party Private Placements pursuant to Regulation 61-101. Following a fulsome discussion, the directors expressed their support for the Private Placements and the Public Offering.

On March 26, 2026, the Corporation announced it had executed an updated binding long-form term sheet with the Government of Canada, represented by Public Services and Procurement Canada, setting out the principal commercial terms for the supply, storage and resale of flake graphite concentrate from the Corporation's Phase-2 Matawinie Mine (the “Updated GoC Term Sheet”). The Updated GoC Term Sheet advances the work toward definitive transaction agreements, with the Government of Canada committing to purchase 30,000 tpy of flake graphite concentrate from the Matawinie Mine on a take-or-pay basis over a seven-year term. The Updated GoC Term Sheet is subject to the satisfaction of customary conditions precedent, including the completion of governmental approvals and appropriations processes, and a positive FID on the Phase-2 Matawinie Mine.

On April 3, 2026, the Special Committee met, and during such meeting, Fort Capital Partners reported to the Special Committee on its activities, progress and timing for delivering its valuation and opinion, as well as certain preliminary observations in respect of its valuation and opinion.

On April 8, 2026, the Board met to consider, among other things, the proposed Private Placements, including the proposed Related Party Private Placements. During such meeting, members of management as well as the Corporation’s financial and legal advisors, reviewed the material terms of the Private Placement with the Board, including the pricing formula of the Private Placements. The ultimate structure and pricing of the Private Placements and concurrent Public Offering reflected prevailing market conditions and were consistent with a broader, competitively marketed financing process led by the Corporation and its financial advisors.

Following such fulsome discussion of the Board at its meeting on April 8, 2026, and considering the advice of the Corporation’s financial and legal advisors, on April 9, 2026, the Board (with the Interested Director abstaining in respect of the Related Party Private Placements) unanimously determined that the Private Placements were in the best interests of the Corporation, and approved entering into the Subscription Agreements (as defined below).

Consequently, on April 9, 2026, the Corporation entered into the following agreements, and issued a press release announcing the Private Placements and the Public Offering as well as the entry into of the Subscription Agreements:

1.	a subscription agreement with IQ (the “IQ Subscription Agreement”) setting out the terms of a non-brokered private placement of 33,351,853 Common Shares to be issued to IQ at a price of US$1.84 per Common Share (the “IQ Private Placement”);

2.	a subscription agreement with CGF (the “CGF Subscription Agreement”) setting out the terms of a non- brokered private placement of 44,452,460 Common Shares to be issued to CGF at a price of US$1.84 per Common Share (the “CGF Private Placement”);

3.	a subscription agreement with ENI (the “ENI Subscription Agreement”, and collectively with the IQ Subscription Agreement and the CGF Subscription Agreement, the “Subscription Agreements”) setting out the terms of a non-brokered private placement of 38,043,478 Common Shares to be issued to ENI at a price of US$1.84 per Common Share (the “ENI Private Placement”); and

4.	an underwriting agreement with BMO Nesbitt Burns Inc. and National Bank Financial Inc., as co-lead underwriters and bookrunners, and other members of a syndicate of underwriters, for a bought deal public equity offering of subscription receipts exchangeable for 45,600,000 Common Shares (the “Subscription Receipts”) upon satisfaction of certain release conditions, including the completion of the Private Placements, for gross proceeds of US$83,904,000 (the “Public Offering”).

The Private Placements will be made pursuant to an exemption from Canadian prospectus requirements and the Common Shares issued pursuant thereto will be subject to restrictions on resale for a period of four months and one day from the closing of the Private Placements (the “Closing”) under applicable Canadian securities legislation. The Private Placements are expected to close on or about May 15, 2026, provided that the IQ Private Placement Resolution, the CGF Private Placement Resolution and the Private Placements Resolution (in each case, as defined below) are approved. Each of the IQ Private Placement, the CGF Private Placement and the ENI Private Placement are conditional upon one another and are also subject to the satisfaction of conditions at or prior to July 31, 2026, including, but not limited to the receipt of all necessary regulatory and other approvals, including the conditional approval of the Toronto Stock Exchange (“TSX”) and the authorization of the NYSE, the receipt of the required Shareholder approvals, the execution of a definitive offtake agreement by the Corporation and the Government of Canada, the achievement of the Matawinie Mine FID and customary closing conditions, including the accuracy of representations and warranties, the absence of a material adverse effect, and the performance and compliance with obligations thereunder. The issuance of the Common Shares underlying the Subscription Receipts and delivery to the Corporation of the net proceeds from the Public Offering shall occur on the date of Closing of the Private Placements and immediately after the Closing. There can be no assurance that the Private Placements will close as contemplated or at all. See the section “Summary of the Subscription Agreements” in this Circular.

On April 11, 2026, Fort Capital Partners verbally delivered the Fort Capital Valuation and Opinion, which was subsequently delivered in writing, and reported its conclusion to the effect that, subject to the analysis, assumptions, limitations and other relevant factors set forth in the written Fort Capital Valuation and Opinion, as of April 8, 2026, (i) the en bloc fair market value range of the Common Shares was US$2.26 to US$3.51 per Common Share and (ii) the Related Party Private Placements are fair, from a financial point of view, to Shareholders (other than IQ, CGF and their respective affiliates). To conclude that the Related Party Private Placements are fair, from a financial point of view, to Shareholders (other than IQ, CGF and their respective affiliates), Fort Capital Partners discussed with the Board that the en bloc fair market value of US$2.26 to US$3.51 per Common Share presented in the Fort Capital Valuation and Opinion is representative of an arm’s length value that might be available in a control sale of the Corporation as at the date thereof; however, the Common Shares to be issued pursuant to the Private Placements do not represent a controlling interest, as each of IQ and CGF holds a minority position in the Corporation. Conventionally, it would be reasonable and customary to apply a discount to this en bloc range of value to determine a reasonable range of value for trading of common shares, and it is common that an offering of securities is completed at a discount to trading value. Fort Capital Partners shared with the Board that a discount of approximately 25% to 30% might be applied to the en bloc fair market value, and that the subscription price of US$1.84 per Common Share under the Related Party Private Placements fell within such a minority-adjusted indicative value range per Common Share. The Board had a fulsome discussion regarding such verbal Fort Capital Valuation and Opinion, with input from Fort Capital Partners in respect thereof, as required.

On April 14, 2026, the Board unanimously resolved to recommend that Shareholders vote FOR each of the IQ Private Placement Resolution, the CGF Private Placement Resolution and the Private Placements Resolution.

RECOMMENDATION OF THE BOARD

The Board (with the Interested Director abstaining in respect of the Related Party Private Placements), after consultation with the Corporation’s financial and legal advisors, and after carefully and thoroughly considering, among other things, the terms and conditions of the Private Placements and the reasons set forth below, unanimously determined that the Private Placements are in the best interests of the Corporation, unanimously approved the Private Placements and unanimously recommends that Shareholders vote FOR each of the resolution (which is set out in Schedule “A” of this Circular) authorizing, among other things, the IQ Private Placement (the “IQ Private Placement Resolution”), the resolution (which is set out in Schedule “B” of this Circular) authorizing, among other things, the CGF Private Placement (the “CGF Private Placement Resolution”) and the resolution (which is set out in Schedule “C” of this Circular) authorizing, among other things, the Private Placements Resolution.

REASONS FOR THE RECOMMENDATION OF THE BOARD

In determining that the Private Placements are in the best interests of the Corporation, approving the Private Placements and recommending that Shareholders vote for each of the IQ Private Placement Resolution, the CGF Private Placement Resolution and the Private Placements Resolution, the Board (excluding the Interested Director in respect of the Related Party Private Placements) based its decision on the totality of the information presented to, and considered by, it in light of its knowledge of the business, financial condition and prospects of the Corporation, after having undertaken a thorough review of, and having carefully considered the terms of the Private Placements, and with the benefit of the advice of the Corporation’s financial and legal advisors. In particular, the Board (excluding the Interested Director in respect of the Related Party Private Placements) considered and relied upon a number of factors, including, among others, the following:

a)	Financial Benefits to the Corporation. If the Private Placements close, the Corporation will raise approximately US$213 million in available funds for the Phase-2 Matawinie Mine. In the absence of the completion of the Private Placements, the Corporation would have to seek alternative sources of financing for its Phase-2 Matawinie Mine.

b)	Best Available Alternative. The Private Placements ultimately resulted from the Corporation’s ongoing review and evaluation of various financing alternatives. Following the evaluation of alternatives available to the Corporation, including other available debt or equity financing alternatives and taking into consideration the Corporation’s current and expected future financial position, the Board (excluding the Interested Director in respect of the Related Party Private Placements) unanimously determined that the Private Placements, undertaken concurrently with the Public Offering and the completion of the previously approved project debt financing from Export Development Canada and Canada Infrastructure Bank, were the best alternatives available to the Corporation taking into account value, structure and timing, in order to satisfy the Corporation’s ongoing financing needs. Completion of the Private Placements, undertaken concurrently with the Public Offering and the completion of the previously approved project debt financing from Export Development Canada and Canada Infrastructure Bank, will enable the Corporation to focus on carrying out its strategic objectives.

c)	Support for the Public Offering. In discussions among the bookrunners for the Public Offering and management of the Corporation, the Private Placements were viewed as favourable and helped support the Public Offering by providing a greater investment of risk-capital for the Corporation and in support of the ongoing work towards the Matawinie Mine FID.

d)	Terms of the Related Party Private Placements. The terms of each of the Related Party Subscription Agreements were ultimately the result of arm’s length negotiations among the Corporation and ENI, given that the terms and conditions of the Related Party Private Placements are substantially similar to those of the ENI Private Placement and were negotiated when the negotiations in respect of the ENI Private Placement were significantly advanced. In addition, the price per Subscription Receipt pursuant to the Public Offering and the price per Common Share pursuant to the Private Placements are the same, being US$1.84.

e)	Ongoing Support and Strategic Participation in the Corporation’s Business Plan. The participation of IQ and CGF in the Private Placements builds on their support for the advancement of the Phase-2 Matawinie Mine and the broader ore-to-battery-material value chain, while ENI’s investment reflects a new strategic partnership that offers ENI the ability to enter the critical minerals value chain and aligns NMG’s integrated mining and battery material platform with ENI’s complementary expanding battery and energy-transition initiatives.

f)	Shareholder Approval. The Private Placements must be approved by Shareholders (other than IQ, CGF, ENI and their respective affiliates, as applicable) in accordance with the TSX Company Manual (the “TSX Manual”) and/or Regulation 61-101, as applicable, before any Common Shares can be issued pursuant to the Subscription Agreements.

g)	Formal Valuation and Fairness Opinion. The Fort Capital Valuation and Opinion concluded that the Related Party Private Placements are fair, from a financial point of view, to Shareholders (other than IQ, CGF and their respective affiliates). While the Fort Capital Valuation and Opinion noted that the en bloc fair market value of the Common Shares is US$2.26 to US$3.51 (which is representative of the arm’s length value that might be available in a control sale of the Corporation), the Common Shares to be issued pursuant to the Private Placements do not represent a controlling interest, as each of IQ and CGF holds a minority position in the Corporation. Applying a conventional minority discount to the en bloc fair market value, the subscription price of US$1.84 per Common Share under the Related Party Private Placements falls within the minority-adjusted indicative value range per Common Share.

h)	Likelihood of Closing. The obligations of each of IQ, CGF and ENI to complete the Private Placements are subject to a limited number of conditions, and in particular, are not subject to any due diligence or financing conditions. The Board (excluding the Interested Director in respect of the Related Party Private Placements), after consultation with its legal advisors, believes the conditions to completing the Private Placements are reasonable and are likely to be achieved in a timely manner. See “Summary of the Material Agreements – Subscription Agreements – Conditions Precedent to the Obligations of ENI, IQ and CGF” for further information.

In the course of its deliberations, the Board (excluding the Interested Director in respect of the Related Party Private Placements) also identified and considered a variety of risks (as described in greater detail under “Risk Factors”) and potentially negative factors relating to the Related Party Private Placements or the Private Placements, as applicable, including the following:

a)	The Common Shares to be issued pursuant to the Private Placements will result in dilution to existing Shareholders.

b)	Except for the statutory hold period in respect of the Common Shares issued pursuant to the Private Placements and the specified period of time following completion of the ENI Private Placement during which ENI is contractually restricted from selling its securities in the Corporation, IQ and CGF are not contractually restricted from selling their respective securities in the Corporation. In addition, in connection with the completion of the ENI Private Placement, the Corporation will enter into the ENI Investor Rights Agreement (as defined below) and the ENI Registration Rights Agreement (as defined below), each of which will grant ENI certain rights.

c)	Future sales of Common Shares by IQ, CGF and ENI could cause the market price of the Common Shares to decrease.

d)	Each of the Subscription Agreements is subject to the satisfaction or waiver of certain closing conditions, and may be terminated in certain circumstances. See “Summary of the Material Agreements – Subscription Agreements – Conditions Precedent to the Obligations of ENI, IQ and CGF” and “Summary of the Material Agreements – Subscription Agreements – Termination”.

e)	If the Private Placements are not completed or are delayed, there could be an adverse effect on the Corporation’s business and the market price of the Common Shares.

The foregoing discussion of the information and factors considered and given weight by the Board (excluding the Interested Director in respect of the Related Party Private Placements) is not intended to be exhaustive. The terms and conditions described above are discussed in greater detail under “Summary of the Material Agreements”, and are subject to and qualified in their entirety by reference to the full text of each of the Subscription Agreements, which can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In reaching its determination to approve the Private Placements, and recommending that Shareholders vote for each of the IQ Private Placement Resolution, the CGF Private Placement Resolution and the Private Placements Resolution, the Board (excluding the Interested Director in respect of the Related Party Private Placements) did not find it practicable to quantify, rank or otherwise attempt to assign relative weights to the foregoing factors considered in their respective determinations. In addition, in considering the factors described above, individual members of the Board may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Board. The Board (excluding the Interested Director in respect of the Related Party Private Placements) was unanimous in its decision to approve the Private Placements, and recommend that Shareholders vote FOR each of the IQ Private Placement Resolution, the CGF Private Placement Resolution and the Private Placements Resolution.

The foregoing discussion of the information and factors considered contains forward-looking information and readers are cautioned that actual results may vary materially from those currently anticipated due to a number of factors and risks. See “Forward-Looking Statements” and “Risk Factors”.

RELATED PARTY TRANSACTIONS – REGULATION 61-101

Pursuant to the requirements of Regulation 61-101, the IQ Private Placement and the CGF Private Placement must be approved by a simple majority of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, other than any “interested party”, any “related party” of an “interested party” or any “joint actor” of any “interested party” or “related party” of an “interested party”. See “Minority Approval Requirements”.

Regulation 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties or joint actors with such interested or related parties) and formal valuations in certain circumstances.

To the knowledge of the directors of the Corporation, IQ has beneficial ownership of, or control or direction over, directly or indirectly, an aggregate of 25,637,260 Common Shares, which represent 15.94% of the issued and outstanding Common Shares on a non-diluted basis, 19,841,269 Common Share purchase warrants with an exercise price of US$2.38 per warrant (the “IQ Warrants”) and, under the IQ Convertible Note (as defined below), units comprising an aggregate of 2,500,000 Common Shares and 2,500,000 Warrants, as well as up to 1,920,176 additional Common Shares issuable in connection with accrued interest under the IQ Convertible Note, which in the aggregate represent approximately 25.17% of the issued and outstanding Common Shares on a partially-diluted basis (assuming exercise of the IQ Warrants and conversion of the IQ Convertible Note only).

To the knowledge of the directors of the Corporation, CGF has beneficial ownership of, or control or direction over, directly or indirectly, an aggregate of 19,841,269 Common Shares, which represent 12.34% of the issued and outstanding Common Shares on a non-diluted basis, and 19,841,269 Common Share purchase warrants with an exercise price of US$2.38 per warrant (the “CGF Warrants”), which in the aggregate represent approximately 21.96% of the issued and outstanding Common Shares on a partially-diluted basis (assuming exercise of the CGF Warrants only).

IQ and CGF are “interested parties” in respect of the Related Party Private Placements, and such Related Party Private Placements constitute “related party transactions” within the meaning of Regulation 61-101. Each of the Related Party Private Placements are subject to the minority approval and formal valuation requirements set out in Regulation 61- 101.

Minority Approval Requirements

In order to complete the Related Party Private Placements, the Corporation is required under Regulation 61-101 to obtain the approval of the Disinterested Shareholders with respect to each of the IQ Private Placement Resolution and the CGF Private Placement Resolution.

Regulation 61-101 provides that, in addition to any other required securityholder approval, a related party transaction is subject to “minority approval” (as defined in Regulation 61-101, being a simple majority of the votes (50% + 1) cast by “minority” Shareholders of each class of affected securities (as defined in Regulation 61- 101)), unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. Therefore, for each of the IQ Private Placement Resolution and the CGF Private Placement Resolution, “minority approval” requires the approval of a simple majority (50% + 1) of the holders of Common Shares, other than Common Shares beneficially owned, or over which control or direction is exercised by: (a) the issuer, being NMG; (b) an “interested party” (as defined in Regulation 61-101); (c) a “related party” to such interested party within the meaning of Regulation 61-101 (subject to certain exceptions); and (d) any person that is a joint actor with any party referred to in (b) or (c), which represent IQ and CGF, respectively, for each of the IQ Private Placement Resolution and the CGF Private Placement Resolution.

See “Voting Information” and “Voting Securities and Principal Holders” for further information, including the number and percentages of Common Shares to be excluded from each vote requiring approval from the Disinterested Shareholders.

Formal Valuation and Fairness Opinion

The full text of the Fort Capital Valuation and Opinion is attached as Schedule “F” to this Circular and is incorporated by reference herein in its entirety. The summary of the Fort Capital Valuation and Opinion in this Circular is qualified in its entirety by reference to the full text of the Fort Capital Valuation and Opinion. You are encouraged to read the Fort Capital Valuation and Opinion carefully. The Fort Capital Valuation and Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Fort Capital Partners in rendering the Fort Capital Valuation and Opinion. The issuance of the Fort Capital Valuation and Opinion was approved by the Opinion Review Committee of Fort Capital Partners. The Fort Capital Valuation and Opinion was not intended to, and does not, constitute advice or a recommendation to any Shareholder as to how to vote or act on any matter at the Meeting.

Background and Engagement of Fort Capital Partners

In connection with the proposed Related Party Private Placements, which, as noted above, are subject to Regulation 61-101, the Special Committee engaged Fort Capital Partners pursuant to an engagement letter dated March 10, 2026 (the “Engagement Letter”) to prepare and deliver a formal valuation pursuant to and in accordance with Regulation 61-101. In addition, the Special Committee requested that Fort Capital Partners evaluate whether the Related Party Private Placements are fair, from a financial point of view, to the Shareholders (other than IQ and CGF).

Fort Capital Partners delivered a written valuation (the “Valuation”) and fairness opinion (the “Fairness Opinion”, and together with the Valuation, the “Fort Capital Valuation and Opinion”) dated April 11, 2026 to the Board which concluded, subject to the scope of review, assumptions, limitations and qualifications set forth therein: (i) the en bloc fair market value range of the Common Shares as at April 8, 2026 is US$2.26 to US$3.51 per Common Share and (ii) the Related Party Private Placements are fair, from a financial point of view, to the Shareholders (other than IQ and CGF).

Pursuant to the terms of the Engagement Letter, the Corporation paid Fort Capital Partners an engagement fee and a fixed fee for rendering the Fort Capital Valuation and Opinion, no portion of which was conditional upon the conclusions of the Fort Capital Valuation and Opinion or upon completion of the Related Party Private Placements.

Credentials and Independence of Fort Capital Partners

Fort Capital Partners is an independent investment banking firm which provides financial advisory services to corporations, business owners, and investors. Members of Fort Capital Partners are professionals that have been financial advisors in a significant number of transactions involving public and private companies in North America and have experience in preparing fairness opinions and valuations.

Fort Capital Partners has considered the requirements of Regulation 61-101 regarding the independence and qualifications of a valuator and it is of the view that it is an “independent valuator” (as the term is described in Regulation 61-101) with respect to all Interested Parties (as defined below).

Neither Fort Capital Partners, nor any of its affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Québec)) of NMG, IQ or CGF or any of their respective associates or affiliates (collectively, the “Interested Parties”). Fort Capital Partners is not acting as an advisor to NMG or any Interested Party in connection with any matter, other than in connection with providing the Fort Capital Valuation and Fairness Opinion as described herein.

Other than their engagement by the Board on behalf of NMG in connection with the Fort Capital Valuation and Fairness Opinion, Fort Capital Partners has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties or ENI within the past two years.

Fort Capital Partners previously provided, as an “independent valuator” (as the term is described in Regulation 61-101) a fairness opinion and formal valuation on March 27, 2024 with respect to the private placements with Mitsui & Co., Ltd. and Pallinghurst Bond Limited which closed on May 1, 2024 and May 2, 2024, respectively (the “2024 Fairness Opinion and Formal Valuation”).

Fort Capital Partners does not have a financial interest in the completion of the Related Party Private Placements and the fees paid to Fort Capital Partners in connection with its engagement do not give Fort Capital Partners any financial incentive in respect of the conclusion reached in the Fort Capital Valuation and Opinion or in the outcome of the Related Party Private Placements. There are no understandings, agreements, or commitments between Fort Capital Partners and any of the Interested Parties with respect to any future business dealings.

Scope of Review

In preparing the Fort Capital Valuation and Opinion, Fort Capital Partners has, among other things, reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, the following:

a)	a draft of the press release announcing the Private Placements and the Public Offering dated April 7, 2026;

b)	a Technical Report (as defined in Regulation 43-101 respecting Standards of Disclosure for Mineral Projects “Regulation 43-101”) titled “NI 43-101 2025 Feasibility Study for the Matawinie Graphite Mine”, dated November 12, 2025 with an effective date of November 12, 2025;

c)	a Technical Report (as defined in Regulation 43-101) titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the Uatnan Mining Project”, dated February 24, 2023 and effective January 10, 2023;

d)	financial models of the Matawinie Mine Project and Bécancour Battery Material Plant project prepared by NMG for the Board;

e)	a lender financial model of the integrated Matawinie Mine project prepared by lenders for NMG;

f)	multiple graphite anode and graphite flake market forecasts from various industry sources, as well as those prepared by Benchmark Mineral Intelligence;

g)	consolidated annual financial statements of the Corporation for the years ended December 31, 2025, 2024, and 2023, together with the notes thereto and the auditor’s reports thereon;

h)	management’s discussion and analysis of the results of operations and financial condition for the Corporation for the years ended December 31, 2025, 2024, and 2023;

i)	interim financial statements and associated management’s discussion and analysis documents for the periods ending September 30, 2025, June 30, 2025 and March 31, 2025;

j)	various material change reports and press releases as filed by the Corporation over the past 3 years;

k)	certain publicly available information relating to the business, operations, financial condition and trading history of the Corporation and other selected public companies that Fort Capital Partners considered relevant;

l)	various presentations prepared by management of the Corporation;

m)	discussions with senior management of the Corporation relating to the current business plans, financial conditions and prospects of the Corporation;

n)	various research publications prepared by industry and equity research analysts regarding the Corporation, including other graphite and battery metal entities we considered relevant;

o)	discussions with legal counsels to the Corporation with respect to various legal matters relating to the Related Party Private Placements and other matters considered relevant; and

p)	such other information, investigations, analyses and discussions as Fort Capital Partners considered necessary or appropriate in the circumstances.

Fort Capital Partners was not, to the best of its knowledge, denied access by NMG to any information it requested.

Assumptions and Limitations

Fort Capital Partners has relied upon, and has assumed:

a)	the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by them from public sources, or provided to them by NMG, or otherwise obtained by them pursuant to their engagement, and the Fort Capital Valuation and Opinion are conditional upon such completeness, accuracy, and fair presentation;

b)	that the historical financial data, operating and financial forecasts, and budgets provided to Fort Capital Partners and relied upon in their financial analyses have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates, and judgments of management of the Corporation, having regard to the business, plans, taxation levels, financial condition, and prospects for NMG;

c)	that the Related Party Private Placements will be completed substantially in accordance with the terms thereof and in the manner described in the IQ Subscription Agreement and the CGF Subscription Agreement and that this Circular discloses all material facts relating to the Related Party Private Placements and will satisfy all applicable legal requirements; and

d)	senior management of the Corporation has represented in a certificate, among other things, that the information, data, and other material (financial or otherwise) provided to Fort Capital Partners by or on behalf of the Corporation, including the written information and discussions concerning the Corporation referred to above (see “– Scope of Review”) (collectively, the “Information”), are complete and correct at the date the Information was provided to Fort Capital Partners, and that the Corporation does not have any information or knowledge of any facts not public or otherwise specifically provided to Fort Capital Partners relating to the Corporation which would reasonably be expected to affect materially the Fort Capital Valuation and Opinion given by Fort Capital Partners; that with the exception of forecasts, projections, or estimates, the written information and written data provided to Fort Capital Partners by NMG in connection with the Related Party Private Placements, the Information is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the data provided to Fort Capital Partners by the Corporation not misleading in light of the circumstances in which it was prepared (except to the extent that any such Information has been superseded by Information subsequently delivered to Fort Capital Partners); and that to the extent that any of the data referred to above is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Fort Capital Partners or updated by more current information or data disclosed.

Fort Capital Partners also considered the following limitations:

a)	that Fort Capital Partners are not legal, tax or accounting experts and express no opinion concerning any legal, tax or accounting matters concerning the Related Party Private Placements or the sufficiency of the Fort Capital Valuation and Opinion for those purposes;

b)	that the Valuation is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at April 8, 2026 (the “Valuation Date”) and the conditions and prospects, financial and otherwise, of NMG as reflected in the Information and as represented to Fort Capital Partners in their discussions with management of NMG. In their analyses and in connection with the preparation of the Fort Capital Valuation and Opinion, Fort Capital Partners made numerous assumptions with respect to industry performance, general business, markets and economic conditions, and other matters, many of which are beyond the control of any party involved in the Related Party Private Placements;

c)	that the Fort Capital Valuation and Opinion are being provided to the Board for its use in considering the Related Party Private Placements and may not be relied upon by any person, other than the Board, or used for any other purpose, without Fort Capital Partners’ prior written consent in each specific instance;

d)	that the Fort Capital Valuation and Opinion are not intended to be and do not constitute a recommendation to the Board as to whether they should approve the Related Party Private Placements, nor as a recommendation to any Shareholder as to how to vote or act at any meeting of Shareholders called for the purpose of considering the Related Party Private Placements, or as an opinion concerning the trading price or value of any securities of the Corporation following the announcement or completion of the Related Party Private Placements. Fort Capital Partners does not assume any responsibility or liability for losses incurred by any party as a result of the use of the Fort Capital Valuation and Opinion contrary to their stated purposes and the limitations described therein;

e)	that Fort Capital Partners believes that their financial analyses must be considered as a whole and that selecting portions of its analyses and the factors it considered, without considering all factors and analyses together, could create a misleading view of the process underlying the Fort Capital Valuation and Opinion. Fort Capital Partners notes that the preparation of a valuation and of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis; and

f)	that the conclusions of the Valuation and the Fairness Opinion were given as of the Valuation Date and, although Fort Capital Partners reserves the right to change or withdraw either or both of the Valuation or the Fairness Opinion if it learns that any of the information that it relied upon in preparing the Fort Capital Valuation and Opinion was inaccurate, incomplete or misleading in any material respect, it disclaims any obligation to change or withdraw either of the Valuation or the Fairness Opinion, to advise any person of any change that may come to its attention, or to update the Valuation or the Fairness Opinion, after the date of the Fort Capital Valuation and Opinion.

Approach to Value of Common Shares and Key Factors Considered

The Valuation, with respect to Common Shares, is based on techniques and assumptions that Fort Capital Partners considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value for the Common Shares.

As set out in the Valuation, fair market value (“FMV” or “Fair Market Value”) means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

FMV is determined as at the Valuation Date. The FMV of the Common Shares was analyzed on a going concern basis and is expressed on an en bloc basis. The assumption that the Corporation can be regarded as a going concern is significant, in that while the Corporation has secured financing for the construction of the Matawinie Mine, there is a risk that the Corporation is unable to secure sufficient funds to finance continued development and construction of the Bécancour Battery Material Plant, as well as advance the Uatnan graphite mining project (the “Uatnan Project”). However, given the substantial progress to date, reaching FID on the Matawinie Mine, including numerous offtake agreements, and considering the potential future earnings potential of the projects (which would be significantly in excess of liquidation value), a going concern assumption was deemed appropriate.

In accordance with Regulation 61-101, Fort Capital Partners did not make any downward adjustment to the value of the Common Shares to reflect the liquidity of the Common Shares or the effect of the Related Party Private Placements on the Common Shares, for the purpose of the Valuation. Given that the Related Party Private Placements do not result in a change of control of NMG and each of IQ and CGF will continue to be minority investors, and that there are no anticipated synergies or benefits that would be expected to accrue to each of IQ and CGF, there was no need to give any consideration to “Special Purchasers” as that term is defined by the Canadian Institute of Chartered Business Valuators.

Common Shares Formal Valuation Summary

In reaching their conclusion with respect to the Valuation, Fort Capital Partners utilized a Sum-of-the-Parts (“SOTP”) approach to reflect the different project stages, cash flows, risks and other considerations to each of the major projects and divisions (including corporate costs) within NMG.

Discounted Cash Flow (“DCF”) and Net Asset Value (“NAV”) analysis was used for the Matawinie Mine and Bécancour Battery Plant.

I.	Several forecast scenarios were derived from multiple technical studies:

a.	the NI 43-101 Technical Report for the Matawinie Graphite Mine effective November 2025 (the “Updated Mine Feasibility Model”);

b.	interim management models for an initial 13ktpa Brownfield Battery Material Plant (the “Brownfield Battery Plant”) at Bécancour; and

c.	from the above, a “Base Case Integrated” scenario was developed that comprised Matawinie Mine and the Brownfield Battery Plant.

II.	These models were adjusted to reflect subsequent management input, changes and updates through to the Valuation Date to:

a.	reflect the Valuation Date and estimated construction start dates of June 2026;

b.	adjust the pricing based on Q4 2025 Benchmark Mineral Intelligence forecast, and to reflect the impact of the signed offtake agreements to generate realized prices (Fort Capital Partners considered multiple price scenarios for both graphite flakes and active anode materials to reflect current market conditions); and

c.	consider additional scenarios, including a more conservative scenario used to secure debt financing, as well as an expanded battery material plant scenario, which includes the development of an incremental greenfield Bécancour Battery Material Plant.

III.	Fort Capital Partners applied a discount rate based on a determined weighted average cost of capital for both the Matawinie Mine and the Bécancour Battery Plant. Fort Capital Partners separately applied an 8% to 10% discount rate to make projection of the projects comparable to other projects in the mining capital markets, in keeping with industry norms, to which Fort Capital Partners applied a comparable trading multiple to the calculated NAV, as well as comparing implied internal rate of return as determined by the adjusted NAV relative to overall risk profile of the Corporation and the underlying projects.

Using the comparable companies analysis, Fort Capital Partners assessed price to NAV multiples for comparable battery metal producers and developers, and EV/EBITDA multiples of comparable battery metal producers (as well as EV/Reserve and EV/Resources for trading multiples for earlier stage projects such as the Uatnan Project).

Fort Capital Partners typically places primary reliance on DCF/NAV analysis given the nature of the projects, the assumptions for revenue and operating costs, and the capital expenditures required to place the projects into production.

Based on the above set of analysis, Fort Capital Partners developed its SOTP analysis, which considered the value of the Matawinie Mine Project, the incremental value of the Bécancour Battery Plant, the value of the Uatnan Project and the impact of future corporate general and administrative expenses, and then made further balance sheet adjustments to determine the en bloc Fair Market Value for NMG as a whole, as well as on a per share basis.

Shares Formal Valuation Conclusion

It is the opinion of Fort Capital Partners that, based upon the preceding analysis, assumptions, limitations and other relevant factors, the Fair Market Value range of the Common Shares was US$2.26 to US$3.51 per share on the Valuation Date.

Approach to Fairness

The Fairness Opinion provides Fort Capital Partner’s view as to whether the Related Party Private Placements are fair, from a financial point of view, to the Shareholders, other than IQ and CGF.

Fort Capital Partners notes that there is no specific definition of a “fair” transaction, but the Fairness Opinion considers numerous factors surrounding the Related Party Private Placements including:

I.	the overall process undertaken by the Corporation, with consideration as to its impact on value discovery;

II.	comparison of the Related Party Private Placements terms relative to the determined Fair Market Value range of the Common Shares after reflecting a discount for a minority interest or comparison of the Related Party Private Placements’ terms relative to the minority adjusted indicative value rage of the Common Shares;

III.	comparison of the Related Party Placements terms relative to market signals, including comparable strategic offerings and historical trading levels;

IV.	any conditions of the Related Party Private Placements and potential impacts on the likelihood of closing; and

V.	an analysis of the other potential benefits and risks associated with the Related Party Private Placements.

Fort Capital Partners noted that the Private Placements and the Public Offering terms were the result of an arm’s length negotiations with third parties in the context of the then current market.

Fort Capital Partners also noted that, in accordance with Regulation 61-101, the Fair Market Value was determined on an en bloc basis. However, in considering the fairness of the Related Party Private Placements, Fort Capital Partners considered the impact and reflection of a minority discount as applied to the Fair Market Value range.

Fairness Opinion Conclusion

As the Related Party Private Placements fall within the range of minority adjusted indicative value range for the Common Shares along with other considerations, it is the opinion of Fort Capital Partners that the Related Party Private Placements are fair, from a financial point of view, to the Shareholders, other than IQ, CGF and their respective affiliates.

Prior Valuations

To the knowledge of the Corporation, after reasonable inquiry, there has been no “prior valuation” (as defined in Regulation 61-101) prepared in respect of the Corporation, the Related Party Private Placements, and, other than as disclosed under the heading “Background”, there has been no bona fide prior offer relating to the subject matter of, or that is otherwise relevant to, the Related Party Private Placements, in each case within the 24 months before the date of this Circular, other than the 2024 Fairness Opinion and Formal Valuation.

SHAREHOLDER APPROVAL – REQUIRED BY TSX

NMG is required to obtain Shareholder approval for the Private Placements, pursuant to:

a)	Section 607(g)(i) of the TSX Manual, on the basis that the aggregate number of Common Shares issuable pursuant to the Private Placements is 115,847,791 Common Shares (representing 72.03% of the issued and outstanding Common Shares as of the date hereof on a non-diluted basis), which is greater than 25% of the number of Common Shares outstanding as of the date hereof on a non-diluted basis;

b)	Section 607(g)(ii) of the TSX Manual, on a disinterested basis excluding the votes of IQ and CGF and their associates and affiliates, on the basis that the Related Party Private Placements and the Interest Share Issuances (as defined below) would result in the issuance to insiders of a number of Common Shares greater than 10% of the number of Common Shares outstanding as of December 31, 2025 on a non-diluted basis, consisting of 78,083,796 Common Shares issuable to IQ and CGF pursuant to the Related Party Private Placements and the Interest Share Issuances (representing 48.57% of the issued and outstanding Common Shares as of December 31, 2025 on a non-diluted basis); and

c)	Section 607(e) of the TSX Manual, on a disinterested basis excluding the votes of IQ, CGF and ENI and their associates and affiliates, on the basis that the Common Shares to be issued pursuant to the Private Placements are to be issued at a price of US$1.84 ($2.55) per Common Share, representing a 19.56% discount to the five-day volume weighted average of the Common Shares on the Toronto Stock Exchange on April 9, 2026, which is a higher discount than the 15% discount allowed by the TSX without obtaining Shareholder approval (collectively, such Shareholder approvals, the “TSX Shareholder Approval Requirement”).

For purposes of section 607(g)(ii) of the TSX Manual, when calculating the percentage of Common Shares issued to insiders, the Corporation must take into account all Common Shares issued to insiders pursuant to private placements during the six (6) months preceding the date hereof, expressed as a percentage of the number of Common Shares issued and outstanding, on a non-diluted basis, prior to the date of closing of the first private placement to an insider during the six-month period. In addition to the Related Party Private Placements, in the preceding six-month period, the Corporation issued (i) on December 31, 2025, 131,659 Common Shares to IQ at a price of US$2.44 representing an aggregate amount of US$321,248 in payment of accrued interest owed to IQ under an unsecured convertible note of the Corporation dated November 8, 2022, as amended and restated on October 27, 2025 (the “IQ Convertible Note”) and (ii) on March 31, 2026, 147,824 Common Shares to IQ at a price of US$2.25 representing an aggregate amount of US$332,604 in payment of accrued interest owed to IQ under the IQ Convertible Note (collectively, the “Interest Share Issuances”).

The TSX Shareholder Approval Requirement is subject to Shareholder approval by ordinary resolution (excluding IQ, CGF, ENI and their respective associates and affiliates) (the “Private Placements Resolution”). In order for the Private Placements Resolution to be passed, it requires the approval of a simple majority (greater than 50%) of the votes cast by Disinterested Shareholders thereon at the Meeting.

The Board (with the Interested Director abstaining), after consultation with the Corporation’s financial and legal advisors, unanimously recommends that Shareholders vote FOR the Private Placements Resolution.

TSX APPROVAL

Pursuant to the TSX Manual, a transaction whereby an issuer issues securities for cash consideration, in reliance on an exemption from the prospectus requirement, is considered a “private placement” and must be accepted by the TSX before any securities are issued. On April 14, 2026, the TSX conditionally accepted the Corporation’s notice for filing in connection with the issuance of Common Shares pursuant to the Private Placements, subject to the satisfaction of certain conditions, including evidence that NMG has complied with the requirements of the TSX Manual.

NYSE AUTHORIZATION

The Corporation will seek the authorization of the NYSE in connection with the issuance of Common Shares pursuant to the Related Party Private Placements, with such authorization to be obtained prior to the Closing.

RISK FACTORS

In evaluating the Private Placements, Shareholders should carefully consider the following risk factors relating to such Private Placements as well as the risks associated with the possibility of the Private Placements not being consummated. The following risk factors are not a definitive list of all risk factors associated with the Private Placements or the possibility of the Private Placements not being consummated. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Corporation, may also adversely affect the trading price of the Common Shares and/or the Corporation following completion of the Private Placements.

Risk Factors Related to the Private Placements

If NMG is unable to complete the Private Placements or if completion of the Private Placements is delayed, there could be an adverse effect on NMG’s business and the market price of the Common Shares

The completion of the Private Placements is subject to the satisfaction of numerous closing conditions, some of which are outside the control of NMG, including the Shareholder approvals as described herein, the receipt of final approval from the TSX, the receipt of the authorization of the NYSE and the issuance, on the closing date of the Private Placements, of the Common Shares underlying the Subscription Receipts pursuant to the Public Offering. There can be no certainty, nor can NMG provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Any failure or delay in completing the Private Placements could adversely affect the Corporation’s financial condition and financial performance. In the absence of the completion of the Private Placements, NMG may need to seek alternative sources of financing to complete its strategic objectives, and there can be no assurance that NMG will be able to secure any alternative sources of financing on terms that are equivalent or more attractive than those of the Private Placements, if at all.

If the Private Placements are not completed: (i) the market price of the Common Shares could be adversely affected, and may decline to the extent the current market price reflects an assumption that the Private Placements will be completed; (ii) certain costs related to the Private Placements, such as legal, accounting and financial advisory fees, must be paid by NMG even if the Private Placements are not completed; and (iii) the time and attention of NMG’s management will have been diverted away from the conduct of NMG’s business in the ordinary course.

Dilution of Shareholders

If the Private Placements are completed, NMG will issue an aggregate of 115,847,791 Common Shares (such Common Shares representing, in the aggregate, approximately 72.03% of NMG’s currently issued and outstanding Common Shares on a non-diluted basis). As a result, the current holdings of the Shareholders will be diluted following the completion of the Private Placements.

Future sales of Common Shares by IQ, CGF and ENI could cause the market price for the Common Shares to decline

Sales of a substantial number of the Common Shares in the public market, or the market perception that a holder of a large number of Common Shares intends to sell their Common Shares, could significantly reduce the market price of the Common Shares. The Corporation cannot predict the effect, if any, that future public sales of Common Shares by IQ, CGF or ENI or the availability of such Common Shares for sale will have on the market price of the Common Shares. If the market price of the Common Shares were to drop as a result of the foregoing, this might impede the Corporation’s ability to raise additional capital and might cause remaining Shareholders to lose all or part of the value of their investment in Common Shares.

Risks Relating to the Corporation

Whether or not the Private Placements are completed, NMG will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described under the heading in the Corporation’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

SUMMARY OF THE SUBSCRIPTION AGREEMENTS

The following is a summary of the material terms of Subscription Agreements. The following summary is not exhaustive and is subject to and qualified in its entirety by reference to the full text of each of the Subscription Agreements, which can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

General

The ENI Subscription Agreement provides that ENI will purchase 38,043,478 Common Shares for aggregate consideration of approximately US$70,000,000. The IQ Subscription Agreement provides that IQ will purchase 33,351,853 Common Shares for aggregate consideration of approximately US$61,367,410. The CGF Subscription Agreement provides that CGF will purchase 44,452,460 Common Shares for aggregate consideration of approximately US$81,792,526.

The subscription price in respect of the Subscription Agreements will be paid in full by ENI, IQ and CGF at Closing.

Upon completion of the ENI Private Placement, ENI will have beneficial ownership of, and control or direction over 38,043,478 Common Shares, representing in the aggregate approximately 11.80% of the issued and outstanding Common Shares as of the date hereof on a non-diluted basis.

Upon completion of the IQ Private Placement, together with its current holdings, IQ will have beneficial ownership of, and control or direction over an aggregate of 58,989,113 Common Shares, representing in the aggregate approximately 18.30% of the issued and outstanding Common Shares as of the date hereof on a non-diluted basis.

Upon completion of the CGF Private Placement, together with its current holdings, CGF will have beneficial ownership of, and control or direction over an aggregate of 64,293,729 Common Shares, representing in the aggregate approximately 19.95% of the issued and outstanding Common Shares as of the date hereof on a non-diluted basis.

In connection with the ENI Private Placement, concurrently to the execution of the ENI Subscription Agreement, ENI and the Corporation entered into a side letter agreement (the “ENI Side Letter Agreement”) and will also enter, upon Closing, into an investor rights agreement (the “ENI Investor Rights Agreement”) and a registration rights agreement (the “ENI Registration Rights Agreement”). See “– ENI Investor Rights Agreement”, “– ENI Registration Rights Agreement” and “– ENI Side Letter Agreement” for further information.

Use of Proceeds

The proceeds received from the Subscription Agreements will be used for funding the design, engineering and construction of the Matawinie Mine and for general and administrative expenses and general working capital of the Corporation.

Representations and Warranties

Each of the Subscription Agreements contains representations and warranties made by the Corporation to each of ENI, IQ and CGF that relate to, among other things, organization and qualification; subsidiaries; authority relative to the transaction agreements; required approvals; no violation of constating documents or certain agreements; capitalization; securities law matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with laws; sanctions; permits; litigation; insolvency; operational matters; taxes; employment matters; pension and employee benefits; environment; mining rights; insurance; books and records; intellectual property; and financial advisors or brokers.

Each of the Subscription Agreements contains certain representations and warranties made by each of ENI, IQ and CGF to the Corporation that relate to, among other things, organization and corporate capacity; authority relative to the transaction agreements; required approvals; no violation of constating documents or certain agreements; and securities laws matters.

Conditions Precedent to the Obligations of ENI, IQ and CGF

The obligations of ENI, in the case of the ENI Subscription Agreement, IQ, in the case of the IQ Subscription Agreement, and CGF, in the case of the CGF Subscription Agreement, to complete their respective investments are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of ENI, IQ or CGF, as the case may be, and which may be waived by ENI, under the ENI Subscription Agreement, IQ, under the IQ Subscription Agreement, or CGF, under the CGF Subscription Agreement, at any time, in whole or in part:

●	the representations and warranties of the Corporation shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or material adverse effect, in all respects) as at Closing with the same force and effect as if made on and as at the Closing, other than a limited number of representations and warranties of the Corporation enumerated in the applicable Subscription Agreement which shall be true and correct in all respects as at Closing with the same force and effect as if made on and as at the Closing;

●	the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under the applicable Subscription Agreement;

●	no material adverse effect shall have occurred;

●	there shall be no issued order, injunction, judgment or ruling filed or imposed by any governmental entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated by the applicable Subscription Agreement or, in respect of the ENI Subscription Agreement, the ENI Investor Rights Agreement and the ENI Registration Rights Agreement;

●	the Common Shares shall continue to be listed for trading on the TSX and the NYSE;

●	the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other governmental entity;

●	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Common Shares, including any required approval of the TSX, any required authorization of the NYSE, and any required approval by the Shareholders;

●	in respect of each of the CGF Subscription Agreement and the IQ Subscription Agreement, all necessary filings required under any applicable competition or antitrust laws shall have been made and the expiration or termination of any applicable waiting or review periods under any applicable competition or antitrust laws has occurred and all requisite approvals and authorizations under any applicable competition or antitrust competition or antitrust laws have been obtained, in each case, to the extent necessary to consummate the transactions contemplated by such subscription agreements in compliance with such applicable competition or antitrust laws;

●	in respect of the ENI Subscription Agreement, in the event that, by the time all other conditions precedent have been fulfilled (or, to the extent applicable, waived), the FDI Authority (as defined in the ENI Subscription Agreement) has sent a notice under subsection 25.2(1) of the Investment Canada Act to ENI, the FDI Clearance (as defined in the ENI Subscription Agreement) must be obtained from the FDI Authority, to the extent necessary to consummate the transactions contemplated by the ENI Subscription Agreement in compliance with the Investment Canada Act and other applicable laws;

●	the definitive supply agreement for graphite concentrate entered into between the Corporation and the Government of Canada providing for a commitment to purchase 30,000 tonnes per annum on a take-or-pay basis over a seven-year term shall have been executed by the Corporation and the Government of Canada (or on its behalf) and shall be in full force and effect;

●	in respect of the CGF Subscription Agreement and the IQ Subscription Agreement, the CGF Warrants and the IQ Warrants, respectively, shall have been amended and restated to the entire satisfaction of the applicable investor, acting reasonably, subject to the requisite approvals of the TSX and the NYSE (if applicable) and of the Shareholders;

●	the FID in respect of the Matawinie Mine (the “Matawinie Mine FID”) shall have been achieved;

●	in respect of the ENI Subscription Agreement, at Closing, after giving effect to the Private Placements and the Public Offering, ENI shall hold a number of Common Shares representing more than 10% of the total issued and outstanding Common Shares;

●	in respect of the CGF Subscription Agreement, at Closing, after giving effect to the Private Placements and the Public Offering, CGF shall not hold a number of Common Shares representing more than 19.9% of the total issued and outstanding Common Shares;

●	the Private Placements shall close substantially concurrently and the exchange of Subscription Receipts for Common Shares and delivery to the Corporation of the net proceeds from the Public Offering shall occur on the same date immediately after the Closing; and

●	the applicable investor shall have received all closing deliveries set forth in the applicable Subscription Agreement.

Conditions Precedent to the Obligations of the Corporation

The obligation of the Corporation to complete the transactions contemplated by, in the case of ENI, the ENI Subscription Agreement, in the case of IQ, the IQ Subscription Agreement, and in the case of CGF, the CGF Subscription Agreement, is subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of the Corporation and which may be waived by the Corporation at any time, in whole or in part:

●	the representations and warranties of the applicable investor contained in the applicable Subscription Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Closing, with the same force and effect as if made on and as at the Closing;

●	the applicable investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under the applicable Subscription Agreement that is required to be performed or complied with prior to the Closing;

●	there shall be no issued order, injunction, judgment or ruling filed or imposed by any governmental entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated by the applicable Subscription Agreement or, in respect of the ENI Subscription Agreement, the ENI Investor Rights Agreement and the ENI Registration Rights Agreement;

●	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Common Shares, including any required approval of the TSX, any required authorization of the NYSE, and any required approval by the Shareholders;

●	in respect of the CGF Subscription Agreement, at Closing, after giving effect to the Private Placements and the Public Offering, CGF shall not hold a number of Common Shares representing more than 19.9% of the total issued and outstanding Common Shares;

●	the Private Placements shall close substantially concurrently and the exchange of Subscription Receipts for Common Shares and delivery to the Corporation of the net proceeds from the Public Offering shall occur on the same date, immediately after the Closing; and

●	the Corporation shall have received the closing deliveries set forth in the applicable Subscription Agreement to be delivered by the applicable investor.

Covenants

The Corporation has agreed to certain covenants that are in force between the date of the Subscription Agreements (being April 9, 2026) and the Closing or earlier termination of the applicable Subscription Agreement. Set forth below is a brief summary of certain of those covenants:

●	the Corporation will prepare, file and diligently pursue all necessary consents, approvals and authorizations of any person and make such necessary filings, as are required to be obtained under applicable laws with respect to the investments;

●	the Corporation shall keep the applicable investor fully informed regarding the status of such consents, approvals and authorizations, and each investor, its representatives and counsel shall have the right to provide input into any applications for approval, related correspondence and this Circular, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to each investor (and its counsel) of any proposed substantive discussions with the TSX or the NYSE if required in connection with the applicable Private Placement;

●	if the approval or authorization of either of the TSX or the NYSE is “conditional approval” subject to the making of customary deliveries to the TSX or the NYSE after the Closing, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSX or the authorization from the NYSE, as applicable;

●	in respect of each of the CGF Subscription Agreement and the IQ Subscription Agreement:

o	each of the Corporation, on the one hand, and IQ and CGF (as applicable), on the other hand, will use its commercially reasonable efforts to (i) promptly file, or cause to be filed, any notification required to be made to any governmental entity pursuant to applicable antitrust or competition laws of any jurisdiction regarding the transactions contemplated by the applicable Subscription Agreement; (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required by such governmental entity; and (iii) take all steps to cause the expiration or termination of any applicable waiting or review periods and obtain all requisite approvals and authorizations under any competition or antitrust law as necessary to consummate the transactions contemplated by the applicable Subscription Agreement;

o	each of the Corporation, on the one hand, and IQ and CGF (as applicable), shall (i) cooperate with the other party (as applicable) in connection with any filing or submission made to any governmental entity pursuant to applicable antitrust or competition laws and keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any governmental authority regarding any filings contemplated by the applicable Subscription Agreement, (ii) provide the other party notice and an opportunity to participate in any oral communications with such governmental entity, to the extent not prohibited by such governmental entity, and (iii) provide the other party the opportunity to review and comment on any substantive communications with such governmental entity and consider the other party’s comments reasonably and in good faith; and

o	the Corporation shall, as promptly as practicable after the date of the applicable Subscription Agreement, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each person which is required in connection with the applicable Private Placement;

●	in respect of the ENI Subscription Agreement:

o	in the event that the FDI Authority sends ENI a notice under section 25.2(1) of the Investment Canada Act in respect of the ENI Private Placement before the Closing has taken place, each of the Corporation and ENI shall use its commercially reasonable efforts to (i) promptly file, or cause to be filed, as soon as practicable following the date of such notice and in accordance with any relevant time limit set forth therein or under the applicable laws, any submission required and any mutually agreed upon filings or submissions to the FDI Authority pursuant to the applicable FDI laws regarding the transactions contemplated by the ENI Subscription Agreement in order to obtain the FDI Clearance (as such term is defined in the ENI Subscription Agreement); (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required by the FDI Authority; (iii) not take any action that could delay or negatively influence any FDI Authority’s decision, and (iv) take all steps to cause the expiration or termination of any applicable waiting or review periods and obtain the FDI Clearance as necessary to consummate the transactions contemplated by the ENI Subscription Agreement.

o	Each of the Corporation and ENI shall (i) cooperate with the other in connection with any filing or submission made in connection with the foregoing and keep the other informed in all material respects of any material communication received by such party from, or given by such party to, the FDI Authority regarding any such filings, (ii) provide the other notice and an opportunity to participate in any oral communications with the FDI Authority to the extent not prohibited by that FDI Authority, (iii) provide the other the opportunity to review and comment on any substantive communications with the FDI Authority and consider the other’s comments reasonably and in good faith, (iv) not propose, negotiate, effect or agree to accept undertakings, commitments, conditions, modifications or remedies (“Undertakings”) that might be required by the FDI Authority in order to obtain the FDI Clearance, unless such Undertakings are on terms mutually satisfactory to the parties and in a form and with the content that is customary for transactions of the nature of the ENI Private Placement, and (v) split equally among the Corporation and ENI any legal fees for the assistance by local counsel and/or any administrative filing fee necessary to make any relevant submission and obtain the FDI Clearance.

●	the Corporation and its subsidiaries shall conduct their business in the ordinary course in material compliance with applicable laws, including using commercially reasonable efforts to maintain and preserve intact the current organization and business of the Corporation in all material respects, preserve and maintain all of its permits, and preserve the rights, goodwill and relationships of counterparties of material contracts and leases;

●	the Corporation will not, except with the prior written consent of ENI, IQ or CGF, each in the case of the applicable Subscription Agreement:

o	split, combine or reclassify any of the outstanding Common Shares;

o	redeem, purchase or offer to purchase any Common Shares or convertible securities (excluding the IQ Convertible Note);

o	amalgamate, merge or consolidate with any other person (which for greater certainty does not include a change of control);

o	perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the investment;

o	make or award any increases in salary, incentive compensation or other bonuses to executives of the Corporation or its subsidiaries (other than in the ordinary course);

o	cause, consent to, or permit, any termination, release, cancellation, adverse amendment, modification or variance, or waiver of timely compliance with any terms or conditions of any material contract and material lease, other than the renewal of same in the ordinary course of business;

o	terminate, cancel or fail to timely comply with terms and conditions of any mining rights; or

o	agree or commit to do any of the foregoing;

●	the Corporation shall:

o	provide the investor, its designees and its representatives with reasonable access (i) to the virtual data room or such other document review platform which has been constituted by the Corporation (or on its behalf), and (ii) upon reasonable notice during normal business hours, to the Corporation’s and its subsidiaries’ books and records and executive management, in each case so that the investor may conduct reasonable inspections;

o	deliver to the investor, immediately following receipt thereof, a copy of any notice, letter, correspondence or other communication from any governmental entity or any claim or filing involving the Corporation, in each case, in respect of the Corporation’s potential, actual or alleged violation of any and all laws applicable to the business, affairs and operations of the Corporation and its subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto;

o	deliver to the applicable investor, as promptly as practicable, such information and documentation relating to the Corporation and its subsidiaries as the investor may reasonably request from the Corporation from time to time for purposes of complying with the investor’s tax reporting obligations with respect to its ownership of Common Shares; and

o	deliver to the applicable investor, as promptly as practicable, such information and documentation relating to any matter which may reasonably affect the applicable investor’s, or any of its affiliates’ reputation;

●	the Corporation shall promptly notify ENI, IQ or CGF, each in the case of the applicable Subscription Agreement, of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to (a) result in any material change (actual, anticipated, contemplated, proposed or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), profits, obligations, cash flow, income, affairs or prospects of the Corporation and its subsidiaries, taken as a whole; (b) cause any of the representations or warranties of the Corporation to be untrue or inaccurate at any time from the date of the applicable Subscription Agreement to the Closing; or (c) result in the failure of the Corporation to comply with any covenant or agreement to be complied with by the Corporation pursuant to the terms of the applicable Subscription Agreement;

●	the Corporation shall cause its employees, directors, officers, and to the best of its ability, any person acting on its behalf to comply with applicable anti-corruption laws, not take certain actions in connection therewith as set forth in the Subscription Agreement and maintain policies, procedures and internal controls reasonably designed to ensure compliance with all applicable Anti-Corruption Laws;

●	the Corporation shall and shall cause its subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any person acting on its or their behalf to comply with all applicable sanctions and not take certain actions as set forth in the Subscription Agreement in connection with sanctioned persons and sanctioned territories, and the Corporation shall, as soon as practicable and no later than April 30, 2027, institute and maintain a risk-based compliance program (in the case of each of the CGF Subscription Agreement and the ENI Subscription Agreement, that is commensurate with a company of the Corporation’s size and stage of development) to ensure compliance with sanctions by itself, its subsidiaries and each of their respective directors, officers, and employees, the whole as set forth in the Subscription Agreement;

●	the Corporation shall and shall cause its subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any person acting on its or their behalf to comply with all applicable money laundering laws, and the Corporation shall, as soon as practicable and no later than April 30, 2027, institute and maintain policies and procedures and, in the case of the ENI Subscription Agreement, internal controls, commensurate with a company of the Corporation’s size and stage of development designed to ensure compliance with any applicable money laundering laws by itself, its subsidiaries and each of their respective directors, officers, and employees;

●	under the ENI Subscription Agreement, with respect to investments the Corporation or its subsidiaries have made or accepted or have undertaken to make or accept:

o	prior to making, or accepting, any ownership investment after the date of the Subscription Agreements, the Corporation shall, as applicable under the relevant laws and regulations, and unless ENI has agreed otherwise, take such steps as are at that time available under the Investment Canada Act to obtain certainty prior to completion regarding the status of the investment under the national security review provisions of the Investment Canada Act;

o	the Corporation and its subsidiaries agree to cooperate with any inquiry by certain Canadian Governmental Entities (as defined in the ENI Subscription Agreement), with respect to the Corporation’s business (or that of its subsidiaries) or any past or new investment the Corporation or its subsidiaries have received or undertaken, or receive or undertake. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, the Corporation and its subsidiaries shall take commercially reasonable actions to comply with any valid order, writ, judgment, ruling, assessment, injunction, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with any such Canadian Governmental Entities with respect to any such investment the Corporation or its subsidiaries have received or undertaken, or receive or undertake;

o	the Corporation and its subsidiaries shall promptly inform ENI of any such inquiry, and keep ENI reasonably informed regarding the existence of, and efforts to address and resolve, any action, investigation, review, or inquiry of any kind, including but not limited to formal, informal, written, or oral, involving the Corporation or its subsidiaries relating to any developments in any regulatory process resulting from such inquiry;

o	as applicable under relevant law, the Corporation and its subsidiaries shall provide or cause to be provided commercially reasonable assurances or agreements as required by the applicable Minister under the Investment Canada Act, including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement; provided however, that such assurance or agreement does not have a material adverse effect on the Corporation or its subsidiaries;

o	the Corporation and its subsidiaries shall provide, to the best of its and their knowledge, truthful and materially complete information to Canadian Governmental Entities with respect to inquiries or requests that the Corporation or its subsidiaries have received or may receive, as applicable; and

o	the Corporation and its subsidiaries shall promptly advise ENI of the receipt of any communication from a Canadian Governmental Entity relating to ENI, shall consult with ENI prior to communicating with a Canadian Governmental Entity relating to ENI, and shall obtain ENI’s consent before providing any information specifically related to ENI to a Canadian Governmental Entity, or if possible and at the discretion of ENI, allow ENI to directly provide such information to such Canadian Governmental Entity.

Termination

The ENI Subscription Agreement, in the case of the ENI Private Placement, the IQ Subscription Agreement, in the case of the IQ Private Placement, or the CGF Subscription Agreement, in the case of the CGF Private Placement, will terminate upon any of the following having occurred:

●	the date on which the applicable Subscription Agreement is terminated by the mutual consent of the parties thereto;

●	written notice by either party thereto to the other in the event the Closing has not occurred on or prior to July 31, 2026;

●	written notice by either party thereto to the other if any governmental entity of competent jurisdiction issues an order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by the applicable Subscription Agreement, and such order becomes final and non-appealable;

●	by the applicable investor if the Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements, which breach or failure would result in a failure of a closing condition in favour of the applicable investor or failure to make any closing deliverable of the Corporation and has not been cured or is incapable of being cured in accordance with the applicable Subscription Agreement;

●	by the Corporation if the applicable investor breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in the applicable Subscription Agreement, which breach or failure would result in a failure of a closing condition in favour of the Corporation or failure to make any closing deliverable of the applicable investor and has not been cured or is incapable of being cured in accordance with the applicable Subscription Agreement;

●	written notice of the investor on the bankruptcy of the Corporation or any of its subsidiaries or the making by the Corporation or any of its subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of its subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction; or

●	automatically upon the occurrence of a “Termination Event” (or any similar expression) pursuant to the Public Offering.

ENI INVESTOR RIGHTS AGREEMENT

The following is a summary of the material terms of the ENI Investor Rights Agreement. The following summary is not exhaustive and is subject to and qualified in its entirety by reference to the full text of the ENI Investor Rights Agreement. A form of the ENI Investor Rights Agreement is attached as a schedule to the ENI Subscription Agreement. The ENI Subscription Agreement can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Board of Director Nominees

So long as ENI and its affiliates collectively own, directly or indirectly, 10% or more of the issued and outstanding Common Shares (the “10% Threshold”), ENI will be entitled to designate one nominee for election or appointment to the Board. Additionally, for so long as ENI and its affiliates collectively own, directly or indirectly, 20% or more of the issued and outstanding Common Shares (the “20% Threshold”), ENI will be entitled to designate one additional nominee for election or appointment to the Board. If ENI is entitled to and does nominate the second nominee, then at least one of the ENI nominees must be independent under applicable securities laws. In connection with the designation of the ENI nominees, ENI must consider the equity, diversity and inclusion programs, policies and strategies of the Corporation, and ENI must also consider in good faith any views, positions and recommendations made by the Corporation regarding the ENI nominees in connection therewith.

For so long as an ENI nominee is serving on the Board, such ENI nominee will be entitled to be a member of such committees of the Board, to which such ENI nominee may be appointed, and such ENI nominee (and not more than one ENI Nominee) will be entitled to be a member of the Project Management and Development Committee.

Each ENI nominee will be entitled to the same board compensation as other non-management directors (unless waived by ENI). The Corporation will pay for travel and other expenses incurred by each ENI nominee in connection with their attendance at in-person meetings of the Board or any committee.

Observer Rights

So long as ENI is entitled to designate one or more nominees, ENI has the right to designate an observer to attend all meetings of the Board in a non-voting observer capacity. If ENI is no longer entitled to designate a Board nominee, so long as ENI and its affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares (the “5% Threshold”), ENI will be entitled to designate an observer to attend all meetings of the Board in a non-voting observer capacity.

Pre-Emptive Rights

Subject to certain Excluded Securities (as defined in the ENI Investor Rights Agreement), in the event of an issuance of Common Shares or securities convertible into Common Shares, ENI will have the right to acquire such number of Common Shares that would result in ENI and its affiliates maintaining it or their pro rata interest held immediately prior to the closing of any such issuance.

If ENI does not elect to exercise its pre-emptive right in full within the prescribed period, then the Corporation will be free for a period of 90 days following the expiration of the applicable notice period (or notice from ENI that it will not exercise the pre-emptive right) to sell the Common Shares or securities convertible into Common Shares, as applicable, on terms and conditions not more favorable to the purchasers thereof; provided that any Common Shares or securities convertible into Common Shares offered or sold by the Corporation after such 90-day period, or any Common Shares or securities convertible into Common Shares offered or sold by the Corporation during such 90-day period on terms and conditions more favorable to the purchasers thereof than those offered to ENI, must, in either case, be re-offered to ENI.

ENI’s pre-emptive right will terminate on the date on which ENI and its respective affiliates cease to meet the 10% Threshold.

Top Up Right

In the event that the Corporation issues Excluded Securities or Pre-Emptive Right Securities (as defined in the ENI Investor Rights Agreement) for which ENI has elected not to exercise its pre-emptive right that result in ENI’s pro rata interest in the Corporation becoming less than 20%, 10%, or 5%, ENI will have a top-up right to subscribe for and acquire, by way of private placement, such number of Common Shares as would result in the ENI pro rata interest after the dilution event being equal to the ENI pro rata interest prior to the dilution event.

ENI’s top-up right will terminate on the date on which ENI and its affiliates cease to meet the 5% Threshold.

Information Rights

So long as ENI or an affiliate owns any shares in the Corporation, the Corporation will deliver to ENI, as promptly as practicable, such information and documentation (a) relating to the Corporation and its affiliates as ENI may reasonably request from the Corporation from time to time for purposes of complying with ENI’s tax reporting obligations with respect to its ownership of Common Shares, and (b) relating to any matter which may reasonably affect ENI’s or its affiliates’ reputation.

So long as ENI satisfies the 10% Threshold, the Corporation will provide ENI with reasonable access during normal business hours to (a) the Corporation’s and its subsidiaries’ books and records so that ENI, its designees and its representatives may conduct reasonable inspections, investigations and audits including as to the internal accounting controls and operations of the Corporation and its subsidiaries, and (b) conduct a maximum of two site visits per year at the Corporation’s and its subsidiaries’ properties and facilities, unless reasonably required by ENI to comply with applicable laws, in which case the Corporation will allow ENI, its designees and its representatives, upon reasonable notice during normal business hours, to conduct a maximum of two additional site visits per year at the Corporation’s and its subsidiaries’ properties and facilities.

So long as ENI satisfies the 5% Threshold, the Corporation will deliver to ENI (a) a copy of any notice, letter, correspondence or other communication from a governmental entity or any litigation proceedings or filings involving the Corporation or its subsidiaries, in each case, in respect of the Corporation’s potential, actual or alleged material violation of any and all laws applicable to the business, affairs and operations of the Corporation and its Subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto and (b) as soon as available (and in any event within 45 days) after the end of each quarter or each calendar month, as the case may be (or, in the case of the final quarter or calendar month, as the case may be, of any fiscal year, as soon as available (and in any event within 90 days) after the end of such quarter or calendar month, as the case may be), a copy of the quarterly, or if available monthly, financial and operational report for the Corporation.

Lock-up Period

Subject to the Corporation not breaching certain undertakings and its obligations under the ENI Subscription Agreement or the ENI Investor Rights Agreement, neither ENI nor its affiliates shall, directly or indirectly, assign, sell, transfer, offer, or otherwise depart with any interest in or economic consequences of ownership of any of the Common Shares beneficially owned, directly or indirectly, by ENI until the date that is twelve months following the date of the ENI Investor Rights Agreement. Following the lock-up period, ENI and its affiliates will be prohibited from knowingly transferring restricted Common Shares to specified sanctioned persons, subject to certain exceptions, all on the terms and conditions as more fully set forth in the ENI Investor Rights Agreement.

Standstill Period

Until the date that is two years following the date of the ENI Investor Rights Agreement, unless the Corporation provides prior written consent, ENI and its affiliates may not: (a) purchase, acquire, or offer to purchase (except under the terms of the ENI Subscription Agreement, or any other subscription agreement between ENI and the Corporation following the date of the ENI Investor Rights Agreement) any equity securities of the Corporation, subject to customary exceptions; or (b) effect, seek, offer or propose, or in any way advise or encourage any other person to effect, seek, offer or propose (in each case, whether publicly or otherwise): (1) any take-over bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving the Corporation or any of its assets; or (2) any recapitalization, restructuring, liquidation, dissolution, disposition of a material portion of the assets or other extraordinary transaction with respect to the Corporation or any of its assets; (c) directly or indirectly make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other person with respect to the voting of any voting securities of the Corporation; (d) otherwise act in a manner to seek to control the management, the Board or the policies of the Corporation beyond the Board and committee representation provided in the ENI Investor Rights Agreement; (e) enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aide, encourage or act in concert with, any other persons (excluding its affiliates) in connection with any of the foregoing; (f) make any public announcement of any intention to do or take any of the foregoing or take any action that could require the Corporation to make a public announcement with respect to any of the foregoing; or (g) attempt to induce any party not to make or conclude any proposal with respect to the Corporation by threatening or indicating that ENI may take any of the foregoing actions.

ENI REGISTRATION RIGHTS AGREEMENT

The following is a summary of the material terms of the ENI Registration Rights Agreement. The following summary is not exhaustive and is subject to and qualified in its entirety by reference to the full text of the ENI Registration Rights Agreement. A form of the ENI Registration Rights Agreement is attached as a schedule to the ENI Subscription Agreement. The ENI Subscription Agreement can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All out-of-pocket expenses incidental to the performance of or compliance with the registration rights described below will be borne by the Corporation.

Demand Registration Rights

For so long as ENI meets the 10% Threshold and after the date that is nine months following the date of the Closing, ENI may require the Corporation to register all or a portion of its Common Shares (the “Registrable Shares”) by filing a prospectus, and taking such other steps as may be necessary to facilitate a distribution of all or any portion of the Registrable Shares held by ENI (a “Demand Registration”).

The Corporation will not be required to effect more than two Demand Registrations in any twelve-month period. The Corporation will also not be required to effect any Demand Registration if it would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, reorganization or similar material transaction involving the Corporation or if there exists at the time material non-public information relating to the Corporation, the disclosure of which would be materially adverse to the Corporation. In any such case the Corporation’s obligation to file a Demand Registration will be deferred for a period of not more than 90 days from the date of receipt of the request from ENI.

Piggyback Registration Rights

For so long as ENI meets the 5% Threshold and after the date that is nine months following the date of the Closing, if the Corporation elects to proceed with a registration statement or a prospectus it will need to give ENI prompt written notice of such event, in which case ENI will be able to give the Corporation notice to require the Corporation to cause any or all of the Registrable Shares held to be included.

Shelf Registration Rights

For so long as ENI meets the 5% Threshold and after the date that is nine months following the date of the Closing, ENI will have the right to require the Corporation to file a registration statement, including a registration statement covering the resale of all Registrable Shares on a delayed or continuous basis, on Form F-10 pursuant to the Multijurisdictional Disclosure System (“MJDS”) or on Form F-3 or Registration Statement that may be available at such time, and to file a Canadian prospectus pursuant to the provisions of Regulation 44-102 respecting Shelf Distributions.

ENI SIDE LETTER

Pursuant to the ENI Side Letter Agreement, the Corporation agreed to negotiate in good faith the terms of a potential offtake agreement relating to up to 15,000 tpy of flake graphite concentrate produced by the Corporation from the Matawinie Mine Project, or an equivalent volume of active anode material produced at the Bécancour Battery Material Plants Project, or at any other active anode material plant, whether or not under the Corporation’s direct or indirect control, on an exclusive basis.

AMENDMENTS TO OUTSTANDING WARRANTS TO INSIDERS

BACKGROUND

At the Meeting, Shareholders are being asked to consider, and if deemed appropriate, to approve certain amendments to the outstanding warrants of the Corporation to acquire Common Shares (the “Warrants”) held by insiders, namely IQ and CGF (the “Insiders”).

The Corporation issued the following Warrants:

a)	on December 20, 2024, the CGF Warrants to CGF; and

b)	on December 20, 2024, the IQ Warrants to IQ.

Each of the CGF Warrants and the IQ Warrants (the "Insider Warrants") provided that such Warrants expire on December 20, 2029. The Corporation believes that each of the IQ Warrants and CGF Warrants should be amended to extend the expiry date to December 20, 2030 (the "Warrant Amendments"). The proposed extension reflects the fact that the Bécancour Battery Material Plants FID, as initially anticipated, was delayed due to various factors. Other than housekeeping changes and any necessary amendments related to the Potential Additional Issuances, all other terms of the Insider Warrants will remain unchanged. The Warrant Amendments will not have any effect on the control of the Corporation as no new securities are being issued in connection therewith.

On April 14, 2026, the proposed Warrant Amendments were, after careful consideration, approved by the Board and determined to be in the best interest of the Corporation. The Common Shares issuable on exercise of the Insider Warrants subject to the Warrant Amendments represent 24.67% of the Corporation’s issued and outstanding Common Shares as of the Record Date.

Pursuant to Section 608(a) of the TSX Manual, because the Insider Warrants are held by insiders of the Corporation, the Warrant Amendments must be approved by a simple majority (50% + 1) of Disinterested Shareholders (the Insiders and their respective affiliates and associates being the Excluded Shareholders) (the “Insider Warrants Shareholder Approval”).

The Insider Warrants Shareholder Approval will be sought by way of an ordinary resolution approving the Warrant Amendments. If the Insider Warrants Shareholder Approval is not received, the terms of the Insider Warrants will remain unamended.

At the Meeting, Disinterested Shareholders are being asked to consider, and if deemed advisable, approve an ordinary resolution set forth in Schedule “D” of this Circular approving the Warrant Amendments in respect of both the CGF Warrants and the IQ Warrants (the “Warrant Amendments Resolution”). The votes attached to Common Shares held by CGF and IQ, and their respective affiliates, will be excluded from such vote.

In order for the Warrant Amendments Resolution to be passed, it requires the Insider Warrants Shareholder Approval, with the votes attached to the Common Shares held by CGF and IQ, and their respective affiliates and associates, excluded from such vote.

See the table under the section “Voting Securities and Principal Holders” in this Circular setting out the number of Common Shares held by insiders and their respective affiliates and associates who hold Insider Warrants to be excluded from the vote in respect of the Warrant Amendments Resolution.

RECOMMENDATION OF THE BOARD

The Board, after consultation with the Corporation's legal advisors, and after carefully and thoroughly considering the Warrant Amendments, unanimously determined that the Warrant Amendments are in the best interests of the Corporation, unanimously approved the Warrant Amendments and unanimously recommends that Shareholders vote FOR the Warrant Amendments Resolution.

POTENTIAL ADDITIONAL ISSUANCES

BACKGROUND

The Insider Warrants are exercisable upon FID to proceed with the design, engineering and construction of the Matawinie Project and the Bécancour Battery Material Plants Project (as each such term is defined in the Insider Warrants). Under the Insider Warrants, NMG is entitled, at its sole discretion, to accelerate the exercisability of the Insider Warrants to a date that is not less than 90 days, for the CGF Warrants, or 30 days, for the IQ Warrants, from the date that written notice of such acceleration is delivered by the Corporation to the applicable Insider. NMG intends to accelerate the exercise period of the Insider Warrants conditional upon closing of the Public Offering and the Private Placements, and as such, the Insider Warrants would become exercisable 90 days, for the CGF Warrants, or 30 days, for the IQ Warrants, following closing of the Public Offering and the Private Placements.

IQ is also the holder of the IQ Convertible Note that can be converted into units comprising an aggregate of 2,500,000 Common Shares and 2,500,000 Warrants, as well as up to 1,920,176 additional Common Shares issuable in connection with accrued interest under the IQ Convertible Note, all in accordance with the terms thereof.

As of the date of this Circular, CGF is the beneficial owner of 19,841,269 Common Shares representing 12.34% of the issued and outstanding Common Shares. If the Public Offering and the Private Placements are completed, CGF is expected to hold 64,293,729 Common Shares, representing approximately 19.95% of the Common Shares then issued and outstanding following the Public Offering and the Private Placements (on a non-diluted basis). Assuming (i) the exercise in whole of the CGF Warrants and (ii) the completion of the Public Offering and the Private Placements, CGF would be the beneficial owner of an aggregate of 84,134,998 Common Shares, representing 24.59% of the issued and outstanding Common Shares, on a partially diluted basis.

As of the date of this Circular, IQ is the beneficial owner of an aggregate of 25,637,260 Common Shares representing 15.94% of the issued and outstanding Common Shares. If the Public Offering and the Private Placements are completed, IQ is expected to hold 58,989,113 Common Shares, representing approximately 18.30% of the Common Shares then issued and outstanding following the Public Offering and the Private Placements (on a non-diluted basis). Assuming (i) the conversion in whole of the IQ Convertible Note, the exercise of the Warrants comprised in the units issued upon conversion of the IQ Convertible Note and the exercise of the IQ Warrants and (ii) the completion of the Public Offering and the Private Placements, IQ would be the beneficial owner of an aggregate of 85,750,558 Common Shares, representing 24.57% of the issued and outstanding Common Shares, on a partially diluted basis (which include 1,920,176 Common Shares issuable to IQ in connection with accrued interest under the IQ Convertible Note).

Absent any other Common Share issuances by NMG in which the Insiders do not participate or participate up to their pro rata of Common Share ownership, any exercise by the Insiders of their Warrants or any conversion or payment of interest under the IQ Convertible Note (including any exercise of the warrants underlying such note) may result in CGF, IQ or both holding more than 20% of the Common Shares then issued and outstanding (on a non-diluted basis).

Under the Insider Warrants and the IQ Convertible Note, unless a conditional approval from the TSX is obtained, the Insiders are not entitled to exercise the applicable Warrants, convert the IQ Convertible Note or receive payment of interest under the IQ Convertible Note, as applicable, and the Corporation will not issue Common Shares to an Insider that will result in an Insider owning, together with Common Shares already owned on the date of exercise of the Insider Warrants or conversion of the IQ Convertible Note, as applicable, more than 19.9% of the issued and outstanding Common Shares (on a non-diluted basis).

The Insiders have informed the Corporation that, following the Insider Warrants becoming exercisable in accordance with their respective terms, they wish to be in a position to exercise a number of Insider Warrants, convert the IQ Convertible Note or receive payment of interest under the IQ Convertible Note, as applicable, which may result in CGF, IQ or both holding more than 20% of the Common Shares then issued and outstanding (on a non-diluted basis) (the “Potential Additional Issuances”).

TSX REQUIREMENTS

Pursuant to Section 604(a)(i) of the TSX Manual, the TSX requires a listed issuer to obtain shareholder approval as a condition of acceptance of a transaction involving the issuance or potential issuance of securities if, in the opinion of the TSX, the transaction will “materially affect control” of the listed issuer. Under the TSX Manual, a transaction is considered to “materially affect control” if it gives any security holder or combination of security holders acting together the ability to influence the outcome of a vote of security holders, including to block significant transactions, and such ability will be affected by the circumstances of a particular case, including the presence or absence of other large security holdings, the pattern of voting behavior by other holders at previous security holder meetings and the distribution of voting securities. A transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or a combination of security holders acting together is generally considered to “materially affect control”, depending on the circumstances. Transactions resulting in a holding of less than 20% of the voting securities may also materially affect control of the Corporation.

The TSX determined that the Potential Additional Issuances could materially affect control of the Corporation pursuant to Section 604(a)(i) of the TSX Manual, as they involve the potential issuance of Common Shares which may result in CGF, IQ or both holding more than 20% of the then issued and outstanding Common Shares (on a non-diluted basis). It is expected that the TSX will conditionally approve the Potential Additional Issuances, subject to the satisfaction of certain conditions including approval by Disinterested Shareholders at the Meeting. Pursuant to Section 604(d) of the TSX Manual, the Potential Additional Issuances must be approved by a simple majority (50% + 1) of Disinterested Shareholders (excluding the Insiders and their associates and affiliate) (the “Potential Additional Issuances Shareholder Approval”).

If the Potential Additional Issuances Shareholder Approval is not received, the Insider Warrants will not be exercisable, and in the case of IQ, the IQ Convertible Note will not be convertible, to the extent such exercise or conversion, as applicable, would result in CGF, IQ or both holding more than 20% of the then issued and outstanding Common Shares (on an undiluted basis).

At the Meeting, Disinterested Shareholders are being asked to consider, and if deemed advisable, approve the ordinary resolution set forth in Schedule “E” of this Circular, and in respect of the resolution, the votes attached to Common Shares held by the Insiders and their affiliates and associates, in respect of the resolution, will be excluded from such vote (the “Potential Additional Issuances Resolution”).

In order for the Potential Additional Issuances Resolution to be passed, it requires the Potential Additional Issuances Shareholder Approval, with the votes attached to the Common Shares held by the Insiders and their respective affiliates and associates, excluded from such vote.

See the table under the section “Voting Securities and Principal Holders” in this Circular setting out the number of Common Shares held by the Insiders and their respective affiliates and associates to be excluded from the vote in respect of the Potential Additional Issuances Resolution.

RECOMMENDATION OF THE BOARD

The Board, after consultation with the Corporation’s legal advisors, and after carefully and thoroughly considering the Potential Additional Issuances, unanimously determined that the approval of the Potential Additional Issuances is in the best interests of the Corporation, unanimously approved the Potential Additional Issuances and unanimously recommends that Shareholders vote FOR the Potential Additional Issuances Resolution.

C. EXPENSES OF THE TRANSACTIONS

NMG is expected to incur expenses of approximately $1.1 million2 in connection with the transactions described in this Circular, which includes financial advisory, legal, accounting, printing, mailing and meeting fees.

D. DESCRIPTION OF COMMON SHARES

The authorized share capital of NMG consists of an unlimited number of Common Shares. As at the Record Date, 160,826,539 Common Shares were issued and outstanding.

Shareholders are entitled to one vote per Common Share at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation.

2 Note: All expenses incurred in US dollars were converted at an exchange rate of CAD$1.00 = US$1.3851 (April 8, 2026).

Further information relating to the Common Shares is set out in NMG’s Annual Information Form dated March 25, 2026 in respect of the fiscal year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

E. OWNERSHIP OF SECURITIES OF NMG

As of the date of this Circular, the following table sets out the number, designation and percentage of the outstanding Common Shares, options to purchase Common Shares pursuant to NMG’s Omnibus Plan and Warrants beneficially owned or over which control or direction is exercised, directly or indirectly, by each director and officer of NMG. For such information relating to insiders of NMG and any associate or affiliate of such insiders, see “Voting Securities and Principal Holders”.

Name	Relationship with NMG	Number of Common Shares Beneficially Owned, Controlled or Directed		Approximate percentage of total Common Shares (1)	Number of Options Beneficially Owned, Controlled or Directed	Approximate percentage of total options to purchase Common Shares	Number of RSUs and PSUs Beneficially Owned, Controlled or Directed	Approximate percentage of total RSUs and PSUs
Daniel Buron	Director	9,397		0.01%	200,000	2.66%	Nil	Nil
Eric Desaulniers(2)	President, Chief Executive Officer and Director	415,121	(3)	0.26%	1,375,000	18.31%	185,000	31.25%
Nathalie Pilon	Director	10,000		0.01%	150,000	2.00%	Nil	Nil
Charles- Olivier Tarte	Chief Financial Officer	100,248		0.06%	912,500	12.15%	100,000	16.89%
Bernard Perron	Chief Operating Officer	Nil		N/A	987,500	13.15%	100,000	16.89%
Josée Gagnon	Vice President, Legal Affairs and Corporate Secretary	2,600		0.00%	215,000	2.86%	20,000	3.38%
Stéphane Leblanc	Director	Nil		N/A	50,000	0.67%	Nil	Nil
Chantal Sorel	Director	Nil		N/A	47,500	0.63%	Nil	Nil
Paola Farnesi	Director	Nil		N/A	25,000	0.33%	Nil	Nil
Édith Jacques	Director	Nil		N/A	25,000	0.33%	Nil	Nil

Notes:

(1)	Percentages are based on 160,826,539 Common Shares outstanding as at April 6, 2026.

(2)	Common Shares beneficially held by Mr. Desaulniers will be excluded from voting in respect of certain of the resolutions at the Meeting – see “Interest of Certain Persons in Matters to be Acted Upon”.

(3)	As of the date hereof, Mr. Eric Desaulniers personally holds 354,921 Common Shares and holds 60,200 through ED Exploration Inc., a corporation controlled by Mr. Desaulniers and of which he is the sole director and officer.

As of the date of this Circular, the directors and executive officers of NMG, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, in the aggregate 537,366 Common Shares, representing approximately 0.33% of the issued and outstanding Common Shares.

As of the date of this Circular, the directors and executive officers of NMG, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, in the aggregate 3,987,500 options to purchase Common Shares, representing approximately 53.09% of the issued and outstanding options to purchase Common Shares.

As of the date of this Circular, the directors and executive officers of NMG, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, in the aggregate 405,000 RSUs and PSUs representing approximately 68.41% of the issued and outstanding RSUs and PSUs of the Corporation.

As of the date of this Circular, the directors and executive officers of NMG, as a group, did not beneficially own, or exercise control or direction over, directly or indirectly, any Warrants.

F. TRADING PRICE AND VOLUME OF COMMON SHARES

The Common Shares are listed and posted for trading on the TSX under the trading symbol “NOU”, and on the NYSE under the trading symbol “NMG”. On April 8, 2026, being the trading day immediately prior to the announcement of the Private Placements, the closing price was $3.19 on the TSX and US$2.28 on the NYSE.

The following table sets forth, for the calendar periods indicated, the high and low sale prices and the composite volume of trading of the Common Shares on the TSX and NYSE, each as reported by the TSX and the NYSE.

TSX

Month	High (C$)	Low (C$)	Volume
October 2025	7.96	3.59	5,003,051
November 2025	5.00	3.25	5,973863
December 2025	4.56	3.33	4,122,399
January 2026	4.48	3.17	5,556,555
February 2026	3.53	2.70	6,906,226
March 2026	3.25	2.77	8,020,587
April 1 to April 8, 2026	3.35	2.99	1,271,787

NYSE

Month	High (US$)	Low (US$)	Volume
October 2025	6.06	2.52	36,944,006
November 2025	3.55	2.31	13,409,061
December 2025	3.29	2.42	10,314,540
January 2026	3.23	2.34	19,548,987
February 2026	2.56	1.97	20,071,407
March 2026	2.40	2.02	17,131,800
April 1 to April 8, 2026	2.42	2.15	2,703,434

G. PREVIOUS PURCHASES AND SALES

During the twelve-month period preceding the date of this Circular, no securities (excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants or conversion rights) of NMG were purchased or sold by NMG, other than the sale on December 19, 2025 of 8,333,334 Common Shares at a price of US$2.40 per Common Share for aggregate gross proceeds of approximately US$20 million pursuant to an overnight marketed public offering.

H. PREVIOUS DISTRIBUTIONS

During the five-year period preceding the date of this Circular, NMG completed distributions of Common Shares as follows:

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security	Nature of Issuance
2021/04/08	15,000	$2.75	COMMON SHARES - OPTIONS
2021/04/08	10,000	$3.00	COMMON SHARES - OPTIONS
2021/04/08	750	$2.35	COMMON SHARES - OPTIONS
2021/05/06	4,000	$7.00	COMMON SHARES - OPTIONS
2021/05/25	500	$2.35	COMMON SHARES - OPTIONS
2021/05/25	5,000	$7.00	COMMON SHARES - OPTIONS
2021/05/25	10,000	$2.10	COMMON SHARES - OPTIONS
2021/05/26	1,500	$7.00	COMMON SHARES - OPTIONS
2021/05/28	12,500	$2.50	COMMON SHARES - OPTIONS
2021/06/23	7,915,000	$9.22	COMMON SHARES - PUBLIC OFFERING
2021/07/22	1,978,750	$9.25	COMMON SHARES - PRIVATE PLACEMENT
2021/08/13	15,000	$2.35	COMMON SHARES - OPTIONS
2021/08/13	17,500	$1.85	COMMON SHARES - OPTIONS
2021/08/30	10,000	$3.90	COMMON SHARES - OPTIONS
2021/08/30	10,000	$7.00	COMMON SHARES - OPTIONS
2021/09/23	3,750	$2.35	COMMON SHARES - OPTIONS
2021/09/29	18,700	$7.00	COMMON SHARES - OPTIONS
2021/10/08	15,000	$2.35	COMMON SHARES - OPTIONS
2021/10/08	15,000	$3.20	COMMON SHARES - OPTIONS
2021/10/08	25,000	$1.85	COMMON SHARES - OPTIONS
2021/10/15	1,875,000	$2.00	COMMON SHARES - CONVERTIBLE BOND
2021/10/18	5,625,000	$2.00	COMMON SHARES - CONVERTIBLE BOND
2021/10/21	220,471	$8.62	COMMON SHARES - INTEREST ON CONVERTIBLE BOND
2021/10/28	25,000	$2.50	COMMON SHARES - OPTIONS
2021/11/02	10,000	$7.00	COMMON SHARES - OPTIONS
2021/11/18	20,000	$1.85	COMMON SHARES - OPTIONS
2021/11/24	25,000	$2.50	COMMON SHARES - OPTIONS
2021/12/02	100,000	$3.00	COMMON SHARES - OPTIONS

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security	Nature of Issuance
2021/12/02	62,500	$3.40	COMMON SHARES - OPTIONS
2021/12/03	1,500	$7.00	COMMON SHARES - OPTIONS
2021/12/07	15,000	$2.75	COMMON SHARES - OPTIONS
2022/01/05	1,500	$7.00	COMMON SHARES - OPTIONS
2022/01/24	1,500	$7.00	COMMON SHARES - OPTIONS
2022/01/24	15,000	$2.75	COMMON SHARES - OPTIONS
2022/01/26	2,000	$7.00	COMMON SHARES - OPTIONS
2022/02/04	25,000	$2.75	COMMON SHARES - OPTIONS
2022/02/08	30,000	$2.75	COMMON SHARES - OPTIONS
2022/02/14	10,400	$9.67	COMMON SHARES - ATM
2022/02/15	1,500	$7.00	COMMON SHARES - OPTIONS
2022/02/16	6,301	$9.65	COMMON SHARES - ATM
2022/02/18	3,200	$9.61	COMMON SHARES - ATM
2022/03/15	1,500	$7.00	COMMON SHARES - OPTIONS
2022/03/29	1,500	$7.00	COMMON SHARES - OPTIONS
2022/04/08	3,000	$8.20	COMMON SHARES - ATM
2022/04/11	13,784	$7.99	COMMON SHARES - ATM
2022/04/11	3,000	$1.95	COMMON SHARES - OPTIONS
2022/04/12	7,729	$7.92	COMMON SHARES - ATM
2022/04/12	1,000	$7.00	COMMON SHARES - OPTIONS
2022/04/13	3,900	$8.05	COMMON SHARES - ATM
2022/04/14	40,507	$8.18	COMMON SHARES - ATM
2022/04/18	75,400	$8.26	COMMON SHARES - ATM
2022/04/20	4,200	$8.23	COMMON SHARES - ATM
2022/04/21	33,801	$8.34	COMMON SHARES - ATM
2022/04/25	2,336	$8.21	COMMON SHARES - ATM
2022/04/26	1,400	$7.87	COMMON SHARES - ATM
2022/04/28	8,014	$7.71	COMMON SHARES - ATM
2022/04/29	50,563	$7.89	COMMON SHARES - ATM
2022/05/02	30,470	$7.89	COMMON SHARES - ATM
2022/05/03	13,215	$7.84	COMMON SHARES - ATM
2022/05/04	100,000	$7.82	COMMON SHARES - ATM
2022/05/05	4,789	$8.09	COMMON SHARES - ATM
2022/05/06	19,800	$8.11	COMMON SHARES - ATM
2022/05/20	20,000	$1.85	COMMON SHARES - OPTIONS
2022/05/24	2,100	$7.08	COMMON SHARES - ATM
2022/05/24	500	$7.19	COMMON SHARES - ATM
2022/05/25	5,501	$6.83	COMMON SHARES - ATM
2022/05/26	1,000	$6.76	COMMON SHARES - ATM

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security		Nature of Issuance
2022/05/27	5,591		$6.90	COMMON SHARES - ATM
2022/05/31	15,583		$6.92	COMMON SHARES - ATM
2022/06/01	12,402		$6.96	COMMON SHARES - ATM
2022/06/01	7,121		$6.91	COMMON SHARES - ATM
2022/06/02	20,000		$2.35	COMMON SHARES - OPTIONS
2022/06/02	18,575		$6.98	COMMON SHARES - ATM
2022/06/06	900		$6.90	COMMON SHARES - ATM
2022/07/11	10,000		$3.20	COMMON SHARES - OPTIONS
2022/07/13	10,000		$3.20	COMMON SHARES - OPTIONS
2022/08/11	4,000		$4.20	COMMON SHARES - OPTIONS
2022/08/24	10,000		$3.10	COMMON SHARES - OPTIONS
2022/08/24	20,000		$2.35	COMMON SHARES - OPTIONS
2022/09/09	15,000		$3.20	COMMON SHARES - OPTIONS
2022/09/09	15,000		$2.35	COMMON SHARES - OPTIONS
2022/09/09	20,000		$1.85	COMMON SHARES - OPTIONS
2022/09/16	10,000		$3.40	COMMON SHARES - OPTIONS
2022/11/09	10,000		$4.20	COMMON SHARES - OPTIONS
2022/11/22	6,000		$4.20	COMMON SHARES - OPTIONS
2022/12/30	10,000		$-	COMMON SHARES - OPTIONS
2022/12/30	(10,000)		$-	COMMON SHARES - OPTIONS
2023/04/17	4,850,000		$6.10	COMMON SHARES - PUBLIC OFFERING
2023/05/04	25,000		$3.20	COMMON SHARES - OPTIONS
2023/05/15	15,000		$3.20	COMMON SHARES - OPTIONS
2023/05/18	15,000		$3.20	COMMON SHARES - OPTIONS
2023/05/18	100,000		$3.20	COMMON SHARES - OPTIONS
2023/05/18	25,000		$3.20	COMMON SHARES - OPTIONS
2024/01/31	6,208,210		$3.00	COMMON SHARES - LAC GUERET PROPERTY ACQUISITION
2024/02/28	12,500,000	US$	2.71	COMMON SHARES - PRIVATE PLACEMENT
2024/02/28	12,500,000	US$	2.71	COMMON SHARES - PRIVATE PLACEMENT
2024/05/02	20,329,043	US$	2.00	COMMON SHARES - PRIVATE PLACEMENT
2024/05/17	40,000		$2.35	COMMON SHARES - OPTIONS
2024/05/22	35,000		$2.35	COMMON SHARES - OPTIONS
2024/05/24	37,500		$2.35	COMMON SHARES - OPTIONS
2024/08/20	25,000		$2.35	COMMON SHARES - OPTIONS
2024/12/20	39,682,538	US$	2.00	COMMON SHARES - PRIVATE PLACEMENT
2025/03/31	194,684	US$	1.49	COMMON SHARES - INTEREST ON CONVERTIBLE NOTE
2025/06/30	178,531	US$	1.64	COMMON SHARES - INTEREST ON CONVERTIBLE NOTE
2025/07/25	139,516		$1.85	COMMON SHARES - OPTIONS
2025/09/30	106,161	US$	2.79	COMMON SHARES - INTEREST ON CONVERTIBLE NOTE

Date Issued	Number of Common Shares	Exercise/Conversion Price per Security		Nature of Issuance
2025/10/15	20,000		$4.77	COMMON SHARES - OPTIONS
2025/10/15	7,500		$3.12	COMMON SHARES - OPTIONS
2025/12/19	8,333,334	US$	2.40	COMMON SHARES - PUBLIC OFFERING
2025/12/31	131,659	US$	2.44	COMMON SHARES - INTEREST ON CONVERTIBLE NOTE
2026/01/06	50,000		$2.13	COMMON SHARES - OPTIONS
2026/01/12	7,500		$3.12	COMMON SHARES - OPTIONS
2026/01/19	7,500		$3.12	COMMON SHARES - OPTIONS
2026/03/31	147,824	US$	2.25	COMMON SHARES - INTEREST ON CONVERTIBLE NOTE

I. DIVIDEND POLICY

During the two most recently completed fiscal years and as of the date of this Circular, the Corporation has not paid any dividends on the Common Shares. Any decision to declare and pay dividends on the Common Shares in the future will be made at the discretion of the Board and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant at such time. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur.

J. NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION NAMED EXECUTIVE OFFICERS

Compensation Discussion and Analysis

General

The named executive officers are the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Vice-President, Sales and Marketing, and the Vice-President Legal Affairs and Corporate Secretary (collectively, the “Named Executive Officers”).

The members of the Human Resources Committee are required to consult with and make recommendations to the board of directors of the Corporation (the “Board of Directors”) on compensation structure of the President and Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, the Chief Operating Officer of the Corporation (collectively, the “Executive Officers”) and the other Named Executive Officers, and compensation plan matters. The make-up of the Human Resources Committee, the determination as to whether the members are independent and a description of the responsibilities, powers and operations of the Human Resources Committee are set out under the section “Corporate Governance – Compensation” in this Circular.

The Board of Directors, on recommendation of the Human Resources Committee, analyzes, reviews and determines the compensation structure of the Executive Officers.

The Named Executive Officers’ compensation has been established with a view to attracting and retaining executives critical to the Corporation’s short and long-term success with a need to attract and retain experienced executives able to bring the Corporation to its commercial stage and in operations.

In the fiscal year ended December 31, 2025, the Human Resources Committee continued working with Gallagher Québec Compensation Inc. (“Gallagher”), an independent consulting firm, to with regard to the compensation benchmarking analysis for the Named Executive Officers, including the short-term and long-term incentive program for the Named Executive Officers as well as the employees of the Corporation. The mandate included to the development of a compensation strategy for the Corporation’s upcoming hiring needs to support the execution of its business strategy. As of the date of this Circular, the Human Resources Committee’s work with Gallagher is continuing, and no official recommendation has been made to the Board of Directors for approval. Until then, the compensation of the Named Executive Officers is aligned annually with the relevant regional salary increases and may be adjusted in accordance with the terms of such Named Executive Officers’ employment.

Gallagher’s fees were $71,545 for services rendered during the fiscal year ended December 31, 2025 in connection with the benchmarking analysis mandate and other compensation-related services for the Corporation’s compensation strategy.

Within the context of the overall objectives of the Corporation’s compensation practices, the Corporation determined the specific amounts of compensation earned by each Named Executive Officer for the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025, as applicable, based on a number of factors, including (i) the Corporation’s understanding of the compensation typically offered to executives in comparable roles and responsibilities at similarly situated businesses, as well as those businesses from which the Corporation may recruit executives from, (ii) the Corporation’s executives’ performance during the fiscal year in general and as measured against predetermined corporate and individual performance goals, (iii) the roles and responsibilities of the Corporation’s executives, (iv) the individual experience and skills of, and expected contributions from the Corporation’s executives, (v) the amounts of compensation being earned by the Corporation’s other executives, and (vi) any other contractual commitments that the Corporation has made to its executives regarding compensation.

Base Compensation

In establishing the base compensation of the Named Executive Officers, the Corporation considers the base compensation and the market practices, including the base compensation as well as the mix compensation for executives in comparable roles and responsibilities at similarly situated businesses as well as businesses from which the Corporation may recruit from, including similar positions in the mining industry.

The Corporation entered into the President and CEO Amended Agreement (as defined below) with its President and Chief Executive Officer on December 8, 2025, the CFO Amended Agreement (as defined below) with its Chief Financial Officer on December 8, 2025, and the COO Amended Agreement (as defined below) with its Chief Operating Officer on December 8, 2025, the Vice-President, Sales and Marketing Agreement (as defined below) with its Vice-President, Sales and Marketing on September 12, 2019, and the Vice-President, Legal Affairs and Corporate Secretary Agreement (as defined below) with its Vice-President, Legal Affairs and Corporate Secretary on September 6, 2022. The base compensation of such individuals reflects the base compensation that the Corporation negotiated with them. Such base compensation was also based on the experience and skills of, and expected contribution from, each Named Executive Officer, their roles and responsibilities and other factors. For 2025, the base compensation of each Named Executive Officer has been aligned with the relevant regional salary increase recommendation or may have been adjusted in accordance with the terms of such Named Executive Officers’ employment. Certain terms of the President and CEO Amended Agreement, the CFO Amended Agreement, the COO Amended Agreement, the Vice-President, Sales and Marketing Agreement, and the Vice-President, Legal Affairs and Corporate Secretary Agreement are summarized under the section “Termination, Change of Control and Other Benefits” in this Circular.

Performance Bonus

The Named Executive Officers have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Corporation. Individual target bonuses, which are established by the Human Resources Committee, are between 25% and 50% of the base compensation of the Named Executive Officer. Bonuses granted to Executive Officers are recommended by the Human Resources Committee to the Board of Directors which ultimately approves the award of such bonuses and the ones to the other Named Executive Officers are recommended by the President and Chief Executive Officer.

Bonuses are primarily based upon performance, as measured against predetermined corporate and individual goals covering business development, ESG management and performance, as well as corporate and financial achievements. The primary objective of the Corporation’s bonus payments is to motivate and reward the Named Executive Officers for meeting the Corporation’s short-term objectives using a performance-based compensation program with objectively determinable goals that are specifically tailored for each of the Named Executive Officer. Bonuses are granted based on the achievement of the performance goals, which are established annually. Bonuses are established, among others, on the following performance goals: milestones achieved to bring the projects to the commercial stage, financing, human resources, budget and cost control and permitting and development of projects. In addition, certain Named Executive Officers are eligible for bonuses payable upon the achievement of significant milestones in the progress of the major projects under their responsibility. These bonuses are paid in a lump sum based on the milestones and amounts established in employment contracts. For additional information regarding the grant of performance bonuses, please see the table included under the section “Named Executive Officer Summary Compensation Table” in this Circular. Please also refer to the section “Termination, Change of Control and Other Benefits” in this Circular.

Stock Options, RSU, PSU and DSU

The Corporation’s grant of stock options, RSU, PSU and DSU to its Named Executive Officers under the Omnibus Plan is a method of compensation which is used to attract and retain personnel and to provide an incentive to participate in the long-term development of the Corporation and to increase Shareholder value. The relative emphasis of stock options, RSU, PSU and DSU for compensating Named Executive Officers will generally vary depending on the number of stock options, RSU, PSU and DSU that are outstanding from time to time. For the fiscal year ended December 31, 2025, the Corporation granted 262,500 stock options to directors of the Corporation, 600,000 stock options and 128,334 RSU and 256,666 PSU to the Named Executive Officers, 1,190,000 stock options and 69,008 RSU and 137,992 PSU to employees of the Corporation.

The Corporation generally expects that future grants to Named Executive Officers should be based on the following factors: (i) the terms of the executive’s employment; (ii) the executive’s past performance; (iii) the executive’s anticipated future contribution; (iv) the prior stock options or RSU, PSU or DSU grants to such executive; (v) the percentage of outstanding equity owned by the executive; (vi) the level of vested and unvested stock options, RSU, PSU or DSU and (vii) the market practices and the executive’s responsibilities and performance.

The Corporation has not set specific target levels for the grant of stock options, RSU, PSU or DSU to Named Executive Officers, however this is part of Gallagher’s mandate to make recommendations to the Human Resources Committee in order to remain competitive. Generally, initial option-based awards are set in the Named Executive Officers’ employment agreements in accordance with the items set out in the previous paragraph, as applicable. The terms of such employment agreements are recommended by the Human Resources Committee and approved by the Board of Directors. Additional stock option, RSU, PSU and DSU grants will be recommended by the Human Resources Committee to the Board of Directors which ultimately has the responsibility to grant stock options, RSU, PSU and DSU. For a summary of the main terms of the Omnibus Plan, see the section “Omnibus Plan” in this Circular.

Management of Risks

The Human Resources Committee and the Board of Directors periodically assess the implications of the risks associated with the Corporation’s compensation policies and practices. The Human Resources Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. The Human Resources Committee believes that the following elements, among others, mitigate the risks associated with the Corporation’s compensation program for its executives: (i) all material contracts and agreements have to be approved by the Board of Directors, (ii) the Board of Directors approves the annual and capital budget, and (iii) a significant portion of the compensation is based on the overall performance of the Corporation. The Human Resources Committee is satisfied that the Corporation’s policies and practices do not encourage any executive or individual to take inappropriate or excessive risks. In this respect, the Human Resources Committee has not identified risks arising from the executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. As of the date hereof, the Corporation has not adopted a policy that would prohibit a NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by such NEO or director. To the knowledge of the Corporation, no NEO or director has entered into any such arrangement.

Performance Graph

The following chart compares the cumulative total return on a $100 investment in the Common Shares to the cumulative total return on the S&P/TSX Capped Materials and the S&P/TSX Composite Total Return Index from January 1st, 2021, to December 31, 2025. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio.

The amounts indicated in the graph above and in the chart below are as of December 31 in each of the year 2021, 2022, 2023, 2024 and 2025.

	January 1, 2021	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Nouveau Monde Graphite Common Share	100	77.11	45.26	30.26	19.91	29.39
S&P/TSX Capped Materials	100	97.71	99.41	98.07	119.09	238.92
S&P/TSX Composite	100	121.08	110.60	119.57	141.08	180.93

As shown in the above performance graph, during the fiscal year ended December 31, 2025, the Corporation’s Common Share price underperformed compared to the S&P/TSX Capped Materials Index and the S&P/TSX Composite Index. The Corporation believes that this underperformance was largely due to weaker graphite prices, challenging environment for pre-revenue and large capital requirement companies, as well as a perception of a weaker environment for electric vehicle sales. Total Shareholder return decreased by approximately 71% between January 1, 2021, and December 31, 2025. The Common Shares performance is also affected by a number of factors, including the Corporation’s performance and general market and economic conditions, many of which are beyond the control of the Corporation and the Named Executive Officers. Some of these risks are discussed under the section “Risk Factors” of the Corporation’s Annual Information Form dated March 25, 2026, which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Market price performance is not the only predictor or outcome of the success of the Corporation’s team, especially in the short term. The trend in overall compensation earned by the Named Executive Officers over the past three years has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. Given the Corporation’s stage of development, the Corporation’s Common Share price is volatile and is currently not a significant factor in cash compensation consideration. It is one of many considerations that influence the Named Executive Officers’ compensation decisions. As a result, the factors considered by the Human Resources Committee or the President and Chief Executive Officer, as the case may be, and by the Board of Directors in determining compensation matters, such as the amount of compensation generally paid by similarly situated companies to their executive officers with similar roles and responsibilities, the Named Executive Officers’ performance, the roles and responsibilities of the Named Executive Officers, and the individual experience and skills of, and expected contributions from the Named Executive Officers, may not be significantly affected by the market price of the Common Shares. The value of long-term incentive compensation in the form of Options is influenced by the Corporation’s Common Share price performance.

Human Resources Committee

As of the date of this Circular, the Human Resources Committee consists of the three (3) following directors: Ms. Nathalie Pilon, Ms. Édith Jacques and Mr. Daniel Buron. The three members are considered independent under Regulation 52-110 respecting Audit Committees (“Regulation 52-110”).

All the members of the Human Resources Committee have relevant experience to fulfill their responsibilities related to Named Executive Officers’ compensation, including making decisions and determinations as to the suitability of compensation policies and practices. Each member has held a number of executive management positions. All the members of the Human Resources Committee have experience in matters of executive compensation that is relevant to their responsibilities as members of such Committee by virtue of their respective professions and long-standing involvement with public companies. In connection with each member’s various responsibilities in such positions, each member of the Human Resources Committee strives to keep abreast of trends and developments affecting executive compensation.

For a description of the policies and practices adopted by the Board of Directors to determine the compensation of the Corporation’s directors and officers, see the section “Corporate Governance – Compensation” in this Circular.

The Human Resources Committee is responsible for assisting the Board of Directors in discharging its oversight responsibilities relating to the compensation and retention of Executive Officers having the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. The members of the Human Resources Committee are more specifically responsible for (i) reviewing the goals and objectives of the Corporation’s Executive Officers’ compensation plans and amending, or recommending that the Board amend, these goals and objectives if the Committee deems appropriate; (ii) having regard to the Corporation’s goals and objectives with respect to Executive Officers’ compensation plans, reviewing such plans and amending existing plans or adopting new plans, or recommending that the Board do so, if the Committee deems appropriate; (iii) having regard to the goals and objectives established by the Board, evaluating the President and Chief Executive Officer’s performance and, based on such evaluation, determining and recommending the President and Chief Executive Officer’s annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation and, if it deems appropriate, discussing the President and Chief Executive Officer’s compensation with the Board; (iv) reviewing the evaluation process and compensation structure for the Corporation’s executive officers and making recommendations to the Board with respect to the compensation of the executive officers, including, as appropriate, salary, bonus, incentive and equity compensation; (v) assessing annually the competitiveness and appropriateness of the Corporation’s policies relating to the compensation of executive officers; (vi) reviewing and, if appropriate, recommending to the Board the approval of, any adoption, amendment and termination of the Corporation’s incentive and equity-based compensation plans and overseeing their administration, including discharging any duties imposed on the Board by any of those plans to the extent such duties may be delegated to the Committee; (vii) reviewing and recommending to the Board the employment contracts and other hiring or termination packages to be entered into with the President and Chief Executive Officer and other Executive Officers; and (viii) to the extent the Committee deems appropriate, overseeing the selection of any peer group used in determining compensation or any element of compensation.

The Human Resources Committee has the authority to retain the services of any compensation consultants to provide independent advice on executive compensation and related governance issues. The Human Resources Committee also has the authority to determine and pay the fees of such consultants. All compensation and non-compensation services provided by such independent advisors to the Corporation must be pre-approved by the Human Resources Committee or its chair.

NAMED EXECUTIVE OFFICERS SUMMARY COMPENSATION TABLE

The following table details all compensation earned by the Named Executive Officers of the Corporation for the fiscal years ended December 31, 2023, December 31, 2024, and December 31, 2025. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

TABLE OF COMPENSATION
					Non-Equity Incentive Plan Compensation ($)
Name and Position	Year	Salary ($)	Share- Based Awards(2) ($)	Option- Based Awards (3) ($)	Annual Incentive Plans (4)	Long- Term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Eric	2023	460,000	N/A	647,137	299,000	N/A	N/A	N/A	1,406,137
Desaulniers,	2024	476,100	N/A	2,075,837	238,050	N/A	N/A	N/A	2,789,987
President, Chief Executive Officer and Director(1)	2025	491,811	632,700	321,832	221,315	N/A	N/A	N/A	1,667,658
Charles-Olivier	2023	335,000	N/A	520,523	184,250	N/A	N/A	N/A	1,039,773
Tarte, Chief	2024	390,000	N/A	1,245,502	156,000	N/A	N/A	N/A	1,791,502
Financial Officer	2025	402,870	342,000	258,865	145,033	N/A	N/A	N/A	1,148,768
Bernard	2023	400,000	N/A	520,523	220,000	N/A	N/A	N/A	1,140,523
Perron,	2024	414,000	N/A	1,245,502	165,600	N/A	N/A	N/A	1,825,102
Chief Operating Officer	2025	427,662	342,000	258,865	153,958	N/A	N/A	N/A	1,182,485
Josée Gagnon,	2023	290,000	N/A	112,546	74,313	N/A	N/A	N/A	476,858
Vice- President,	2024	300,150	N/A	207,584	90,045	N/A	N/A	N/A	597,779
Legal Affairs	2025	310,055	68,400	69,963	79,481	N/A	N/A	N/A	527,899
and Corporate Secretary
Patrice	2023	285,000	N/A	225,091	71,606	N/A	N/A	N/A	581,697
Boulanger,	2024	294,975	N/A	207,584	86,649	N/A	N/A	N/A	589,208
Vice- President,	2025	304,709	68,400	69,963	75,263	N/A	N/A	N/A	518,336
Sales and Marketing

Notes:

(1)	Mr. Desaulniers, who is also a director of the Corporation, is not being compensated for the services delivered as such.

(2)	Share-based awards consist of RSUs and/or PSUs which are subject to vesting criteria. The Share-based awards value is based on the fair market value of the Ordinary Share price at the time of the grant. For the awards granted in the financial year ended December 31, 2025, the fair market value of the Ordinary Shares at the time of grant was at $3.42.

(3)	The amounts provided in this column represent the dollar amount based on the fair value of the stock options granted to the Named Executive Officers under the Omnibus Plan on the grant date for the covered fiscal year. During fiscal year ended December 31, 2025, Messrs. Desaulniers, Tarte, Perron, Boulanger, and Ms. Gagnon were granted on April 1, 2024, 230,000 stock options, 185,000 stock options, 185,000 stock options, 50,000 stock options, and 50,000 stock options, respectively. The grant date fair value of the awards was $2.14 for Messrs. Desaulniers, Tarte, Perron, Boulanger and Ms. Gagnon stock options granted on April 1, 2025. The fair value of the awards is the same as the fair value determined for accounting purposes. The values indicated in the table reflect the estimated fair value of the stock options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such stock options may be less, equal to zero or greater than the grant date fair value indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black-Scholes method is used to estimate the grant date fair value of option-based awards because it is the most used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The grant date fair value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions.

Assumptions	May 12, 2023	April 1, 2024	April 1, 2025
Risk-Free Interest Rate	2.91%	3.54%	2.59%
Expected Life (In Years)	5	5	5
Expected Volatility	69%	81%	80%
Grant Date Fair Value ($)	2.81	2.08	1.40

(4)	The amounts provided in this column represent the payment of annual cash incentive bonuses by the Corporation in reward of objectives achieved by the Named Executive Officers in respect of the applicable fiscal year. The annual cash incentive bonuses are generally paid following the end of the applicable fiscal year. Please also refer to the section “Termination, Change of Control and Other Benefits” in this Circular.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table lays out, for each Named Executive Officer, all awards outstanding as of the end of the fiscal year ended December 31, 2025. This table also includes awards granted before the most recent fiscal year of the Corporation. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

	Options-Based Awards				Share-Based Awards(2)
Name and Position	Date of Issue or Grant (m/d/y)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (m/d/y)	Value of Unexercised Vested in- the-Money Options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid out or Distributed ($)
Eric Desaulniers,	05/25/2021	150,000	16.84	05/24/2026	Nil
President, Chief	03/28/2022	150,000	8.20	03/28/2027	Nil
Executive Officer	05/12/2023	230,000	4.77	05/12/2028	Nil
and Director	04/01/2024	615,000	3.12	04/01/2029	26,540
	04/01/2025	230,000	2.14	04/01/2030	Nil
	12/30/2025					185,000	619,750	N/A
Charles-Olivier	05/25/2021	75,000	16.84	05/24/2026	Nil
Tarte, Chief	03/28/2022	75,000	8.20	03/28/2027	Nil
Financial Officer	05/12/2023	185,000	4.77	05/12/2028	Nil
	04/01/2024	392,500	3.12	04/01/2029	21,275
	04/01/2025	185,000	2.14	04/01/2030	Nil
	12/30/2025					100,000	335,000	N/A
Bernard Perron,	01/24/2022	225,000	8.87	01/23/2027	Nil
Chief Operating	05/12/2023	185,000	4.77	05/12/2028	Nil
Officer	04/01/2024	392,500	3.12	04/01/2029	21,275
	04/01/2025	185,000	2.14	04/01/2030	Nil
	12/30/2025					100,000	335,000	N/A
Josée Gagnon,	11/14/2022	50,000	6.48	11/14/2027	Nil
Vice-President,	05/12/2023	40,000	4.77	05/12/2028	Nil
Legal Affairs	04/01/2024	75,000	3.12	04/01/2029	5,750
and Corporate Secretary	04/01/2025	50,000	2.14	04/01/2030	Nil
	12/30/2025					20,000	67,000	N/A
Patrice	11/17/2021	15,000	8.08	11/17/2026	Nil
Boulanger,	03/28/2022	75,000	8.20	03/28/2027	Nil
Vice- President,	05/12/2023	80,000	4.77	05/12/2028	Nil
Sales and	04/01/2024	75,000	3.12	04/01/2029	5,750
Marketing	04/01/2025	50,000	2.14	04/01/2030	Nil
	12/30/2025					20,000	67,000	N/A

Note:

(1)	The value of the unexercised vested in-the-money options at fiscal year-end represents the difference between the closing price of the Common Shares on the Exchange as of December 31, 2025 ($3.35) and the respective exercise price of the stock options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.

(2)	Share-based awards consist of RSUs and PSUs and are settled in Common Shares in accordance with the Company’s Omnibus Plan. RSUs vest over a specific period of time while PSUs vest over a predetermined period of time upon meeting predetermined performance criteria. For more information regarding RSU and PSU vesting, please see the Omnibus Plan Awards. The market or payout value is based on the TSX market closing price of the Common Shares on December 31, 2025, being $3.35.

Value Vested or Earned During the Year

The following table lays out, for each Named Executive Officer, the value vested of all awards as well as the value earned during the fiscal year ended December 31, 2025. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Name and Position	Option-Based Awards –Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(2)
Eric Desaulniers, President, Chief Executive Officer and Director	N/A	N/A	221,315
Charles-Olivier Tarte, Chief Financial Officer	N/A	N/A	145,033
Bernard Perron, Chief Operating Officer	N/A	N/A	153,958
Josée Gagnon, Vice-President, Legal Affairs and Corporate Secretary	N/A	N/A	79,481
Patrice Boulanger, Vice-President, Sales and Marketing	N/A	N/A	75,263

Notes:

(1)	The value of the vested options at fiscal year-end represents the aggregate dollar value that would have been realized if the stock options had been exercised on their respective vesting dates, based on the difference between the market (closing) price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the stock options.

(2)	The value of the non-equity incentive plan compensation at fiscal year-end represents the amounts earned as an annual incentive plan bonus in respect of the fiscal year ended December 31, 2025, and corresponds to the amounts disclosed in the “Table of Compensation” above.

TERMINATION, CHANGE OF CONTROL AND OTHER BENEFITS

The Corporation entered into an employment agreement with Mr. Eric Desaulniers on February 21, 2018, pursuant to which the terms of his employment as President and Chief Executive Officer of the Corporation were confirmed and which were amended on December 8, 2025 (the “President and CEO Amended Agreement”). The President and CEO Amended Agreement provides for an indeterminate term. Pursuant to the President and CEO Amended Agreement, Mr. Desaulniers is entitled to receive an annual base salary as well as an annual bonus of 50% of his annual base salary, subject to the attainment of certain objectives set by the Board of Directors. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2025, including (i) funding strategy to secure business continuity and to fund the start of the project (FID), (ii) health and safety performance by maintain and improving recordable incidents, and proactive security measures, and (iii) continuity of ongoing activities, including engagement with customers, employees engagements and cost management, the Board of Directors granted Mr. Desaulniers a bonus representing 45% of his annual base salary for fiscal year ended December 31, 2025. Mr. Desaulniers is also entitled to stock options, RSU, PSU and DSU that may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the President and CEO Amended Agreement by giving Mr. Desaulniers a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the President and CEO Amended Agreement is terminated following a change of control, Mr. Desaulniers shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary plus the average annualized bonus paid or reported during the compensation period, in lieu of notice, and an indemnity corresponding to the vacation accrued.

CHARLES-OLIVIER TARTE

The Corporation entered into an employment agreement with Mr. Charles-Olivier Tarte on March 30, 2018, pursuant to which the terms of his employment as Chief Financial Officer of the Corporation were confirmed and which were amended on December 8, 2025 (the “CFO Amended Agreement”). The CFO Amended Agreement provides for an indeterminate term. Pursuant to the CFO Amended Agreement, Mr. Tarte is entitled to receive an annual base salary as well as an annual bonus of 40% of his annual base salary, subject to the attainment of certain objectives set by the Board of Directors. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2025, including (i) funding strategy to secure business continuity and to fund the start of the project (FID), (ii) health and safety performance by maintain and improving recordable incidents, and proactive security measures, and (iii) continuity of ongoing activities, including engagement with customers, employees engagements and cost management, the Board of Directors granted Mr. Tarte a bonus representing 36% of his annual base salary for fiscal year ended December 31, 2025. Mr. Tarte is also entitled to stock options, RSU, PSU and DSU that may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the CFO Amended Agreement by giving Mr. Tarte a twelve- month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. In the event the CFO Amended Agreement is terminated following a change of control, Mr. Tarte shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary plus the average annualized bonus paid or reported during the compensation period, in lieu of notice, and an indemnity corresponding to the vacation accrued.

BERNARD PERRON

The Corporation entered into an employment agreement with Mr. Bernard Perron on January 9, 2022, pursuant to which the terms of his employment as Chief Operating Officer were confirmed and which were amended on December 8, 2025 (the “COO Amended Agreement”). The COO Amended Agreement provides for an indeterminate term. Pursuant to the COO Amended Agreement, Mr. Perron is entitled to receive an annual base salary as well as an annual bonus of 25% of his annual base salary, subject to the attainment of certain objectives set by the President and Chief Executive Officer. The Board of Directors may increase at its discretion this target bonus. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2025, including (i) funding strategy to secure business continuity and to fund the start of the project (FID), (ii) health and safety performance by maintain and improving recordable incidents, and proactive security measures, and (iii) continuity of ongoing activities, including engagement with customers, employees engagements and cost management, the Board of Directors granted Mr. Perron a bonus representing 36% of his annual base salary for fiscal year ended December 31, 2025. In addition, Mr. Perron is eligible for bonuses payable upon the achievement of significant milestones in the progress of major projects under his responsibility. These bonuses are paid as a lump sum based on amounts pre-determined in the COO Amended Agreement. Mr. Perron is also entitled to stock options, RSU, PSU and DSU that may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the COO Amended Agreement by giving Mr. Perron a twelve- month (12) written notice. In the event the COO Amended Agreement is terminated following a change of control, Mr. Perron shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary plus the average annualized bonus paid or reported during the compensation period, in lieu of notice, and an indemnity corresponding to the vacation accrued.

PATRICE BOULANGER

The Corporation entered into an employment agreement with Mr. Patrice Boulanger on September 12, 2019, under which the terms of his employment as Vice-President, Sales and Marketing of the Corporation were confirmed (the “Vice-President, Sales and Marketing Agreement”). The Vice-President, Sales and Marketing Agreement provides for an indeterminate term. Under the Vice-President, Sales and Marketing Agreement, Mr. Boulanger is entitled to receive an annual base salary, as well as an annual bonus of up to 25% of his base salary, subject to the achievement of certain objectives set by his immediate supervisor, and up to 50% of his base salary if the objectives are achieved exceptionally. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2025, including (i) the successful negotiation of strategic commercial agreements, including the revised offtake agreement with Panasonic Energy Co., Ltd. and the term sheets with the Government of Canada for supply of flake concentrate and marketing services, the Board of Directors granted Mr. Boulanger a bonus representing 25% of his annual base salary for fiscal year ended December 31, 2025. Mr. Boulanger is also entitled to stock options, RSU, PSU and DSU which may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the Vice-President, Sales and Marketing Agreement by giving Mr. Boulanger a six-month (6) written notice. If the Vice-President, Sales and Marketing Agreement is terminated as a result of a reverse takeover, Mr. Boulanger shall be entitled to receive a lump sum payment representing twice his full annual compensation, including benefits and perquisites.

JOSÉE GAGNON

The Corporation entered into an employment agreement with Ms. Josée Gagnon on September 6, 2022, under which the terms of her employment as Vice-President, Legal Affairs and Corporate Secretary of the Corporation were confirmed (the “Vice-President, Legal Affairs and Corporate Secretary Agreement”). The Vice-President, Legal Affairs and Corporate Secretary Agreement provides for an indeterminate term. Under the Vice-President, Legal Affairs and Corporate Secretary Agreement, Ms. Gagnon is entitled to receive an annual base salary, as well as an annual bonus of up to 25% of her base salary, subject to the achievement of certain objectives set by the Board of Directors. To reward the achievement of certain corporate, strategic and business objectives for the fiscal year ended December 31, 2025, including (i) funding strategy to secure business continuity and to fund the start of the project (FID), (ii) health and safety performance by maintain and improving recordable incidents, and proactive security measures, and (iii) continuity of ongoing activities, including engagement with customers, employees engagements and cost management, the Board of Directors granted Ms. Gagnon a bonus representing 25% of her annual base salary for fiscal year ended December 31, 2025. Ms. Gagnon is also entitled to stock options, RSU, PSU and DSU which may be granted, from time to time, by the Board of Directors under compensation plans.

The Corporation may terminate without a serious reason the Vice-President, Legal Affairs and Corporate Secretary Agreement by giving Ms. Gagnon a twelve-month (12) written notice. Similarly, any substantial alteration in working conditions warrants the same notice period. If the Vice-President, Legal Affairs and Corporate Secretary Agreement is terminated as a result of a reverse takeover, Ms. Gagnon shall be entitled to receive a lump sum representing twenty-four (24) months of her annual base salary and an indemnity corresponding to the vacation accrued.

DIRECTOR SUMMARY COMPENSATION TABLE

The following table details all compensation earned by the directors of the Corporation who are not a Named Executive Officer for the fiscal year ended December 31, 2025. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

TABLE OF COMPENSATION
Name and Position	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards (10) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Daniel Buron, Director(1)	170,942	N/A	55,971	N/A	N/A	N/A	226,913
Paola Farnesi, Director(2)	57,606	N/A	38,944	N/A	N/A	N/A	96,550
Arne H Frandsen, Director(3)	82,331	N/A	55,971	N/A	N/A	N/A	138,302
Édith Jacques, Director (4)	52,126	N/A	38,944	N/A	N/A	N/A	91,070
Stéphane Leblanc, Director(5)	115,584	N/A	34,982	N/A	N/A	N/A	150,566
Nathalie Pilon, Director (6)	126,325	N/A	45,476	N/A	N/A	N/A	171,801
James D. Scarlett, Director (7)	60,854	N/A	41,978	N/A	N/A	N/A	102,832
Chantal Sorel, Director(8)	97,440	N/A	31,484	N/A	N/A	N/A	128,924
Andrew Willis, Director(9)	42,956	N/A	31,484	N/A	N/A	N/A	74,440

Notes:

(1)	Mr. Buron is a director of the Corporation since September 2019.

(2)	Ms. Farnesi is a director of the Corporation since June 2025

(3)	Mr. Frandsen was a director of the Corporation until June 2025.

(4)	Ms. Jacques is a director of the Corporation since June 2025.

(5)	Mr. Leblanc is a director of the Corporation since September 12, 2024.

(6)	Ms. Pilon is a director of the Corporation since December 2020.

(7)	Mr. Scarlett was a director of the Corporation until June 2025.

(8)	Ms. Sorel is a director of the Corporation since December 16, 2024.

(9)	Mr. Willis was a director of the Corporation until June 2025.

(10)	The amounts provided in this column represent the dollar amount based on the fair value of the stock options granted to the Directors under the Omnibus Plan on the grant date for the covered fiscal year. Messrs. and Mses. Willis, Frandsen, Buron, Scarlett, Pilon, Leblanc, and Sorel were granted on April 1, 2025, 22,500 stock options, 40,000 stock options, 40,000 stock options, 30,000 stock options, 32,500 stock options, 25,000 stock options, 22,500 stock options, respectively. The grant date fair value of the awards was $1.40. Mses. Jacques and Farnesi were each granted on June 23, 2025, 25,000 stock options. The grant date fair value of the awards was $1.56. The fair value of the awards is the same as the fair value determined for accounting purposes. The values indicated in the table reflect the estimated fair value of the stock options on the date of grant. They do not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such stock options may be less, equal to zero or greater than the grant date fair value indicated in the table above. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The Black- Scholes method is used to estimate the grant date fair value of option-based awards because it is the most used share-based award pricing model and is considered to produce a reasonable estimate of fair value. The grant date fair value of the stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

Assumptions	April 1, 2025	June 23, 2025
Risk-Free Interest Rate	2.59%	2.96%
Expected Life (In Years)	5	5
Expected Volatility	80%	81%
Grant Date Fair Value ($)	1.40	1.56

Except for the President and Chief Executive Officer of the Corporation and effective as of April 1, 2021, the directors of the Corporation are each entitled to receive an annual US$50,000 compensation and the grant of stock options under the Omnibus Plan for their services to the Board of Directors and its Committees and their attendance at meetings of the Board of Directors and such Committees. The Chair and the Lead Director are entitled to receive an additional annual US$30,000 retainer for their services to the Board of Directors. The Chair of each of the Committees are also entitled to receive an annual compensation of US$15,000, except for the Chair of the Audit Committee who is entitled to receive an annual compensation of US$20,000. The members of each of the Committees are entitled to receive an annual compensation of US$10,000 for each Committee of which they are a member, except for members of the Audit Committee who receive an annual compensation of US$15,000. During the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025, a total of 212,500, 262,500 and 262,500 stock options were granted to the directors of the Corporation. The Board of Directors, on recommendation of the Human Resources Committee, determines the compensation of the directors.

The directors have received compensation for their attendance at meetings of the Board of Directors or at Committees during the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025.

Outstanding Share-Based Awards and Option-Based Awards

The following table lays out, for each of the directors of the Corporation who is not a Named Executive Officer, all awards outstanding as of the end of the fiscal year ended December 31, 2025. This table also includes awards granted before the most recent fiscal year of the Corporation. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Options-Based Awards					Share-Based Awards
Name and Position	Date of Issue or Grant (m/d/y)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date (m/d/y)	Value of Unexercised Vested in- the-Money Options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid out or Distributed ($)
Daniel Buron, Director	05/25/2021	40,000	16.84	05/24/2026	Nil	N/A	N/A	N/A
	03/28/2022	40,000	8.20	03/28/2027	Nil
	05/12/2023	40,000	4.77	05/12/2028	Nil
	04/01/2024	40,000	3.12	04/01/2029	4,600
	04/01/2025	40,000	2.14	04/01/2030	Nil
Arne H Frandsen, Director	05/25/2021	22,500	16.84	05/24/2026(2)	Nil	N/A	N/A	N/A
	03/28/2022	40,000	8.20	03/28/2027(2)	Nil
	05/12/2023	40,000	4.77	05/12/2028(2)	Nil
	04/01/2024	20,000	3.12	04/01/2029(2)	4,600
Nathalie Pilon, Director	05/25/2021	27,500	16.84	05/24/2026	Nil	N/A	N/A	N/A
	03/28/2022	30,000	8.20	03/28/2027	Nil
	05/12/2023	30,000	4.77	05/12/2028	Nil
	04/01/2024	30,000	3.12	04/01/2029	3,450
	04/01/2025	32,500	2.14	04/01/2030	Nil
James Scarlett, Director	05/25/2021	27,500	16.84	05/24/2026(2)	Nil	N/A	N/A	N/A
	03/28/2022	30,000	8.20	03/28/2027(2)	Nil
	05/12/2023	30,000	4.77	05/12/2028(2)	Nil
	04/01/2024	15,000	3.12	04/01/2029(2)	3,450
Andrew Willis, Director	05/25/2021	22,500	16.84	05/24/2026(2)	Nil	N/A	N/A	N/A
	03/28/2022	22,500	8.20	03/28/2027(2)	Nil
	05/12/2023	22,500	4.77	05/12/2028(2)	Nil
	04/01/2024	11,250	3.12	04/01/2029(2)	2,588
Stéphane Leblanc, Director	09/20/2024	25,000	1.90	09/20/2029	18,125	N/A	N/A	N/A
	04/01/2025	25,000	2.14	04/01/2030	Nil
Chantal Sorel, Director	12/20/2024	25,000	2.33	12/19/2029	12,750	N/A	N/A	N/A
	04/01/2025	22,500	2.14	04/01/2030	Nil
Paola Farnesi, Director	06/23/2025	25,000	2.36	06/23/2030	Nil	N/A	N/A	N/A
Edith Jacques, Director	06/23/2025	25,000	2.36	06/23/2030	Nil	N/A	N/A	N/A

Notes:

(1)	The value of the unexercised vested in-the-money options at fiscal year-end represents the difference between the closing price of the Common Shares on the TSX as of December 31, 2025 ($3.35) and the respective exercise price of the stock options. This value has not been, and may never be, realized. The actual gain, if any, will depend on the stock price on the dates, if any, on which the stock options are exercised.

(2)	Since the director resigned as of June 17, 2025, in accordance with the Omnibus Plan, the unvested stock options as of the resignation date were forfeited, and the remaining options will expire on the earlier of the Expiry Date and one year after the resignation date (06/17/2026).

Value Vested or Earned During the Year

The following table lays out, for each of the directors of the Corporation who is not a Named Executive Officer, the value vested of all awards as well as the value earned during the fiscal year ended December 31, 2025. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

Name and Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephanie Anderson, Director	N/A	N/A	N/A
Daniel Buron, Director	N/A	N/A	N/A
Arne H Frandsen, Director	N/A	N/A	N/A
Jürgen Köhler, Director	N/A	N/A	N/A
Nathalie Pilon, Director	N/A	N/A	N/A
James Scarlett, Director	N/A	N/A	N/A
Andrew Willis, Director	N/A	N/A	N/A
Stéphane Leblanc, Director	14,625	N/A	N/A
Chantal Sorel, Director	14,125	N/A	N/A

Note:

(1)	The value of the vested options at fiscal year-end represents the aggregate dollar value that would have been realized if the stock options had been exercised on their respective vesting dates, based on the difference between the market (closing) price of the Common Shares on the date of vesting and the exercise price payable in order to exercise the stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

During the fiscal year ended December 31, 2025, the only compensation plan of the Corporation under which securities were authorized for issuance was the Omnibus Plan. The following table summarizes information relating to the Common Shares reserved for issuance under the Omnibus Plan as of December 31, 2025.

EQUITY COMPENSATION PLAN INFORMATION
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights(4)		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1) (2)	8,282,750	(3)	$4.59	(3)	15,831,481	(5)
Equity compensation plans not approved by securityholders	N/A		N/A		N/A
Total	8,282,750	(3)	$4.59	(3)	15,831,481	(5)

Notes:

(1)	The only equity compensation plan approved by the securityholders of the Corporation is the Omnibus Plan, and do not include Warrants issued in the course of private placements by the Corporation.

(2)	Includes outstanding options and share-settle RSUs and PSUs.

(3)	This number is provided as of December 31, 2025.

(4)	The weighted-average exercise price relates only to options granted under this plan.

(5)	This number is provided as of December 31, 2025. The Omnibus Plan provides that the Corporation may grant (i) stock options to purchase a maximum number of Common Shares corresponding to 7.5% of the number of issued and outstanding Common Shares from time to time and (ii) RSU, PSU and DSU corresponding to 7.5% of the number of issued and outstanding Commons Shares from time to time.

OMNIBUS PLAN

On June 17, 2025, the Shareholders adopted the Omnibus Plan which replaced the former option plan. All awards under the previous option plan are now governed by the Omnibus Plan and remain in force in accordance with their existing terms. At such June 17, 2025 meeting, an amending resolution was presented and adopted to reflect a revised version of the Omnibus Plan, the terms of which are summarized below.

Under the Omnibus Plan, a maximum of 15% of the issued Common Shares being outstanding from time to time shall be reserved for the grant of awards. The Omnibus Plan is a rolling plan, under which 15% of the outstanding Common Shares at any given time are available for issuance. The Omnibus Plan provides that the total number of Common Shares that may be issued upon the exercise or settlement of options shall not exceed 7.5% of the Corporation's total issued and outstanding Common Shares from time to time, and that the total number of Common Shares that may be issued upon the exercise or settlement of RSUs (as defined below), DSUs (as defined below) and PSUs (as defined below) is also limited to 7.5% of the Corporation's total issued and outstanding Common Shares from time to time.

For the purposes of the Omnibus Plan description, capitalized terms used herein that are not otherwise defined shall have the meanings ascribed in the Omnibus Plan. The following information is intended to be a brief description and summary of the material features of the Omnibus Plan, which is qualified in its entirety by reference to the text of the Omnibus Plan. Any defined terms used but not defined herein shall have the meaning ascribed to them in the Omnibus Plan.

The principal terms of the Omnibus Plan are as follows:

1.	A maximum of 15% of the issued Common Shares in the capital of the Corporation being outstanding from time to time is reserved for the grant of awards pursuant to the Omnibus Plan. Subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), the total number of Common Shares that may be issued upon the exercise or settlement of options shall not exceed 7.5% of the Corporation's total issued and outstanding Common Shares from time to time, and the total number of Common Shares that may be issued upon the exercise or settlement of RSUs, DSUs and PSUs is also limited to 7.5% of the Corporation's total issued and outstanding Common Shares from time to time.

2.	The Omnibus Plan shall be administered and interpreted by the Board of Directors or, if the Board of Directors by resolution so decides, by a committee appointed by the Board of Directors. The Board of Directors may delegate to a committee of the Board of Directors the authority to perform such functions, in whole or in part. Any such delegation may be revoked at any time at the sole discretion of the Board of Directors. The interpretation, administration, construction and application of the Omnibus Plan shall be final and binding on the Corporation, its subsidiaries and all Participants.

3.	In respect of a grant of options, RSUs, DSUs and PSUs, any director, executive officer, employee, management company employee or consultant of the Corporation or any of its subsidiaries are eligible to participate in the Omnibus Plan. Notwithstanding anything in the Omnibus Plan, the aggregate number of Common Shares (a) issuable to insiders at any time under all of the Corporation's security-based compensation arrangements shall not exceed 7.5% of the Corporation's total issued and outstanding Common Shares; and (b) issued to insiders within any one-year period, under all of the Corporation's security-based compensation arrangements, shall not exceed 7.5% of the Corporation's total issued and outstanding Common Shares.

4.	Awards of options, RSUs, DSUs and PSUs may be made under the Omnibus Plan. All awards are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board of Directors, in their sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an award agreement. Subject to prior acceptance of the TSX, the Board of Directors may, from time to time, grant other share-based awards to any Participant. The Board of Directors may accelerate the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law.

5.	An option entitles a Participant to acquire a designated number of Common Shares from the treasury at the Option Price, subject to the provisions in the Omnibus Plan. The Board of Directors shall, from time to time by resolution, in its sole discretion, (i) designate the eligible Participants who may receive options, (ii) fix the number of options to be granted to each Participant and the date or dates on which such options shall be granted, and (iii) determine the Option Price and the relevant vesting provisions (including performance criteria, if applicable) and the Option Term, subject to the terms and conditions prescribed in the Omnibus Plan or in any Option Agreement and any applicable rules of the TSX.

6.	The Option Price shall be determined and approved by the Board of Directors when such option is granted but shall not be less than the Market Price of such Common Shares at the time of the grant. “Market Price” at any date in respect of the Common Shares shall be determined as follows: (a) if the Common Shares are then listed on the TSX, the volume weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such date; (b) if the Common Shares are not so listed on an established stock exchange, the average of the closing “bid” and “asked” prices quoted by the OTC Markets, the National Quotation Bureau, or any comparable reporting service on such date or, if there are no quoted “bid” and “asked” prices on such date, on the next preceding date for which there are such quotes for a Common Share; and (c) if the Common Shares are not publicly traded as of such date, the per share value of one Common Share, as determined by the Board of Directors, by applying principles of valuation with respect thereto.

7.	The Board of Directors shall determine, at the time of granting the particular option, the period during which the option is exercisable, which shall not be more than 10 years from the date the option is granted (the “Option Term”). Unless otherwise determined by the Board of Directors, all unexercised options shall be cancelled at the expiry of such options. Options shall be evidenced by an Option Agreement.

8.	A Restricted Share Unit (“RSU”) is an award in the nature of a bonus for services rendered, or for future services to be rendered, the vesting of which is based on the passage of time during continued employment or other service relationship. A Performance Share Unit (“PSU”) is an award in the nature of a bonus for services rendered, or for future services to be rendered, the vesting of which is based on the achievement of specified performance criteria. Upon settlement, each RSU or PSU entitles the recipient Participant to receive (i) one Common Share, (ii) the cash equivalent of one Common Share calculated by multiplying the number of RSUs or PSUs by the Market Price per Common Share, or (iii) any combination of the foregoing.

9.	Subject to the discretion of the Board of Directors, RSUs will generally vest in their entirety on the third anniversary of the date of grant and no settlement date for any RSU shall occur any later than the final Business Day of the third calendar year following the year in which the RSU is granted. The PSUs vest on performance criteria, and the Board of Directors shall have sole discretion to determine if any performance criteria and/or other vesting conditions with respect to a PSU have been met. RSUs and PSUs shall be evidenced by an RSU agreement or PSU agreement, as applicable.

10.	A Deferred Share Unit (“DSU”) is an award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire Common Shares, unless such DSU expires prior to being settled. DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director, officer, consultant or employee of the Corporation for any reason, including termination of employment or consulting services, retirement or death. Upon settlement, each DSU entitles the recipient Participant to receive (i) one Common Share, (ii) the cash equivalent of one Common Share calculated by multiplying the number of DSUs by the Market Price per Common Share, or (iii) any combination of the foregoing. DSU grants shall be evidenced by a DSU agreement.

11.	Unless otherwise determined by the Board of Directors and set forth in the particular Award Agreement, DSUs, PSUs and RSUs (as applicable) shall be credited with Dividend Equivalents in the form of additional DSUs, PSUs or RSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares.

12.	Upon a Participant ceasing to be an eligible Participant for Cause (which includes, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's codes of conduct) or as a result of resignation, all vested and unvested awards shall terminate automatically and become void immediately. Upon termination without Cause, unvested awards terminate immediately and vested awards remain exercisable until the earlier of (i) the expiry date or (ii) one year after the Termination Date, unless otherwise determined by the Board of Directors. No awards shall vest following the date a Participant ceases to be eligible, unless otherwise approved by the Board of Directors.

13.	Upon retirement, unvested awards shall continue to vest in accordance with their terms and may be exercised or surrendered until the earlier of (i) the expiry date; and (ii) the first anniversary of the Participant's date of retirement. If the Participant subsequently commences employment or service with a competitor of the Corporation or any of its subsidiaries (the “Commencement Date”), any unexercised awards shall be immediately forfeited and cancelled as of the Commencement Date.

14.	Upon disability, unvested awards shall continue to vest and may be exercised or surrendered until the earlier of (i) the expiry date; and (ii) the first anniversary of the Participant's date of disability. Upon death, all unvested awards shall immediately vest and may be exercised or surrendered until the earlier of (i) the expiry date; and (ii) the first anniversary of the date of death. The entitlement to make a claim by heirs/administrators must not exceed one year from the Participant's death.

15.	Upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, the Board of Directors may determine, at its sole discretion but subject to applicable laws, that such Participant's participation in the Omnibus Plan shall be terminated, provided that all vested options in the Participant's account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board of Directors at its sole discretion.

16.	Except as may be set forth in an employment agreement, award agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, the Board of Directors may, without the consent of any Participant, take such steps as it deems necessary or desirable upon a Change in Control, including to cause (i) the conversion or exchange of any outstanding awards into or for rights or other securities of substantially equivalent value in any entity participating in or resulting from a Change in Control, (ii) outstanding awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an award to lapse, in whole or in part prior to or upon consummation of such Change in Control, (iii) the termination of an award in exchange for an amount of cash and/or property equal to the amount that would have been attained upon the exercise or settlement of such award, (iv) the replacement of such award with other rights or property selected by the Board of Directors, or (v) any combination of the foregoing, in each case subject to prior acceptance by the TSX where applicable. In taking any of the actions permitted hereunder, the Board of Directors will not be required to treat all awards similarly in the transaction. “Change in Control” is defined in the Omnibus Plan.

17.	To the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards or under the Omnibus Plan whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect.

18.	The Board of Directors may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Omnibus Plan or any awards granted pursuant to the Omnibus Plan, provided that no such amendment may materially impair any rights of a Participant or materially increase any obligations of a Participant without the consent of the Participant, unless the Board of Directors determines such adjustment is required or desirable in order to comply with any applicable securities laws or TSX requirements.

19.	The Board of Directors shall be required to obtain shareholder approval to make the following amendments: (a) a reduction in the exercise price or purchase price under an Award benefiting an Insider of the Corporation; (b) an extension of the term under an Award benefiting an Insider of the Corporation; (c) any amendment to remove or to exceed the insider participation limit as described in the Omnibus Plan; (d) an increase to the maximum number of Common Shares issuable, either as a fixed number or a fixed percentage of the Corporation's outstanding capital represented by such Common Shares; and (e) amendments to an amending provision of the Omnibus Plan.

20.	Without limitation, the Board of Directors may, without Shareholder approval, at any time or from time to time amend the Omnibus Plan or any Awards for the purposes of, among other things: (a) making any amendments to the general vesting provisions of each Award; (b) making any amendments to add covenants of the Corporation for the protection of Participants; (c) making any amendments not inconsistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which it may be expedient to make, including amendments that are desirable as a result of changes in law; or (d) making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Burn Rate

The following table provides the annual burn rate associated with the Omnibus Plan for each of the Corporation’s three most recent financial years ended December 31, 2025, 2024 and 2023:

Equity Compensation Plan	Financial Year Ended December 31,	Number of Securities Granted under the Plan(1)	Weighted Average Number of Securities Outstanding(2)	Annual Burn Rate(3)
	2025	2,052,500	154,028,152	1.33%
Omnibus Plan	2024	4,317,500	103,131,374	4.19%
	2023	2,088,548	60,089,151	3.48%

Notes:

1.	Corresponds to the number of dilutive securities granted under the Omnibus Plan in the applicable financial year.

2.	The weighted average number of securities outstanding during the period corresponds to the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor.

3.	The annual burn rate percentage corresponds to the number of dilutive securities granted under the Omnibus Plan divided by the weighted average number of securities outstanding.

INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

As of the date of the Circular, no one who is or has ever been executive officer, director, proposed nominee for election as a director, and each associate of any such persons, or employee, former or present, of the Corporation or any of its subsidiaries was indebted to the Corporation or any of its subsidiaries or to another entity where the indebtedness was subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

K. CORPORATE GOVERNANCE

GENERAL COMMENT

Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“Regulation 58-101”) and Policy 3.1 – Directors, Officers, Other Insiders & Personnel and Corporate Governance of the Exchange Corporate Finance Manual set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in the prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices provided as of the date of the Circular.

CORPORATE GOVERNANCE

Strong and transparent corporate governance practices are important factors in the overall success of the Corporation. The Corporation commits to adopting and adhering to the highest standards in corporate governance and complies with all applicable rules to Canadian reporting issuers with the securities listed on the TSX, including with Regulation 58-101 (the “CSA Disclosure Instrument”) and Policy Statement 58-201 to Corporate Governance Guidelines (the “CSA Governance Policy”). The Corporation believes that its corporate governance practices meet the requirements of the CSA Disclosure Instrument and the CSA Governance Policy, as reflected in the disclosure made hereunder.

The Corporation revises its corporate governance policies on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.

BOARD OF DIRECTORS

Regulation 58-101 defines an independent director as a director who has no direct or indirect material relationship with the issuer. A “material relationship” is defined as a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with such member’s independent judgment.

The Board of Directors is currently comprised of seven (7) directors, six (6) of whom are independent within the meaning of Regulation 58-101. The independent director nominees of the Corporation are Daniel Buron, Paola Farnesi, Édith Jacques, Hubert T. Lacroix, Stéphane Leblanc, Nathalie Pilon and Chantal Sorel. As a result, the majority of the directors of the Corporation are independent.

The following table indicates the status of each director in terms of independence as at the date in this Circular.

ISSUER
NAME OF DIRECTOR	INDEPENDENT	NON- INDEPENDENT	REASON FOR NON-INDEPENDENCE
Daniel Buron	X
Eric Desaulniers		X	Eric Desaulniers, President and Chief Executive Officer of the Corporation, is not considered an independent director, within the meaning of Regulation 58-101, as a result of his position as executive officer of the Corporation.
Paola Farnesi	X
Édith Jacques	X
Stéphane Leblanc	X
Nathalie Pilon	X
Chantal Sorel	X

To promote free discussion between the independent directors, at any time, any director may request that a meeting of the Board of Directors or any of its committee be held without management present. The independent directors meet regularly after each meeting of the Board of Directors. During fiscal year ended December 31, 2025, the Board of Directors met without representatives of management on six (6) separate occasions.

On the date hereof, Mr. Daniel Buron holds the office of Chairman of the Board of Directors and is an independent director of the Corporation within the meaning of Regulation 58-101. The Chairman is appointed by the Board of Directors, that has adopted a mandate for the Chairman, available on the Corporation’s website at www.nmg.com. The Chairman leads the Board of Directors in all aspects of its work and is responsible to effectively manage the affairs of the Board of Directors, in accordance with the Charter of the Board of Directors and ensures that the Board of Directors is properly organized and functions efficiently.

The Corporation has implemented adequate structures and processes which permit the Board of Directors to provide leadership to the independent directors of the Corporation and to allow the Board of Directors to function independently of the management of the Corporation. Mr. Daniel Buron, as Chairman of the Board of Directors, supports and promotes independent leadership of the Board of Directors with respect to the governance of the Corporation, by ensuring that the Board of Directors is composed of a majority of independent directors.

Attendance Record

The following table summarizes the attendance of individual directors at meetings of the Board of Directors and its Committees held during the fiscal year ended December 31, 2025. Directors are expected to attend all meetings and each director generally attends all meetings, subject to occasional scheduling conflicts.

	Board of Directors (6 meetings)	Audit Committee (5 meetings)	Human Resources Committee (8 meetings)	ESG Committee (4 meetings)	Governance Committee (2 meetings)	Projects and Development Committee (14 meetings)	Total Attendance
NAME OF DIRECTOR	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER	NUMBER (%)
Daniel Buron	6/6	5/5	8/8	N/A	2/2	N/A	21/21 (100%)
Eric Desaulniers	6/6	N/A	N/A	N/A	N/A	N/A	6/6 (100%)
Paola Farnesi (1)	3/3	3/3	N/A	2/2	N/A	N/A	8/8 (100%)
Édith Jacques (2)	3/3	N/A	4/4	N/A	1/1	N/A	8/8 (100%)
Stéphane Leblanc (3)	6/6	4/5	N/A	2/2	N/A	14/14	26/27 (96%)
Nathalie Pilon (4)	6/6	N/A	4/4	N/A	1/1	13/14	24/25 (96%)
Chantal Sorel (5)	6/6	N/A	N/A	2/2	N/A	11/11	19/19 (100%)

Notes:

(1)	Ms. Farnesi joined the Board of Directors in June 2025.

(2)	Ms. Jacques joined the Board of Directors in June 2025.

(3)	Mr. Leblanc joined the ESG Committee in June 2025.

(4)	Ms. Pilon joined the Human Resources Committee and the Governance Committee in June 2025

(5)	Ms. Sorel joined the ESG Committee and the Projects and Development Committee in June 2025

BOARD CHARTER

The Board of Directors must promote the viability of the Corporation and value creation, require that the management of the Corporation be in the best interests of the Corporation and of its Shareholders, while taking into account the interests of other stakeholders. Furthermore, it shall promote the constant improvement of the performance of the Corporation and thus ensure its continuous development. The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board of Directors oversees the management of the affairs of the Corporation. The Board of Directors is responsible for the good governance of the Corporation and to this end must ensure an efficient allocation of the resources and have the power to report it.

The charter of the Board of Directors is attached to this Circular as Schedule “G” and is available on the Corporation’s website at www.nmg.com. Under its charter, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to its Committees and to engage outside advisers, at the Corporation’s expense, where, in its view, additional expertise or advice is required. As part of its stewardship responsibility, the Board of Directors overseas management on significant business issues and has, among others, responsibilities for strategic planning, maintaining a culture of integrity within the Corporation, overseeing the Corporation’s operations, evaluation and succession planning, and overseeing the Corporation’s continuous and timely disclosure.

POSITION DESCRIPTIONS

The Board of Directors has developed a written position description for the Chair of the Board of Directors. See the section “Board of Directors” in this Circular for more information about the mandates of the Chair of the Board of Directors. The Board of Directors has removed the Lead Director position as it was no longer required. The Board of Directors has not developed a written position description for the chair of each Committee. However, the Board of Directors has created a written charter for each of the Committees from which the chairs of such Committees delineate their roles and responsibilities.

Currently, there is no detailed written description for the position of President and Chief Executive Officer of the Corporation. The Board of Directors considers that his role and responsibilities are to ensure that the Corporation’s strategic direction is followed, the business of the Corporation is properly conducted, and adequate leadership is exercised throughout the organization. Its description is otherwise developed and defined with the assistance of the Board of Directors.

ORIENTATION AND CONTINUING EDUCATION

All new directors should understand the role of the Board of Directors, its Committees and the directors and the nature and operation of the Corporation’s business and as such, management will provide new directors with a general information record on the Corporation, the opportunity to meet with executive management and operational personnel and the opportunity to visit the Corporation’s facilities to become familiar with its business and operations.

New directors shall be provided with an orientation that includes: (i) written information about the business and operations of the Corporation; (ii) documents from recent Board of Directors’ meetings; and (iii) opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director shall be tailored to that director’s individual needs and areas of interest.

The Board of Directors does not currently provide any formal continuing education but does encourage directors to individually and as a group keep themselves informed on evolving corporate governance and legal issues. Directors of the Corporation are individually responsible for updating their skills as required to meet their obligations as directors. In addition, directors are encouraged to pursue continuing education to support their role as directors. Presentations by management and the Corporation’s advisors are also organized, as needed, to provide ongoing director education.

ETHICAL BUSINESS CONDUCT

Sound, ethical business practices are fundamental to the Corporation’s business. The Corporation has a Code of Conduct (the “Code of Conduct”) and ancillary policies related to ethical business practices, including among others, an Anti-Corruption and Anti-Bribery Policy, Human Rights Policy, Supplier Code of Conduct and Responsible Procurement Policy (collectively with the Code of Conduct, the “Business Conduct Policies”). The Business Conduct Policies apply to the Corporation’s Directors and officers, employees and independent contractors and require strict compliance with legal requirements and sets the Corporation’s standards for ethical business conduct. These Business Conduct Policies may be consulted on the Corporation’s website at www.nmg.com, and, in the case of the Code of Conduct, on the Corporation’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Code of Conduct has been provided to all directors, officers and employees, who must in return provide the Corporation with written acknowledgement that they have reviewed and will comply with it. The Code of Conduct enhances and clarifies the Corporation’s ethical expectations and covers important topics, such as record keeping and control systems, employee relations, use of the Corporation’s assets and property, conflicts of interest, gifts, benefits and entertainment, fraud and bribery, political involvement, communications with the media and members of the public, confidentiality and misuse of undisclosed material information, and relations with agents, consultants and service providers. In particular, it provides that directors (i) should avoid outside financial interests that might influence their corporate decisions or actions and should not engage in such activities or transactions where the activity or transaction may be detrimental to the Corporation or where the activity may be in conflict with the proper discharge of their duties to the Corporation, (ii) cannot divert to themselves or an affiliated person a business opportunity that the Corporation is pursuing and (iii) must not assist others in their dealings with the Corporation if this may result in preferential treatment. Furthermore, in accordance with applicable law, when a conflict of interest involving a director arises, the director has the obligation to disclose such conflict of interest and abstain from voting on the matter.

The Corporation has also implemented the Whistleblower Policy, which provides procedures for anyone who believes that a violation of the Business Conduct Policies has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally by speaking to a direct supervisor, management, or the Talent and Culture or Legal Department. Complaints can also be made anonymously through an ethics hotline, that can be used via a 24/7 phone service or via a website. The Vice-President, Legal Affairs and Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures. The Audit Committee is responsible for monitoring compliance with the Code of Conduct and other applicable policies, by investigating reports made under the Code of Conduct and other applicable policies and making appropriate recommendations to the Board of Directors.

The Board of Directors believes that providing a procedure for employees to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Corporation.

NOMINATION OF DIRECTORS

The Board of Directors, on recommendation of the Governance Committee, designates new candidates for the position of director of the Corporation.

The Governance Committee seeks to attract high-quality directors. In assessing potential candidates, the Governance Committee considers their merit based on a balance of skills, abilities, personal qualities, educational qualifications, and professional experience. Moreover, the Corporation recognizes that a diverse and inclusive environment that values the diversity of thought, background, skills, and experience facilitates a broader exchange of perspectives and improves oversight, decision-making and governance in the best interests of the Corporation. Diversity enriches discussions and better reflects the Corporation’s relationship with its employees, Shareholders, business partners and other stakeholders. Hence, the Governance Committee also takes into account diversity criteria reflecting the communities the Corporation serves and in which it operates, including diversity in gender, age, ethnicity, race, physical ability, religion, sexual orientation, gender identification and geographic areas, while recognizing that the Board of Directors is comprised of a limited number of individuals. The Board of Directors has adopted and implemented a Diversity Policy for the Board of Directors, which is available on the Corporation’s website at www.nmg.com, as it strives to progressively increase diversity representation at the Board of Directors.

The Board of Directors carefully reviews and assesses the professional skills and abilities, the personality and other qualifications of each candidate, including the time and energy that the candidate is able to devote to this task as well as the contribution that he or she can make to the Board of Directors.

Prior to nominating or appointing individuals as directors, the Board of Directors shall:

»	together with the Chair of the Board of Directors, monitor the size and composition of the Board of Directors and its Committees to ensure effective decision-making;

»	consider the appropriate skills and competencies required of the Board of Directors as a whole, taking into consideration the Board of Directors’ short-term needs and long-term succession plans and assess what competencies and skills each existing director possesses; and

»	develop, and periodically update, a long-term plan for the Board of Directors’ composition that takes into consideration the characteristics of independence, age, skills, experience, and availability of service to the Corporation of its members, as well as the opportunities, risks, and strategic direction of the Corporation.

The Board of Directors has the final say as to which nominees are nominated for election by the Shareholders.

The Governance Committee is composed of the three (3) following members: Daniel Buron (Chair), Édith Jacques, and Nathalie Pilon. All members are considered independent under the standards set forth under Regulation 52-110. The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Governance Committee to function independently of management of the Corporation. For instance, at every regularly scheduled meeting of the Governance Committee, there is a private session where the members of management are not present. The responsibilities of the Governance Committee with regards to matters that are specific to the nomination of directors are the following:

»	identifying and recommending to the Board of Directors qualified candidates to nominate for the Board of Directors and the Committees;

»	periodically reviewing and making recommendations to the Board of Directors regarding the size, composition and role of the Board of Directors and the Committees (including the type of committees to be established) and the methods by which the Board of Directors, Committees and individual directors fulfill their duties and responsibilities;

»	creating and maintaining a list of the skills and competencies necessary and desirable for the Board of Directors as a whole and the Committees, and tracking the skills and competencies of existing members of the Board of Directors relative to such list;

»	recommending to the Board of Directors evaluation criteria for prospective candidates for the Board of Directors, considering criteria that promote gender balance and diversity, including with regards to national origin, ethnicity, indigenous peoples, members of visible minorities, persons with disabilities and other considerations;

»	annually reviewing the qualifications of each director to serve on the Board of Directors and any Committees;

»	Reviewing and maintaining an orientation plan and development program for directors to ensure that each new director fully understands the Corporation's governance structure, the role of the Board of Directors and of the Committees, the expectations in respect of individual performance and contribution, and the Corporation’s operations and working environment; and

»	developing and reviewing a renewal plan for the Board of Directors and the Committees.

In addition, the Governance Committee assists the Board of Directors with the development, implementation and assessment of effective corporate governance principles and compliance with laws and regulations applicable to its business. In particular, the Governance Committee is responsible for (i) providing general guidance and oversight to the Corporation regarding matters of corporate governance, (ii) reviewing the Corporation’s approach to governance issues, and recommending to the Board of Directors, where required, changes to the Corporation's corporate governance guidelines or other related policies, (iii) assisting the Board of Directors, as required, in interpreting and applying corporate governance policies and processes, (iv) reviewing the Corporation’s Code of Conduct and recommending any necessary or appropriate changes to the Board of Directors, (v) to the extent permitted by law, considering waivers of the Corporation’s Code of Conduct, and if appropriate, granting any such waivers, (vi) reviewing the charter of the Board of Directors, and the mandates of the Board Chair and Lead Director, and recommending any necessary and appropriate changes to the Board of Directors, (vii) reviewing the Corporation’s disclosure and insider trading policies and recommending any necessary and appropriate changes to the Board of Directors, (viii) annually reviewing and recommending to the Board of Directors the disclosure of the Corporation’s corporate governance practices to be made in the management information circular prepared in connection with the annual meeting of shareholders, (ix) providing recommendations to the Board of Directors regarding any shareholder proposals required by law to be included in the Corporation’s management information circular, as applicable, and (x) undertaking on behalf of the Board of Directors such other corporate governance initiatives as may be necessary or advisable to enable the Board of Directors to provide effective corporate governance for the Corporation.

The Board of Directors ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board of Directors that are necessary to provide effective stewardship for the Corporation. The following table exemplifies the current skills and experience that each nominee possesses.

REPORTING OF DIRECTORS’ SKILLS / EXPERIENCE
Skills and Experience	Daniel Buron	Eric Desaulniers	Paola Farnesi	Édith Jacques	Stéphane Leblanc	Nathalie Pilon	Chantal Sorel	Hubert T. Lacroix
Financial Literacy(1)	X	X	X	X	X	X	X	X
Risk Management(2)	X	X	X		X	X	X	X
Corporate Finance/Merger and acquisition(3)	X	X	X	X	X	X	X	X
Mining/Technical(4)		X			X		X
Government Relations(5)		X			X			X
Corporate Governance(6)	X	X	X	X	X	X	X	X
Human Resources(7)	X	X	X	X	X	X	X	X
ESG/Sustainability(8)		X	X	X	X	X	X	X
Business Leadership(9)	X	X	X	X	X	X	X	X
Strategy Development/ Implementation(10)	X	X	X	X	X	X	X	X
Legal(11)				X				X
Information Technology/Operational Technology/Cybersecurity(12)	X
International(13)	X	X	X	X	X	X	X	X

Notes:

(1)	Financial Literacy: Understanding of: (i) financial statements; (ii) financial controls and measures; and (iv) financing options.

(2)	Risk Management: Knowledge and experience in the field of risk management, in general, and as it relates to the mining industry in particular.

(3)	Corporate Finance/Mergers and Acquisitions: Understanding of: (i) capital markets transactions; (ii) complexity of integration post- business continuation; and (iii) general legal requirements in mergers & acquisitions.

(4)	Mining/Technical: Understanding of: (i) exploration activities; (ii) mine operations, including risks/ challenges/ opportunities; (iii) ability to have knowledge of construction/ development/ planning/ scheduling/ monitoring of construction/ contract administration/ forecasting; and (iv) understanding of marketing of minerals.

(5)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policymaking, lobbying, etc.).

(6)	Corporate Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

(7)	Human Resources: Ability to: (i) review management structure; (ii) develop/assess/monitor compensation packages (salary, benefits, long- term and short-term incentives); and (iii) understand how to motivate people.

(8)	ESG/Sustainability: Ability to: (i) understand and evaluate environmental risks and mitigation of such risks, (ii) understand and prioritize all social aspects including community relations, employees, health and safety, First Nations, and (iii) understand and foster sustainable development of the Corporation.

(9)	Business Leadership: Ability to provide effective oversight and guidance to senior executives of the Corporation.

(10)	Strategy Development/Implementation: Ability to apply/generate strategic thinking of relevance to the Corporation.

(11)	Legal: Experience as a current or former senior lawyer in corporate/securities/merger & acquisitions law or relevant legal experience.

(12)	Information Technology/Operational Technology/Cybersecurity: Understanding of (i) current and future technology trends in the mining industry (e.g., asset cybersecurity, artificial intelligence, etc.); and (ii) digital innovation and initiatives (e.g., automation, robotics and operational hardware).

(13)	International: Understanding of international markets and dynamics.

COMPENSATION

The Board of Directors, on recommendation of the Human Resources Committee, determines the compensation of the Corporation’s directors and officers.

The Human Resources Committee is composed of the three (3) following members: Nathalie Pilon (Chair), Daniel Buron and Édith Jacques. All members are considered independent under the standards set forth under Regulation 52-110. The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Human Resources Committee to function independently of management of the Corporation. For instance, at every regularly scheduled meeting of the Human Resources Committee, there is a private session where the members of management are not present. The Human Resources Committee has an important recommendation role for the Board of Directors on matters such as the performance evaluation of the President and Chief Executive Officer, the management and the directors of the Corporation, and the evaluation of their compensation. The Human Resources Committee plays a critical role in the oversight and governance of the executive compensation policies and programs of the Corporation. It also has an important recommendation role for the Board of Directors on matters such as management and human resources. The Human Resources Committee is responsible, with regards to matters that are specific to executive compensation, for the following:

»	Overseeing the Corporation’s overall compensation philosophy as presented by management;

»	Overseeing matters related to executive officers, including named executive officers, and directors’ compensation; and

»	Reviewing directors’, executive officers’, and named executive officers’ compensation disclosure before the Corporation publicly discloses this information.

For details regarding the process of determining compensation paid to Named Executive Officers of the Corporation, including the Chief Executive Officer, see the section “Oversight and Description of Named Executive Officer and Director Compensation – Named Executive Officers – Compensation Discussion and Analysis” in this Circular.

OTHER BOARD COMMITTEES

In addition to the Human Resources Committee and the Governance Committee, the Board of Directors has established the Audit Committee, the Projects and Development Committee and the ESG Committee.

The following is a description of these Committees:

Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the integrity of the financial statements, the financial reporting process and related information; (ii) the independence, qualifications, appointment, and performance of the external auditor; (iii) compliance with applicable legal and regulatory requirements; (iv) disclosure, internal controls and internal audit procedures; and (v) risk management processes. In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board of Directors, concerning accounting and auditing matters.

The members of Audit Committee are Paola Farnesi (Chair), Daniel Buron, and Stéphane Leblanc.

ESG Committee

One of the Corporation’s core values is to protect the occupational health and safety of its employees and contractors, suppliers and visitors. To this end, the purpose of the ESG Committee is to assist the Board of Directors with oversight of the Corporation’s ESG matters, as well as health and safety, well-being, and sustainability management systems, policies, and programs. While the Committee has primary oversight responsibility with respect to ESG matters, the Committee will refer to other Committees of the Board of Directors specific subject matters that are within the purview of those Committees, such as corporate governance and human resources matters. In particular, the ESG Committee is responsible for (i) reviewing and monitoring the health, safety and well-being policies and activities of the Corporation to ensure compliance with applicable laws, regulations, policies and practices as they relate to the Corporation’s employees and (ii) recommending to the Board of Directors for approval, as necessary, and review periodically the Corporation’s plans, initiatives, policies, standards, procedures, processes, systems and programs with respect to ESG, including sustainability, tailings management, water stewardship, climate risks and opportunities, site restoration, biodiversity, social responsibility, community and Indigenous Peoples relations. In addition, the ESG Committee assists the Board of Directors with overseeing the Corporation's DEI strategies, policies, programs, and targets to strengthen the Corporation’s values, performance and ESG alignment.

The members of the ESG Committee are Chantal Sorel (Chair), Paola Farnesi, and Stéphane Leblanc.

Projects and Development Committee

The purpose of the Projects and Development Committee is to provide corporate direction to and monitor and review the development and construction plans related to the Matawinie Mine and the Bécancour Battery Material Plant projects, and to assist the Board of Directors in overseeing the Corporation’s development of both these projects. In particular, the Projects and Development Committee (i) meets with management on a regular basis and obtains progress updates regarding the Corporation’s projects, (ii) serves as an “advisory council” to management regarding technical matters and economic considerations related to the Corporation’s projects, (iii) has the authority to approve, on behalf of the Board of Directors, expenses and commitments up to a pre-determined amount, and (iv) is not directly responsible for executing the project activities, but provides vision, support and guidance for those who do.

The members of the Projects and Development Committee are Stéphane Leblanc (Chair), Nathalie Pilon, and Chantal Sorel.

Other Committees

For details regarding the duties and responsibilities of the Human Resources Committee and the Governance Committee, see subsections “Nomination of Directors” and “Compensation” above in this Circular.

ASSESSMENTS

Management Evaluation and Compensation

The Board of Directors ensures through the Human Resources Committee that senior executives are fairly and competitively compensated, including the appropriate performance incentives. Through the Human Resources Committee, the Board of Directors strives to link management compensation to meaningful and measurable performance targets. The evaluations are performed through peer review, evaluation and discussions amongst the members of Human Resources Committee.

Evaluation of the President and Chief Executive Officer

The Board of Directors conducts an annual performance evaluation of the President and Chief Executive Officer taking into account the views and recommendations of the Human Resources Committee.

Evaluation of the Board of Directors

As set forth in the charter of the Board of Directors, the Board of Directors and its members shall assess their own effectiveness in carrying out their duties, including those relating strategic planning, integrity and the supervision of the Corporation’s operations, and other responsibilities of each director. Each Committee shall review and assess their performance, effectiveness and contribution, including an evaluation of whether its charter appropriately addresses the matters that are and should be within their scope. Each Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board of Directors, including any recommended changes to their charter and to the Corporation’s policies and procedures. In addition, the Governance Committee is responsible for reviewing the charter of the Board of Directors. The Board of Directors has established a formal process for the evaluation of the effectiveness of the Board of Directors, its members and its Committees and their charters, with self-assessment questionnaires that are completed by each director on an annual basis, the results of which are discussed in private sessions at each committee and at the Board of Directors. In addition to this process, the effectiveness of the Board of Directors and its committees, are subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board of Directors, its committees or the individual directors compared to their expectation of performance and following regular discussions with the Chairman of the Board.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Corporation does not have a term limit and a retirement policy for directors. The Board of Directors believes that imposing a term limit or an arbitrary retirement age would discount the value of experience and continuity of board service and may unnecessarily deprive the Corporation of the contribution of directors who have developed a deep knowledge of the Corporation over time.

Even though director term limits may provide opportunities to enhance diversity, the Board of Directors believes that renewal should be driven by results of director evaluations to ensure that the Board of Directors is functioning efficiently.

DIVERSITY

The Corporation recognizes the benefits of diversity within its Board of Directors, its Senior Management, as well as all levels of the organization. The Board of Directors has adopted a Board of Directors Diversity Policy and a Diversity, Equity and Inclusion Policy, which are available on the Corporation’s website at www.nmg.com, to set out the guidelines by which the Corporation will endeavor to promote diversity, equity and inclusion throughout the Corporation. While the Board of Directors has decided to progressively increase the representation of Under- represented Groups on the Board of Directors and senior management with a view to achieving balanced gender parity, no specific target has been established. The Board of Directors believe it is in the best interest of the Corporation to consider the largest pool of individuals available to fill a particular position, thereby ensuring that the selected person is the best candidate.

On that perspective, the Corporation evaluates the necessary competencies, skills, experience and other qualifications of each candidate as a whole and considers the representation of Under-represented Groups as one of many factors in the recruitment and selection of candidates for Board of Directors and the Senior Management. In particular, the Board of Directors and the Corporation do seek to increase gender diversity within their ranks and consider the representation of women in the identification and selection of directors.

For the Senior Management, the Board of Directors considers representation by individuals from Under-represented Groups when making executive officer appointments but considers above all each candidate’s qualifications and competencies to create as much value as possible for the Corporation.

To track its progress toward greater diversity, the Corporation has embedded a self-identification questionnaire as part of its onboarding for new employees and directors alike, enabling the dynamic monitoring of representation of Under-represented Groups.

As of the date of this Circular, four (4) of the seven (7) the members of the Board of Directors are members of the Under-represented Groups (57%) as they identified as women, and two (2) of the six (6) members of the senior management of the Corporation are members of the Under-represented Groups (33%) as they identified as women.

“Under-represented Groups” refers to (i) designated groups comprising women, Indigenous peoples, people with disabilities and members of visible minorities, and (ii) non-binary individuals and members of ethnic minorities.

L. AUDIT COMMITTEE

Audit Committee information is reproduced in the Corporation’s Annual Information Form dated March 25, 2026. A copy of this document is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or upon written request to the Vice President, Legal Affairs and Corporate Secretary at no cost and free of charge.

M. OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no informed person of the Corporation, no proposed director of the Corporation, and no associate of affiliate of any informed person or proposed director of the Corporation has any direct or indirect interest in any transaction since the commencement of the Corporation’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Board of Directors and the officers of the Corporation and its subsidiaries are covered under a directors’ and officers’ primary and excess liability insurance. The Corporation has also entered into indemnification agreements with each of its Directors and Officers. The indemnification agreements generally require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Corporation as Directors or officers, provided that the indemnitees acted honestly and in good faith with a view to the best interests of the Corporation.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Management of the Corporation knows of no other matters to come before the Meeting other than as set forth in this Circular. However, if other matters which are not known to the management should properly come before the Meeting, the proxy form confers discretionary authority upon the persons named as proxyholders to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the Corporation’s consolidated audited financial statements for the fiscal years ended December 31, 2025, and 2024 and the management’s discussion and analysis for the fiscal year ended December 31, 2025. Copies of the Corporation’s financial statements, including its most recent interim financial statements, and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov; or upon written request to the Vice President, Legal Affairs and Corporate Secretary at no cost and free of charge at:

By e-mail:	legal@nmg.com

By mail:	Nouveau Monde Graphite Inc.
481 Brassard Street
Saint-Michel-des-Saints, Québec J0K 3B0
Attention: Ms. Josée Gagnon, Vice President, Legal Affairs and Corporate Secretary

SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FOR FISCAL YEAR ENDED DECEMBER 31, 2026

A registered holder or Beneficial Owner of Common Shares that are entitled to be voted at the annual meeting of Shareholders to be held for the fiscal year ended December 31, 2026, and who wishes, subject, among others, to the conditions outlined hereinafter, to submit proposals regarding any matter to be dealt with at such meeting must do so at the latest on February 13, 2027.

To be eligible to submit a proposal for the purposes of such meeting, a person must be, for at least a six-month period immediately before the day on which the Shareholder submits the proposal, the registered holder or the Beneficial Owner of at least a number of voting shares:

(A)	that is equal to 1% of the total number of the outstanding voting shares of the Corporation, as of the day on which the Shareholder submits a proposal; or

(B)	whose fair market value, as determined at the close of business on the day before the Shareholder submits the proposal to the Corporation, is at least $2,000.

APPROVAL OF DIRECTORS

The content of this Circular and delivery of it to each director of the Corporation and to the Shareholders entitled to notice of the Meeting, have been approved by the Board of Directors.

April 22, 2026

(s) Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs and Corporate Secretary

SCHEDULE A

SHAREHOLDERS’ RESOLUTION CONCERNING THE IQ PRIVATE
PLACEMENT

“BE IT RESOLVED that:

1.	Nouveau Monde Graphite Inc. (the “Corporation”) be and is hereby authorized to issue to Investissement Québec (“IQ”) 33,351,853 common shares in the capital of the Corporation (each, a “Common Share”), on a private placement basis, at a price of US$1.84 per Common Share, the whole pursuant to the subscription agreement dated April 9, 2026 between the Corporation and IQ, all as more particularly described and set forth in the Management Proxy Circular dated April 22, 2026;

2.	any director or officer of the Corporation (other than any director who has declared an interest) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing; and

3.	notwithstanding that this resolution has been duly passed by the disinterested holders of Common Shares, the board of directors of the Corporation is hereby authorized to abandon all or any part of this resolution without any further notice to or approval of the holders of Common Shares at any time before this resolution is acted on in whole or in part.”

SCHEDULE B

SHAREHOLDERS’ RESOLUTION CONCERNING THE CGF PRIVATE
PLACEMENT

“BE IT RESOLVED that:

1.	Nouveau Monde Graphite Inc. (the “Corporation”) be and is hereby authorized to issue to Canada Growth Fund (“CGF”) 44,452,460 common shares in the capital of the Corporation (each, a “Common Share”), on a private placement basis, at a price of US$1.84 per Common Share, the whole pursuant to the subscription agreement dated April 9, 2026 between the Corporation and CGF, all as more particularly described and set forth in the Management Proxy Circular dated April 22, 2026;

2.	any director or officer of the Corporation (other than any director who has declared an interest) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing; and

3.	notwithstanding that this resolution has been duly passed by the disinterested holders of Common Shares, the board of directors of the Corporation is hereby authorized to abandon all or any part of this resolution without any further notice to or approval of the holders of Common Shares at any time before this resolution is acted on in whole or in part.”

SCHEDULE C

SHAREHOLDERS’ RESOLUTION CONCERNING THE PRIVATE
PLACEMENTS

“BE IT RESOLVED that:

1.	Nouveau Monde Graphite Inc. (the “Corporation”) be and is hereby authorized to issue to Canada Growth Fund (“CGF”) 44,452,460 common shares in the capital of the Corporation (each, a “Common Share”), to Investissement Québec (“IQ”) 33,351,853 Common Shares and to ENI International B.V. (“ENI”) 38,043,478 Common Shares, on a private placement basis, which in aggregate represent more than 25% of the current number of Common Shares outstanding of the Corporation on a non-diluted basis, the issuances to CGF and IQ representing more than 10% of the current number of Common Shares issued and outstanding of the Corporation (on a non-diluted basis), at a price of US$1.84 per Common Share, representing a 19.56% discount to the five-day volume weighted average price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on April 9, 2026, the whole pursuant to subscription agreements dated April 9, 2026 between the Corporation and each of ENI, CGF and IQ, all as more particularly described and set forth in the Management Proxy Circular dated April 22, 2026;

2.	any director or officer of the Corporation (other than any director who has declared an interest) be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing; and

3.	notwithstanding that this resolution has been duly passed by the disinterested holders of Common Shares, the board of directors of the Corporation is hereby authorized to abandon all or any part of this resolution without any further notice to or approval of the holders of Common Shares at any time before this resolution is acted on in whole or in part.”

SCHEDULE D

SHAREHOLDERS’ RESOLUTION CONCERNING THE WARRANT
AMENDMENTS RESOLUTION

“BE IT RESOLVED that:

1.	Nouveau Monde Graphite Inc. (the “Corporation”) be and is hereby authorized to enter into:

(a)	an amended and restated warrant certificate amending the warrant certificate with Investissement Québec dated December 20, 2024 and representing 19,841,269 purchase warrants of common shares in the capital of the Corporation (the “IQ Warrants”) to (i) extend the expiry date of the IQ Warrants to December 20, 2030, and (ii) make any additional housekeeping amendments; and

(b)	an amended and restated warrant certificate amending the warrant certificate with Canada Growth Fund Inc. dated December 20, 2024 and representing 19,841,269 purchase warrants of common shares in the capital of the Corporation (the “CGF Warrants”) to (i) extend the expiry date of the CGF Warrants to December 20, 2030, and (ii) make any additional housekeeping amendments, all as more particularly described and set forth in the Management Proxy Circular dated April 22, 2026;

2.	any director or officer of the Corporation be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing; and

3.	notwithstanding that this resolution has been duly passed by the disinterested holders of Common Shares, the board of directors of the Corporation is hereby authorized to abandon all or any part of this resolution without any further notice to or approval of the holders of Common Shares at any time before this resolution is acted on in whole or in part.”

SCHEDULE E

SHAREHOLDERS’ RESOLUTION CONCERNING THE POTENTIAL
ADDITIONAL ISSUANCES RESOLUTION

“BE IT RESOLVED that:

1.	In respect of the warrant certificates with each of Investissement Québec (“IQ”) and Canada Growth Fund Inc. (“CGF”) dated December 20, 2024 and each representing 19,841,269 purchase warrants of common shares in the capital of the Corporation (“Warrants”), Nouveau Monde Graphite Inc. (the “Corporation”) be and is hereby authorized to issue common shares in the capital of the Corporation (the “Common Shares”), in accordance with the terms of thereof, that would allow IQ and/or CGF to hold more than 20% of the Common Shares issued and outstanding (on a non-diluted basis), all as more particularly described and set forth in the Management Proxy Circular dated April 22, 2026;

2.	In respect of the unsecured convertible note of the Corporation in favor of IQ dated November 8, 2022, as amended and restated on October 27, 2025 and convertible into units comprising an aggregate of 2,500,000 Common Shares and 2,500,000 Warrants, as well as up to 1,920,176 additional Common Shares issuable in connection with accrued interest, the Corporation be and is hereby authorized to issue Common Shares, in accordance with the terms of thereof, that would allow IQ to hold more than 20% of the Common Shares issued and outstanding (on a non-diluted basis), all as more particularly described and set forth in the Management Proxy Circular dated April 22, 2026;

3.	any director or officer of the Corporation be and is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing; and

4.	notwithstanding that this resolution has been duly passed by the disinterested holders of Common Shares, the board of directors of the Corporation is hereby authorized to abandon all or any part of this resolution without any further notice to or approval of the holders of Common Shares at any time before this resolution is acted on in whole or in part.”

SCHEDULE F

FORT CAPITAL FORMAL VALUATION AND OPINION

See attached.

F-1

Fort Capital Partners
1010 – 510 Burrard Street
Vancouver, BC V6C 3A8

April 11, 2026

The Independent Directors of the Board & the Board of Directors

Nouveau Monde Graphite Inc.

995 Rue Wellington, Suite 240

Montreal, QC H3C 1V3

To the Independent Directors of the Board and the Board of Directors:

Fort Advisory Partners (“Fort Capital”, “we” or “us”) understands that Nouveau Monde Graphite Inc. (“NMG” or the “Company”) has announced that it is advancing towards a final investment decision (“FID”) for the Matawinie Graphite Mine Project (the “Matawinie Mine”) along with a contemporaneous equity financing (the “Equity Financing”) of $297 million. We further understand that the Equity Financing will be in the form of either commons shares of the Company (“Common Shares”) or subscription receipts convertible into Common Shares and will consist of contemporaneous placements to existing strategic shareholders, including Investissement Quebec (“IQ”) and the Canada Growth Fund (“CGF”, and together with IQ, the “Subject Placees”) for combined gross proceeds of $143 million (the “Related Party Placements”), along with a placement to a new strategic investor (the “Strategic Placement”) of $70 million, and a $84 million underwritten bought deal (the “Public Offering” and together with the Strategic Placement, the “Arm’s Length Placements”). The Related Party Placements and the Arm’s Length Placements are to be completed on the same financial terms, including an effective price of $1.84 per Common Share (on an as- converted basis for subscription receipts).

As both Subject Placees are “interested parties” and the Related Party Placements each constitute a “related party transaction” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the board of directors of the Company (the “Board”) is seeking a formal valuation in respect of the Related Party Placements and an opinion as to the fairness, from a financial point of view, of the Related Party Placements to the holders of the Common Shares (the “Shareholders”) other than the Subject Placees.

The independent directors of the Board (the “Independent Directors”) are supervising, among other matters, the review of the Related Party Placements and the Arm’s Length Placements and providing a recommendation with respect to the Related Party Placements and the Arm’s Length Placements to the Board as to whether it should recommend the Related Party Placements and the Arm’s Length Placements to Shareholders.

Page | 2

The Board has retained Fort Capital to prepare a formal valuation of the Common Shares (the “Valuation”) in accordance with the requirements of MI 61-101 and to provide an opinion as to whether the Related Party Placements are fair, from a financial point of view, to Shareholders other than the Subject Placees (the “Fairness Opinion” and, together with the Valuation, the “Opinions”).

Unless otherwise noted, all figures referred to herein are expressed in United States Dollars. Unless otherwise noted, all years referred to herein are the fiscal years ended December 31.

Background and Engagement of Fort Capital

Fort Capital was first contacted by NMG regarding a potential engagement on March 1, 2026 and retained by the Board by a letter agreement dated March 10, 2026 (the “Engagement Agreement”).

The Engagement Agreement provides for the payment to us of an engagement fee and payment upon the delivery of the Opinions to the Independent Directors. None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Opinions or upon the completion of the Related Party Placements.

In addition, the Company has agreed to indemnify us in respect of certain liabilities that might arise out of our engagement. The fees payable to us pursuant to the Engagement Agreement are not financially material to us. No understandings or agreements exist between us and either NMG or the Subject Placees with respect to future financial advisory or investment banking business.

The Valuation has been prepared in accordance with the Canadian Institute of Chartered Business Valuators Standard 110 for Valuation Opinions. Additionally, Fort Capital has conducted such other analyses as it considered necessary in the circumstances to prepare and deliver the Opinions. The Opinions have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization (“CIRO”), though Fort Capital is not a member of CIRO and CIRO has not been involved in the preparation or review of the Opinions. The Opinions are not, and should not be construed as, advice as to the price at which the securities of NMG may trade at any time.

Fort Capital consents to the inclusion of the Opinions in their entirety, and a summary thereof, in a management information circular of the Company (the “Circular”) to be prepared in connection with a special meeting of holders of Common Shares to be called for the purpose of voting on the Related Party Placements, as required by MI 61-101.

Credentials and Independence of Fort Capital

Fort Capital is an independent investment banking firm which provides financial advisory services to corporations, business owners, and investors. Members of Fort Capital are professionals that have been financial advisors in a significant number of transactions involving public and private companies in North America and have experience in preparing fairness opinions and valuations. The opinions expressed herein are the opinions of Fort Capital, and the form and content hereof have been approved for release by Fort Capital.

Page | 3

Fort Capital has considered the requirements of MI 61-101 regarding the independence and qualifications of a valuator and we are of the view that we are an “independent valuator” (as the term is described in MI 61-101) with respect to NMG, IQ and CGF or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Neither Fort Capital, nor any of our affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Quebec)) of any of the Interested Parties. Fort Capital is not acting as an advisor to any Interested Party in connection with any matter, other than acting as advisor to the Board as described herein.

Other than its engagement by the Board on behalf of NMG in connection with the Related Party Placements, Fort Capital has not been engaged to provide any financial advisory services nor have we participated in any financings involving the Interested Parties, other than a prior valuation and a prior fairness opinion that we delivered on March 27, 2024 (the “Prior Opinions”).

Fort Capital does not have a financial interest in the completion of the Related Party Placements and the fees paid to Fort Capital in connection with our engagement do not give Fort Capital any financial incentive in respect of the conclusion reached in the Opinions or in the outcome of the Related Party Placements. There are no understandings, agreements, or commitments between Fort Capital and any of the Interested Parties with respect to any future business dealings.

Scope of Review

In preparing the Opinions, Fort Capital has, among other things, reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, the following:

(a)	A draft of the press release announcing the Equity Transaction dated April 7, 2026;

(b)	The Technical Report (NI 43-101) titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine”, dated November 12, 2025 with an effective date of November 12, 2025 (the “Matawinie Mine Feasibility Study”);

(c)	The Technical Report (NI 43-101) titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the Uatnan Mining Project”, dated February 24, 2023 with an effective date of January 10, 2023 (the “Uatnan PEA”);

(d)	Financial models of the Matawinie Mine and the Integrated Matawinie Mine and Bécancour Battery Material Plant project, each as prepared by NMG;

(e)	Multiple graphite anode and graphite flake market forecasts from various industry sources, including those prepared by Benchmark Mineral Intelligence;

(f)	Consolidated annual financial statements of the Company for the years ended December 31, 2025, 2024, and 2023, together with the notes thereto and the auditor’s reports thereon;

Page | 4

(g)	Management’s discussion and analysis of the results of operations and financial condition for the Company for the years ended December 31, 2025, 2024, and 2023

(h)	Interim financial statements and associated management’s discussion and analysis documents for the periods ending September 30, 2025, June 30, 2025, and March 31, 2025;

(i)	Various material change reports and press releases as filed by the Company over the past three years;

(j)	Certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies that we considered relevant;

(k)	Various presentations prepared by management of the Company;

(l)	Discussions with senior management of the Company relating to the current business plans, financial conditions and prospects of the Company;

(m)	Various research publications prepared by industry and equity research analysts regarding the Company and other graphite and battery metal entities we considered relevant;

(n)	Representations contained in a separate certificate dated the date hereof and addressed to Fort Capital from senior management of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinions are based; and

(o)	Such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

Fort Capital has not, to the best of our knowledge, been denied access by NMG to any information that we requested.

Prior Valuations

Senior management of the Company has represented to Fort Capital that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of NMG or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

The Opinions are subject to the assumptions, qualifications and limitations below.

We have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions, and representations obtained by us from public sources, provided to us by NMG, or otherwise obtained by us pursuant to our engagement, and our Opinions are conditional upon such completeness, accuracy, and fair presentation. Without limiting the generality of the foregoing, descriptions of NMG, its assets, businesses, and operations in the Opinions are derived from information that we have obtained from the Company or from other publicly available sources. Subject to the exercise of professional judgment and except as expressly described herein, we have not been requested to or attempted to independently verify the accuracy, completeness, or fairness of presentation of any such information, data, advice, opinions, and representations. We have not met separately with the independent auditors of NMG in connection with preparing the Opinions and we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements and reports of the auditors therein, in addition to draft audited interim financial statements for the Company.

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With respect to the historical financial data, operating and financial forecasts, and budgets provided to us and relied upon in our financial analyses, we have assumed that they have been prepared on bases reflecting the most reasonable assumptions, estimates, and judgments of management of the Company, having regard to the business, plans, taxation levels, financial condition, and prospects for NMG.

We have also assumed that the Related Party Placements will be completed substantially in accordance with the terms thereof and in the manner described in the subscription agreements with the Subject Placees, and that the Circular will disclose all material facts relating to the Related Party Placements and will satisfy all applicable legal requirements.

Senior management of the Company has represented to us in a certificate dated the date hereof, among other matters, that the information, data, and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), were complete and correct at the date the Information was provided to us, and that the Company does not have any information or knowledge of any facts not public or otherwise specifically provided to us relating to the Company which would reasonably be expected to affect materially the Opinions to be given by us; that with the exception of forecasts, projections, or estimates, the written information and written data provided to us by NMG in connection with the Related Party Placements is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and that no additional material, data or information would be required to make the data provided to us by the Company not misleading in light of the circumstances in which it was prepared (except to the extent that any such Information has been superseded by Information subsequently delivered to Fort Capital); and that to the extent that any of the data referred to above is historical, there have been no changes in material facts or new material facts since the respective dates thereof that have not been disclosed to us or updated by more current information or data disclosed.

We are not legal, tax, or accounting experts and we express no opinion concerning any legal, tax, or accounting matters concerning the Related Party Placements or the sufficiency of the Opinions for those purposes.

The Opinions are rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at April 8, 2026 (the “Valuation Date”) and the conditions and prospects, financial and otherwise, of NMG as reflected in the Information and as represented to us in our discussions with management of the Company. In our analyses and in connection with the preparation of the Opinions, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions, and other matters, many of which are beyond the control of any party involved in the Related Party Placements.

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The Opinions are being provided to the Board for its use in considering the Related Party Placements and may not be relied upon by any person other than the Board, or used for any other purpose, without our prior written consent in each specific instance.

The Opinions are not intended to be and do not constitute a recommendation to the Board as to whether they should approve the Related Party Placements, nor as a recommendation to any Shareholder as to how to vote or act at any meeting of shareholders called for the purpose of considering the Related Party Placements, or as an opinion concerning the trading price or value of any securities of the Company following the announcement or completion of the Related Party Placements. We do not assume any responsibility or liability for losses incurred by any party as a result of the use of the Opinions contrary to their stated purposes and the limitations described herein.

We believe that our financial analyses must be considered as a whole and that selecting portions of our analyses and the factors we considered, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinions. The preparation of a valuation and of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The conclusions of our Opinions are given as of the date hereof and, although we reserve the right to change or withdraw either or both of the Opinions if we learn that any of the information that we relied upon in preparing the Opinions was inaccurate, incomplete, or misleading in any material respect, we disclaim any obligation to change or withdraw either the Valuation or the Fairness Opinion, to advise any person of any change that may come to our attention, or to update the Opinions after the date hereof.

Graphite Market

Graphite is one of the most versatile non-metallic elements and a key component in battery anode applications. Graphite’s properties, including conductivity, natural strength, and low relative weight, make it amenable to a broad range of applications including electronic uses (alkaline and lithium-ion batteries, fuel cells), metallurgy (high temperature lubricants, foundry and refractory applications) and technical uses (flame retardants, thermal diffusers, and nuclear reactors). Raw (natural) graphite is mined in the form of amorphous graphite (most abundant form, lower carbon content) or flake graphite (higher purity and carbon content, more applicable for battery technologies), and then further processed in advanced manufacturing plants, particularly for energy applications. Synthetic graphite can also be created through use of calcined petroleum coke (or “needle coke”). While synthetic graphite has several high-quality product attributes, its production is very energy intensive and comes with a more significant carbon footprint than natural graphite.

Demand for graphite is expected to continue to expand significantly, particularly based on growth of battery applications. Currently, almost 80% of flake graphite is mined in China, but almost 100% of spherical graphite (an upgraded product which is the key graphite precursor for battery anode applications) is produced out of China1. Based on the importance of graphite in supporting the energy transition, the E.U., U.S., Canada, Japan, Australia, and India have each declared graphite a critical mineral.

1US Geological Survey, January 2025

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Figure 1 – Forecast Flake Graphite Demand Growth (Mt)2

The demand for flake graphite is forecast to more than double over the next decade, growing from 1.3 million tonnes (“Mt”) in 2025 to 2.9Mt by 2035, driven primarily by rapid expansion in the battery sector. While battery demand is expected to triple, industrial demand will remain a strong base to demand, growing by over 10% over the next decade. Strong demand for graphite based on underlying battery demand is expected to result in a supply-demand imbalance over the next decade.

Flake graphite prices (as measured on a China FOB basis) have been pressured since the beginning of 2023 on the back of subdued demand from the electric vehicles and steel sectors, and small surpluses are expected to remain through most of forecast period as new projects come into production. However, price weakness is expected to reverse over time as the market shifts into a longer term supply-demand imbalance.

The pricing of downstream graphite products such as spherical graphite (“SPG”) is highly opaque, with current transactions largely represented by a small number of producers and consumers, largely within China. Flake graphite requires a highly technical and power-intensive process through mining, shaping, purification, and coating to be transformed into active anode material (“AAM”) for use in battery applications.

Although graphite plays an essential role in the functioning of lithium-ion batteries, the contribution to the overall cost of a battery cell is relatively modest when compared to other inputs such as nickel, cobalt, and lithium. This has important implications for the ways in which anode cell manufacturers and OEMs view graphite. Broadly, they tend to prioritise quality, consistency, and the reputation of their graphite source ahead of cost considerations. In addition, over the past several years, the strategic importance of supply chain security and resiliency has further increased, in part due to recent export controls imposed by China over select strategic materials including graphite. This prioritisation is particularly important for NMG, as NMG will represent a high purity, locally sourced, and ESG-friendly product for the North American market. Given these attributes, it is management’s expectation that NMG’s flake and AAM materials will achieve premiums over respective price indices in China.

2 Source: Benchmark Mineral Intelligence, 2025 Q4

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Overview of NMG

The following discussion does not purport to be a complete description of NMG and should not be relied upon as such. Other material information may be found in the public filings made by the Company as part of its continuous disclosure obligations. The discussion below is intended to highlight some of the most relevant factors pertaining to the Company that we considered in preparation of the Opinions.

The Company was established on December 31, 2012 under the Canada Business Corporations Act and its registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Quebec. The Common Shares are listed for trading on the TSX (the “TSX”) under the trading symbol “NOU”, the New York Stock Exchange (the “NYSE”) under the trading symbol “NMG”, and the Frankfurt stock exchanges under the symbol “NM9A.F”, respectively. The documents filed by NMG with the securities commissions or similar authorities in Canada are available on the System for Electronic Document Analysis and Retrieval, or “SEDAR+”.

NMG is developing a fully integrated source of battery anode material in Quebec, Canada for the growing lithium-ion battery and fuel cell markets, and other value-added graphite products. The Company’s activities are focused on the Matawinie Mine and a commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant” and together with the Matawinie Mine, the “Integrated Graphite Project”), both of which are progressing concurrently toward commercial operations.

NMG has advanced the Matawinie Mine such that it has been recognized as a “Major Project of National Interest” by the Government of Canada; filed the Matawinie Mine Feasibility Study; secured offtake arrangements for the majority of the Matawinie Mine’s forecast graphite flake production; secured senior project debt financing for the project; and, with these milestones and the completion of the Equity Financing, expects to reach FID in the near future.

NMG also continues to advance the construction and commissioning of a first stage Bécancour Battery Material Plant, and on February 25, 2026 announced the acquisition of a brownfield site adjacent to the original greenfield site, enabling the Company to build the first stage of its commercial refining operations and support delivery of its 13,000 tonnes per annum active anode material offtake agreement with Panasonic Energy Co., Ltd (“Panasonic”). The staged development approach, including the future potential of an incremental 44,000 tonnes per annum greenfield facility, provides flexibility to optimize costs, reduce risks, shorten time-to-market, and revise sales mix in line with commercial transactions. The Company continues to advance the first stage of refining operations at Bécancour, with a goal of developing a Class 3 capital estimate in the first half of 2026, with the potential to reach a final investment decision in the second half of the year.

The Company is also exploring the potential of developing and operating the Uatnan graphite mining project (the “Uatnan Project”) in Lac Gueret, Quebec. The Uatnan Project is at a Preliminary Economic Assessment (“PEA”) stage and a NI 43-101 technical report was filed on February 24, 2023.

The reserves at the Matawinie Mine support a 25-year mine life capable of producing an average of 106 ktpa of high purity graphite flake concentrate. Approximately 25% of the Matawinie Mine production would be expected to be delivered as feedstock to the initial stage of the nearby Bécancour Battery Material Plant, which would provide for the vertical integration and beneficiation of graphite concentrate, producing approximately 13,000 tonnes per annum of active anode material. Combined with existing graphite flake offtake agreements signed with the Government of Canada and Traxys North America LLC, more than 65% of the Matawinie Mine graphite concentrate production will be under long term agreements.

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Figure 2 – 2025 Feasibility Study for the Matawinie Graphite Mine Economic Summary3

Metric	Unit	LOM
Mine Life	Years	25
Average Annual Graphite Concentrate Production	Tonnes	105,882
Stripping Ratio	Waste:Ore	1.16:1
Average Cg Grade	%	4.23%
Average Process Recovery	%	93%
Concentrate Selling Price	$/tonne	$1,334 [4]
Average Mining Costs	$/t Cg Concentrate	$136
Average Processing Costs	$/t Cg Concentrate	$189
Average Total Costs	$/t Cg Concentrate	$419
Initial Capital Costs	$M	$421
Sustaining Capital Costs	$M	$45
After-tax NPV8%	$M	$238
After-tax IRR	%	15.8%

The mineral reserve and resource summaries for the Matawinie Mine and Uatnan Project are shown below:

Figure 3 – Matawinie Mine and Uatnan Project - Contained Graphite Reserves and Resources (millions of tonnes)5

	P&P	M&I	Inferred	Total
Matawinie (Mt)	2.6	3.0	1.0	6.5
Uatnan (Mt)	-	11.3	3.1	14.4
Total (Mt)	2.6	14.2	4.1	20.9

The Company has not generated revenue from operations since inception and its assets are exploration and development stage properties. The Company has a history of losses and expects to continue to incur losses in the future until such time that its projects enter commercial production. Over the past two years, the Company has spent approximately $15 to $20 million per quarter, comprised of evaluation and project expenses, as well as general and administrative expenses.

3 Matawinie Mine Feasibility Study

4 Weighted average over life of mine

5 Matawinie Mine Feasibility Study and the Uatnan PEA

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The Company has historically financed its operations through the issuance of equity and has raised over $250 million in equity capital since 2020, at prices per Common Share ranging from $1.14 to $9.62 (prior to giving effect to the Equity Financing). Management has indicated to Fort Capital that, as of March 31, 2026 and prior to giving effect to the Equity Financing, the Company had approximately C$55 million in cash on its balance sheet.

On March 17, 2026, the Company announced that it had executed a commitment letter for senior secured project debt associated with the Matawinie Mine totalling $335 million (including cost overrun facilities), with loans provided by Export Development Canada and the Canada Infrastructure Bank. This debt commitment, combined with Equity Financing is expected to be sufficient to finance the development and construction of the Matawinie Mine.

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Figure 4 – Historical Balance Sheets (C$000s)6

C$000s
Assets	2023 A	2024 A	2025 A
Current Assets
Cash & Cash Equivalents	$36,332	$106,296	$73,940
Account Receivables and Other Current Assets	$3,897	$3,181	$3,306
Restricted Cash and Deposits	-	$3,000	$620
Prepaid Expense	$2,697	$1,529	$1,586
Total Current Assets	$42,926	$114,006	$79,452
Tax Credits Receivable	$8,846	$10,247	$7,514
Equity Investment	$1,075	$325	$450
Property, Plant and Equipment	$66,619	$77,666	$85,426
Intangible Assets	$59	-	-
Right-of-Use Assets	$1,884	$1,505	$1,552
Restricted Cash and Deposits	$2,530	$351	$50
Total Assets	$123,939	$204,100	$174,444

Current Liabilities
Accounts Payables & Accrued Liabilities	$9,798	$13,642	$10,482
Deferred Grants	$1,255	$785	$185
Convertible Notes	$53,624	$16,240	$16,948
Derivative Warrant Liability	-	$15,589	$62,957
Current Portion of Lease Liabilities	$451	$470	$569
Current Portion of Borrowings	$480	$250	$265
Total Current Liabilities	$65,608	$46,976	$91,406
Asset Retirement Obligations	$987	$1,463	$1,584
Lease Liabilities	$1,636	$1,240	$1,107
Borrowings	$1,278	$764	$499
Total Liabilities	$69,509	$50,443	$94,596

Shareholders' Equity
Share Capital	$238,823	$411,240	$436,475
Other Reserves	$7,692	$3,680	$5,357
Contributed Surplus	$28,502	$32,609	$37,065
Deficit	$(220,587)	$(293,872)	$(399,049)
Total Shareholders’ Equity	$54,430	$153,657	$79,848

6 Consolidated annual financial statements of the Company for the years ended December 31, 2025, 2024, and 2023

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Figure 5 – Historical Statement of Losses (C$000s) 7

C$000s	2023 A	2024 A	2025 A
Expense
Exploration and Evaluation Expenses	$9,456	$25,054	$7,950
Battery Material Plant Project Expenses	$22,944	$37,111	$25,067
General and Administrative Expenses	$22,704	$24,117	$26,669
Other Income	-	-	-
Operating Loss	$55,104	$86,282	$59,686
Net Financial Costs / (Income)	$479	$(13,397)	$45,091
Loss Before Tax	$55,583	$72,885	$104,777
Income Tax	$400	$400	$400
Net Loss and Comprehensive Loss	$55,983	$73,285	$105,177

At the Valuation Date, and prior to giving effect to the Equity Financing, NMG had a market capitalization of $370 million and enterprise value of $344 million, assuming convertible notes are treated as debt.

Figure 6 – Market Capitalization and Enterprise Value Summary as of April 8, 2026

(in US$M unless otherwise noted)
Last Sale Price (Apr 08, 2026) ($/share)	$2.28
Basic Shares Outstanding (M)	161
TSM Dilutive Securities (M)	1
Total Shares Outstanding (M)	162
Market Capitalization (TSM)	$370
Plus: Debt	$1
Plus: Convertible Notes	$12
Plus: Lease Obligations	$1
Less: Cash[8]	$(40)
Less: Equity Investments	$(0)
Total Enterprise Value	$344

Currently, IQ and CGF owned 15.9% and 12.3%, respectively, of the outstanding Common Shares. After closing of the Equity Financing (including the Related Party Placement, the Strategic Placement and the Public Offering), IQ and CGF are expected to own 18.2% and 19.9% of the Common Shares. In addition to outstanding Common Shares, the Subject Placees, as well as strategic investors Panasonic, Mitsui, and Pallinghurst, hold a total of 70.9 million warrants, which are exercisable into Common Shares upon reaching FID for the Integrated Graphite Project, at a strike price of $2.38 per share. If all of those conditional warrants were to be exercised, the effective ownership of IQ and CGF would be 20.4% and 21.3%, respectively, on a partially converted basis.

7 Consolidated annual financial statements of the Company for the years ended December 31, 2025, 2024, and 2023

8 Estimated cash and cash equivalents balance as of March 31, 2026

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Figure 7 – Summary Capitalization Table Pro Forma for Arm’s Length Placements

Shareholders	Basic Shares	% of Basic	Fully Dilutive Shares	% of Dilutive Shares
	(M)	(%)	(M)	(%)
Total Insiders	0.5	0.2%	5.1	1.2%
Investissement Québec	58.8	18.2%	85.4	20.9%
Canada Growth Fund	64.4	19.9%	84.2	20.6%
eni	38.0	11.8%	38.0	9.3%
Mitsui	13.6	4.2%	26.1	6.4%
Pallinghurst	13.1	4.1%	19.4	4.7%
General Motors	12.5	3.9%	12.5	3.1%
Panasonic	12.5	3.9%	25.0	6.1%
Select Corporation & Institutions	212.9	66.0%	290.6	71.2%
Other Shareholders	108.9	33.8%	112.5	27.6%
Total	322.4	100.0%	408.2	100.0%

Historical Share Trading

NMG commenced trading on the NYSE on May 24, 2021 under the symbol “NMG”. Over the past 12 months, over 75% of the volume of trading of Common Shares has been on the NYSE.

The volume weighted average price (“VWAP”) on the NYSE in the five days, 20 days and 30 days prior to and including April 8, 2026, the day before announcement of the Equity Financing (the “Unaffected Date”), was $2.29, $2.20 and $2.22 per share, respectively.

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Figure 8 – NMG (NYSE:NMG) Trading History9

The Equity Financing price of $1.84 per Common Share represents a discount of 19.3% to the closing price of the Common Shares on the Unaffected Date, and a 19.6% discount, 16.5% discount, and 17.1% discount to the 5-day, 20-day, and 30-day VWAPs on the NYSE on such date, respectively.

VALUATION OF COMMON SHARES

Approach to Value

Our Valuation of the Common Shares is based on techniques and assumptions that Fort Capital considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value for the Common Shares.

Fair market value (“FMV” or “Fair Market Value”) means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

The FMV of the Common Shares was analyzed on a going concern basis and is expressed on an en bloc basis. The assumption that the Company can be regarded as a going concern is significant (and outlined as a risk in the auditor’s report in the Company’s financial statements) and there is no certainty that the Company will be able to continue to meet its financial obligations and secure sufficient funds to finance working capital and complete the development and construction of the Matawinie Mine and the Integrated Graphite Project. However, given the substantial progress to date, including the Matawinie Mine Feasibility Study, secured offtake arrangements for the majority of the Matawinie Mine’s forecast graphite flake production, secured senior project debt financing for the Matawinie Mine, and with the completion of the Equity Financing, combined with the future earnings potential of the Matawinie Mine as well as the Integrated Graphite Project (which would be in excess of liquidation value), a going concern assumption was deemed appropriate.

9 S&P Capital IQ as at April 8, 2026

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In accordance with MI 61-101, we have not made any downward adjustment to the value of the Common Shares to reflect the liquidity of the Common Shares or the effect of the Related Party Placements on the Common Shares for the purpose of this Valuation. We do, however, note that the securities purchased by the Subject Placees do not represent a controlling interest in the Company and are subject to resale restrictions, and that these and other considerations are addressed separately in the Fairness Opinion.

As the Related Party Placements do not represent a change of control, we have also not taken into account any potential synergies that could accrue to the Subject Placees as it relates to the Related Party Placements. In addition, and on the same basis, the possible existence of special purchasers has not influenced the conclusion of this Valuation.

Valuation Methodologies

In reaching our conclusion with respect to the Valuation, we have utilized a “Sum-of-the-Parts" (or “SOTP”) approach, using multiple valuation techniques to separately consider each of the Matawinie Mine on a standalone basis; the Integrated Graphite Project; the resulting implied Bécancour Battery Material Plant(s); the Uatnan Project; and ongoing future corporate costs and other balance adjustments to determine the en bloc equity value of the Company, which is then reflected on a per Common Share basis.

Specifically, for the Matawinie Mine, the Integrated Graphite Project (inclusive of the Matawinie Mine and the Bécancour Battery Material Plant(s)) and the Uatnan Project, we considered the following:

I.	Discounted cash flow (“DCF”) analysis, including:

a.	Determination of the net present value (“NPV”) of the Matawinie Mine, the Integrated Graphite Projects, and Uatnan Project using determined weighted average costs of capital (“WACC”) that reflect the risk factors appropriate to each asset, including sensitivity to selected scenarios;

b.	Net Asset Value (“NAV”) analysis using an 8% to 10% discount rate (being the industry standard for base metal and other similar mining projects) on individual projects, including sensitivity to selected scenarios. We then apply a risk or trading multiple to the determined NAV based on comparable trading analysis (“Price/NAV”); and

c.	Comparison of the determined WACC relative to the implied internal rate of return (“IRR”) based on Price/NAV multiples.

II.	Comparable company analysis, looking at the valuation ascribed by capital markets to companies in the graphite and battery metal sectors, including Price/NAV multiples and future looking EV/EBITDA multiples.

Given the development stage nature of the Matawinie Mine and the Integrated Graphite Project, including the anticipated production, grade, revenue mix, and associated cost profiles, we determined that the DCF approach was the most appropriate measure for assessing the fundamental value of these assets. DCF analysis is also reflective of the impact of changes in commodity prices, capital expenditures, and working capital influences. Operational forecast assumptions were largely based on the feasibility studies along with discussions with management.

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With respect to comparable company analysis, Fort Capital considered Price/NAV multiples of comparable strategic metal producers and developers as well as asset-based measures based on an Enterprise Value/EBITDA multiples and Enterprise Value/Resource multiples.

Discounted Cash Flow Methodology

The principal valuation methodology we have used is the DCF approach. We based our analysis primarily on the Technical Reports and associated models, reflecting management input with respect to changes and updates through to the Valuation Date. We then undertook to update and revise the analysis based on discussions with management as well as current market conditions. The material changes included:

•	Review and adjustment a management model for the Matawinie Mine on a standalone basis based largely on technical inputs from the recent Matawinie Mine Feasibility Study, to create a “Base Case Mine” scenario;

•	Review and adjustment of alternative scenario included in a management model prepared for lenders, to create a “Lender Mine Model”;

•	Review and adjustment of initial management models examining Integrated Graphite Projects consisting of the Matawinie Mine and an initial 13,000 tonne per annum brownfield battery materials plant (the “Base Case Integrated Model”) and the inclusion of a further 44,000 tonne per annum greenfield battery materials plant (the “Extended Case Integrated Model”);

•	Review of multiple price scenarios for both graphite flake and AAM to reflect current market conditions, including adjustment to reflect the impact of negotiated offtake agreements with regard to realized pricing for the Matawinie Mine;

•	Reflection of the impact of changes in foreign exchange rates;

•	Reflection of the impact of changes associated with condition and requirements associated with the project debt commitments;

•	Adding pre-construction development expenditures to bring the Integrated Graphite Project to an FID stage;

•	Adding additional study and development expenditures to bring the Uatnan Project to an FID stage;

•	Reflecting an FID/construction start date of June 2026 for the Matawinie Mine, late 2026 for the initial stage of the Bécancour Battery Plant, and January 2033 for the Uatnan Project; and

•	Discounting projected cash flows to the Valuation Date, as compared with the starting construction dates as set out in the Feasibility and PEA models, respectively.

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WACC

To determine the appropriate discount rate for the Matawinie Mine and the Integrated Graphite Projects, we used two broadly accepted methodologies to estimate WACC (the Capital Asset Pricing Model and the Build-up Approach) to determine an estimate of an appropriate cost of equity for each scenario. In addition to application of a size premium in both methods, Fort Capital also added bespoke company specific risk premia to reflect the significant risks facing the Company, as well as individual projects, including, but not limited to, the development-stage nature of the projects, significant construction cost and timing risks, risks associated with qualifying the AAM, as well as the opaque nature of the graphite market in general.

Estimates of WACC were then determined based on the determined cost of equity and early indications as to project lending metrics, both in terms of leverage levels and potential financing costs. The resulting WACCs were 10%, 11%, and 12% for the Base Case Mine, the Base Case Integrated, and the Extended Case Integrated scenarios, respectively.

NPV Results and Sensitivity

We then considered the impact of various discount rates and commodity prices. Both the Matawinie Mine and the Integrated Graphite Project are highly sensitive to both pricing and discount rates. For the Matawinie Mine, a 1% change in the discount rate results in an approximate 23% change in value, whereas a 5% change in realized prices results in an approximate 12% change in NPV. For the Base Case Integrated scenario, a 1% change in the discount rate results in an approximate 21% change in value, while a 5% change in realized prices results in 10% change in value. We also conducted further sensitivity analysis with respect to capital expenditures, operating costs, and terminal values for the Bécancour Battery Material Plant.

NAV Multiples

While industry standard is to use an 8% to 10% discount rate to allow for comparison of cash flows from different projects (and an 8% discount rate was used in the Technical Reports), reliance on a single discount rate does not capture the risks associated with advancing an asset to commercial production. There is considerable risk associated with the permitting, development and construction of any mining project, and this is primarily the reason as to why most development companies trade at a substantial discount to their underlying project or corporate NAVs.

These discounts encapsulate multiple risk factors including (but not limited to):

•	Mine/project location (e.g. “mine friendly” jurisdictions versus less stable regions);

•	Stage of project and expected time to commercial production (resource, preliminary economic assessment, pre-feasibility, feasibility and construction);

•	Cost profile, including anticipated positioning of the Matawinie Mine and the Integrated Graphite Project on a global cost curve;

•	Relative ease or difficulty of permitting (impacting timing and cost estimates);

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•	Type of ore body and associated mining and processing technologies, including relative capex intensity;

•	Potential for additional exploration upside; and

•	Certainty of funding, liquidity, and the availability of leverage.

In considering the Integrated Graphite Project, and more specifically the Matawinie Mine, we note that it is located in a stable jurisdiction; has a straightforward timeline to commercial production; has well known permitting and processing techniques for the production of concentrates; has secured offtake agreements for the majority of its production; and with the completion of the Equity Financing, is expected to be fully financed for construction. We further note that the integrated nature of the Integrated Graphite Project and the additional capital expenditure associated with the initial phase of the Bécancour Battery Material Plant, the offtake agreement with Panasonic, and the increased overall processing complexity, should moderately increase the overall risk of the Base Case Integrated scenario relative to the Matawinie Mine on a standalone basis. Finally, we note that the greenfield nature, overall larger size, current lack of offtake agreements, and relative amount of incremental capital associated with Extended Battery Plant all serve to further increase the risk profile of that specific scenario.

As a test to the reasonableness of the applied NAV multiples, we looked at the IRRs projected to be generated by the projects based on published studies and market trading values. For the Company, we utilized the same operating models used in the development of the DCF analysis and calculated the implied IRRs assuming a purchase price based on the selected P/NAV multiple ranges used in the comparable company analysis. This analysis generated an implied IRR range of 9.1% to 10.4% for the Matawinie Mine, and 10.0% to 11.6% for the Integrated Base Case. These implied ranges aligned well with the WACC utilized in the DCF analysis.

Comparable Company Analysis Methodology

As a secondary valuation measure, we considered comparable company trading analysis, based on calculated Price/NAV trading multiples (which also informed views for the NAV analysis), profitability metrics such as Enterprise Value / EBITDA multiples, and asset-based measures including Enterprise Value to Contained Reserves and Resources.

We considered publicly traded graphite and strategic metal producers and developers as being the most relevant set of comparable companies. Within this set, Fort Capital considered relative stage of the asset (production, construction, or study stage) as well as geo-political factors.

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Figure 9 – Selected Comparable Companies

Advanced Strategic Metals[10]	Integrated Strategic Metals[10]	Junior Graphite Developers
IGO	EcoGraf	Black Rock Mining
Liontown	Falcon Energy Materials	Blencowe Resources
Lithium Argentina	Graphite One	Evion Group
PMET Resources	Iluka Resources	First Canadian Graphite
PLS Group	Lithium Americas (USA)	Focus Graphite
Sigma Lithium	Lynas Rare Earths	Sarytogan Graphite
Sovereign Metals	MP Materials	South Star Battery Metals
NextSource Materials
Northern Graphite
Quantum Graphite
Renascor Resources
Syrah Resources
Talga Group
Westwater Resources

Figure 10 – Comparable Company Summary Trading Multiples

Comparable Companies	Average Price / NAV	Median Price / NAV	Average 2027E EV / EBITDA	Median 2027E EV / EBITDA
Advanced Strategic Metals	0.9x	0.9x	11.8x	9.5x
Integrated Strategic Metals	0.6x	0.3x	13.7x	15.1x

Comparable Companies	Average EV / M&I	Median EV / M&I	Average EV / Tot. Resources	Median EV / Tot. Resources
Junior Graphite Developers[11]	$14.0	$7.5	$7.6	$3.4

The range of Price/NAV multiples (using consensus NAV figures) for more advanced stage graphite (or strategic metal) mines reviewed was 0.53x to 1.36x (with a median of 0.85x), while for integrated producers we observed a Price/NAV range of 0.15x to 1.13x (with a median of 0.35x). On the Unaffected Date, NMG was trading at a Price/NAV multiple of 0.55x its consensus NAV figure.

These figures informed our selected Price/NAV range of 0.6x to 0.8x for the Matawinie Mine, and 0.5x to 0.7x for the Integrated Graphite Projects.

10 Developers and producers

11 Multiples expressed as $/t of Cg

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We also looked at more advanced stage battery metal companies, including rare earth metals and lithium developer/producers with regards to profitability measures. While many of the comparable companies are themselves in the development or construction stage, we looked at EV/EBITDA trading metrics for 2027E for those companies expected to be in commercial operation at that time. This resulted in an observed range of 2027 EV/EBITDA multiples of 4.6x to 21.6x, with an average of 12.6x and a median of 14.0x. These figures informed our selected multiple range of 7.0x to 9.0x for the Matawinie Mine and 8.0x to 10.0x for the Integrated Graphite Project, reflecting in part timing and construction risks, but also considering the higher margin potential once those respective projects are in commercial production. These multiples were then applied to the 2030 forecasts for the Matawinie Mine and the Base Case Integrated Model (and 2033 forecast for the Extended Case Integrated Model), being the first full year of commercial production in each case, and adjusted for the required project capital cost to achieve commercial production. These future range of values were then discounted back at a determined discount rate to generate a current value range.

For the Uatnan Project, we considered comparable company analysis on an Enterprise Value to Measured and Indicated basis, as well as well as on an Enterprise Value to Contained Resource basis, adjusting for the very early stage of the mine and the extended time period to commercial operations.

Precedent Transaction Methodology

A review of precedent transactions in the battery metals sector did not result in any transactions that we deem to be comparable given the Company’s current development status and the stage of the Integrated Graphite Project, project capital expenditures and financing requirements, and future revenues and margins associated with the specific offtake arrangements and end markets for the Company’s products.

We did, however, place some reliance on the previously completed acquisition of the Uatnan Project by NMG from Mason Resources Inc. (“Mason”) on January 31, 2024. While NMG and Mason had previously agreed on a joint venture arrangement with respect to the Lac Gueret property / Uatnan Project, the transaction that was announced on January 22, 2024 represented an acquisition of 100% of the project and could be considered as a negotiated transaction between arm’s length parties. The announced transaction set out an acquisition price for 100% of the Lac Gueret property / Uatnan Project for total immediate consideration of 6.2 million Common Shares (equivalent to C$17.4 million based on the closing share price of NMG on announcement of the transaction), and a future payment of C$5 million payment to be made at the start of commercial production.

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Sum-of-the-Parts-Analysis

Based on the above noted analysis and methodologies, we determined an indicative value range for the Matawinie Mine of $160 million to $240 million. We then looked at the incremental value of the Integrated Graphite Projects (both the Base Case Integrated Model and the Extended Case Extended Model), which resulted in incremental value associated with the Integrated Graphite Projects in a range of $270 million to $400 million. These indicative values incorporated the results from the DCF Analysis, the Comparable Company Analysis and analysis applying future EBITDA multiples.

We also determined an indicative value range for the Uatnan Project to be $40 million to $100 million, placing primary reliance on asset-based measures including enterprise value to resource multiples.

Finally, we reflected the present value of future corporate G&A (above the individual mine level) and made further balance sheet adjustments to determine the en bloc Fair Market Value for NMG as a whole, as well as on a per Common Share basis.

Figure 11 – Sum of the Parts Summary

Asset	Low ($M)	High ($M)
Matawinie Graphite Mine	$160	$240
Bécancour Integration	$270	$400
Uatnan Project	$40	$100
Corporate Expenses	$(129)	$(112)
Net Asset Value	$341	$628
Add: Cash[12]	$40	$40
Add: Equity Investments (Mark to Market – April 8, 2026)	$0	$0
Subtract: Debt[13]	$(14)	$(14)
Indicative Value	$367	$654
Shares Outstanding (Treasury Stock Method) (M)[14]	162	186
Fair Market Value per Share ($/ Share)	$2.26	$3.51

Valuation Conclusion – Common Shares

In arriving at our opinion as to the Fair Market Value of the Common Shares, we did not attribute any specific weight to a valuation methodology, but rather made qualitative judgments based upon our experience in rendering such opinions and on prevailing circumstances, including current market conditions, as to the significance and relevance of each valuation methodology and overall financial analysis. Based on this analysis and judgement, we selected an en bloc equity value range of $367 million to $654 million. Based on assumptions, limitations and qualifications contained herein, it is the opinion of Fort Capital that, based upon the preceding analysis, assumptions, limitations and other relevant factors, the Fair Market Value range of the Common Shares is $2.26 to $3.51 per share.

In accordance with MI 61-101, the above noted Fair Market Value per Common Share is presented on an en bloc basis, before any adjustments for minority interest or for liquidity, though the Related Party Placements do not represent a control block and come with significant restrictions, including resale restrictions on the holding of the Common Shares purchased by the Subject Placees.

12 Estimated cash and cash equivalents balance as of March 31, 2026

13 Debt includes convertible notes and lease liabilities

14 Applied proceeds from dilutive securities to repurchase stock at the indicative value

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FAIRNESS OPINION

Additional Related Party Placement Considerations

The Equity Financing, including the Related Party Placements, are being completed at a price of $1.84 per Share, which represented a discount of 19.3% to the closing trading price of the Common Shares on the NYSE on the Unaffected Date, and discounts of 19.6%, 16.5%, and 17.1% to the 5-day, 20-day, and 30-day VWAPs on such date, respectively. We are of the opinion that these are not unreasonable discounts to trading value when considering (a) the current market environment, generally, (b) the large size of the Equity Financing, including the Public Offering, relative to the available trading float of NMG, and (c) the resale restrictions associated with the Related Party Placements. Further, the effective discounts are in line with other recent large capital raises conducted by strategic metal developers over the last twelve months.

The Arm’s Length Placement terms represent the conclusion of arm’s length negotiations and a process run by the Company and its financial advisors to secure strategic investors for NMG to significantly de-risk both the Matawinie Mine and the Integrated Graphite Project, as well as enabling the project finance commitments ahead of FID.

Under the requirements of MI 61-101, which specifically excludes the application of any discounts for minority ownership interests or for relative liquidity, the Fair Market Value range of the Common Shares was determined to be $2.26 to $3.51 per Common Share. However, the Common Shares to be received by the Subject Placees under the Related Party Placements will continue to represent minority holdings. We considered what might be a reasonable discount from en bloc value in considering a reasonable trading range for Common Shares in considering the fairness of the Related Party Placements.

Summary of Fairness Considerations

Fort Capital’s assessment of the fairness of the Related Party Placements, from a financial point of view, was based upon several quantitative and qualitative factors including, but not limited to:

●	The offering price in the Related Party Placements is within the minority adjusted fair market value range for the Common Shares;

●	The Related Party Placements were completed on the same terms as the Arm’s Length Placements and the Public Offering, which were negotiated on an arm’s length basis;

●	Both IQ and CGF had existing pre-emptive rights to participate alongside Arm’s Length Placement and the Public Offering;

●	The Arm’s Length Placement and the Public Offering terms represent the conclusion of a value discovery process run by the Company and its financial advisor to secure equity financing enabling NMG to significantly de-risk the Matawinie Mine and advance the project to FID;

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●	Consideration of any conditions of the Related Party Placements and potential impacts on the likelihood of closing;

●	Consideration of the other potential benefits and risks associated with the Related Party Placements; and

●	The Company continues to face considerable risk in the advancement of the Integrated Graphite Project, including reaching all the conditions precedent for FID and arranging incremental equity and debt commitments.

Fairness Conclusion

As the Related Party Placements fall within the range of minority adjusted fair market value for the Common Shares along with our assessment of the other considerations as set forth above, it is the opinion of Fort Capital that the Related Party Placements are fair, from a financial point of view, to Shareholders of NMG other than the Subject Placees.

SUMMARY OF OPINIONS

Valuation

It is the opinion of Fort Capital that, based upon the preceding analysis, assumptions, limitations and other relevant factors, the Fair Market Value range of the Common Shares is $2.26 to $3.51 per Common Share.

Fairness Opinion

It is the opinion of Fort Capital that the Related Party Placements are fair, from a financial point of view, to Shareholders of NMG other than the Subject Placees.

Yours very truly,

FORT CAPITAL PARTNERS

SCHEDULE G

CHARTER OF THE BOARD OF DIRECTORS

(see attached)

CHARTER OF THE BOARD OF DIRECTORS

TABLE OF CONTENTS

I.	ROLE	1

II.	COMPOSITION AND MEETINGS	1

III.	DUTIES AND RESPONSIBILITIES	2

1.	Strategic Planning	2

2.	Integrity	3

3.	Supervision of the Business of the Company	3

4.	Evaluation and Succession Planning	4

5.	Communication	4

6.	Meeting Attendance	4

7.	Other	5

Charter of the Board of Directors	i

I.	ROLE

The board of directors (the “Board”) of Nouveau Monde Graphite Inc. (the “Company”) must promote the viability of the Company and value creation, require that the management of the Company be in the best interests of the Company and of its shareholders, while taking into account the interests of other stakeholders. Furthermore, it shall promote the constant improvement of the performance of the Company and thus ensure its continuous development.

The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board supervises the management of the affairs of the Company. The Board is responsible for the good governance of the Company and must to this end ensure an efficient allocation of the resources and have the power to report it.

II.	COMPOSITION AND MEETINGS

In accordance with the articles of the Company, the Board is composed of a minimum of three directors and of a maximum of fifteen directors.

The directors must devote the necessary time to the business of the Board and have the relevant skills, experience and aptitudes relating to their appointment as a director in order to meet the needs of the Company and to allow the Board to function effectively. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

The majority of the directors must be considered independent by the Board, in accordance with the legislative and regulatory requirements and the listing criteria which the Company is subjected to. As an indication, a director is independent if he does not have a material relationship, either direct or indirect, with the Company, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board is governed by the Company’s by-laws approved by the shareholders and by the resolutions adopted by the Board.

Essential information and documentation relating to the points on the agenda and subjects discussed at the Board meetings are distributed to the Board members prior to each meeting to allow them to address such points and related subjects in a fully informed manner. Furthermore, the Company will distribute to the Board the necessary and pertinent information on the Company, its operations and its finances.

Charter of the Board of Directors	1

Members of the Board may take part in the meetings by teleconference or any other similar means of communication allowing all the individuals participating in the meeting to communicate simultaneously.

Executive management and other Company personnel may, on invitation, participate in the meetings and make presentations so that the directors acquire better knowledge and comprehension of the business of the Company.

The directors shall, if need be, meet without executive management or the non-independent directors, according to what they consider suitable in order to allow a free and open discussion between the independent directors.

III.	DUTIES AND RESPONSIBILITIES

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following duties and responsibilities:

1.	STRATEGIC PLANNING

(a)	Provide management with the benefits of its vision for new trends and recent events and recommend action appropriate to the circumstances to management;

(b)	Approve a strategic plan, oversee that it is updated, by taking into account, among others, opportunities and risks related to the Company’s activities, global trends related to the Company’s industry and growth potential;

(c)	Oversee the principal risks which the commercial activities of the Company are exposed to and supervise the implementation of the strategic plan and the appropriate systems to manage risks;

(d)	Examine and approve, if necessary, any strategic decision for the Company including, in particular, merger, acquisition and disposal of shares, assets or businesses exceeding the delegated powers of approval of executive management; and

(e)	Understand and regularly re-evaluate the business plans of the Company.

Charter of the Board of Directors	2

2.	INTEGRITY

(a)	Ensure the integrity of the President and Chief Executive Officer and the members of the executive management and maintain a culture of integrity within the Company;

(b)	Oversee that the Company possesses the means to respect the legislative and regulatory requirements regarding its operations; and

(c)	Adopt a code of conduct that governs the behavior of the directors, management and employees of the Company; see to the continuance of a conformity process with its own code of conduct and politics and review, from time to time, the Company’s code of conduct.

3.	SUPERVISION OF THE BUSINESS OF THE COMPANY

(a)	Review and approve the financial objectives, budgets and plan of action, including major capital allowances and expenditures;

(b)	Approve the issuance of securities and any operation out of the normal course of the activities of the Company, including proposals regarding mergers, acquisitions, major financings, dispositions or material departures from strategic plan or budgets and other important operations such as investments and investment withdrawals;

(c)	Supervise executive management in order to ensure that the Company’s daily activities are managed in a competent manner and in accordance with the business plan approved by the Board;

(d)	Provide advice to executive management when required by the circumstances;

(e)	Ensure that executive management understands the expectations of the Board, that the appropriate questions are presented to the Board and that it is kept informed of the feedback from the shareholders;

(f)	Ensure that the Board may exercise its functions independently from executive management of the Company;

(g)	Determine the expediency of declaring dividends and declare such dividends, where applicable;

(h)	Review the financial information and monitor the integrity of the Company’s internal control and management information systems; and

(i)	Consider and approve any modification to the present charter of the Board.

Charter of the Board of Directors	3

4.	EVALUATION AND SUCCESSION PLANNING

(a)	Evaluate its own efficiency with regard to the performance of the aforementioned duties and the other responsibilities of each director;

(b)	Supervise the composition of the Board to ensure the effectiveness of the decision-making process;

(c)	Verify that the members of executive management have the required skills to accomplish their functions;

(d)	Monitor corporate performance against the strategic plans and business, operating and capital budgets;

(e)	Create necessary Board committees (including the mandatory Audit Committee), establish their mandates and choose their members;

(f)	Recommend candidates for director positions to fill any vacancy on the Board;

(g)	Ensure that all new directors are completely oriented in order that they fully understand the role of the Board and its committees, as well as the nature and operation of the Company’s business;

(h)	Evaluate and supervise the succession planning, in emergency circumstances, of the Chief Executive Officer and executive management; and

(i)	Ensure that directors receive adequate continuing training and orientation.

5.	COMMUNICATION

(a)	Oversee the steps followed so that the Company conforms to its obligations of continuous and timely disclosure and avoids selective disclosure;

(b)	Examine and approve the content of the principal disclosure documents, including the annual information form, press releases regarding quarterly and annual financial results, as applicable, as well as the corresponding financial statements, and the management proxy circular; and

(c)	Review, when necessary, the Company’s communication policies.

6.	MEETING ATTENDANCE

(a)	To ensure the efficient performance of their responsibilities, the Board and Audit Committee shall meet periodically, at least once quarterly, while the other committees shall meet as needed, but no less than once per year;

Charter of the Board of Directors	4

(b)	Unless prevented by circumstances beyond their control, all directors must attend all meetings of the Board or committee on which they sit; and

(c)	Before each meeting, the directors shall receive the documentation required for the following meeting. Each director shall be responsible for examining this documentation before that meeting opens.

7.	OTHER

Carry out any other appropriate duties and responsibilities pursuant to the legislative and regulatory requirements pertaining to its operations and to the by-laws of the Company.

Approved by the Board on November 17, 2021.

Charter of the Board of Directors	5